82- SUBMISSIONS FACING SHEET

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02028992

REGISTRANT'S NAME Shun Tak Holdings Ltd

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DATE : 5/14/02

Shun Tak Holdings Limited

信德集團有限公司

Annual Report 2001 年報

SHUN TAK





BOARD OF DIRECTORS

Dr. Stanley Ho
Group Executive Chairman

Sir Roger Lobo
Independent Non-Executive Director

Mr. Robert Kwan
Independent Non-Executive Director

Dr. Cheng Yu Tung
Non-Executive Director

Mrs. Mok Ho Yuen Wing, Louise
Non-Executive Director

Ms. Pansy Ho
Managing Director

Ms. Daisy Ho
Deputy Managing Director

Dr. Ambrose So
Executive Director

Mr. Patrick Huen
Executive Director

Mr. Andrew Tse
Executive Director

Mr. Anthony Chan
Executive Director

Ms. Maisy Ho
Executive Director

AUDIT COMMITTEE

Mr. Robert Kwan
Chairman of the Audit Committee

Sir Roger Lobo

Mrs. Mok Ho Yuen Wing, Louise

COMPANY SECRETARY

Dr. Ambrose So

REGISTERED OFFICE

Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong
Tel: (852) 2859 3111
Fax: (852) 2857 7181
Web site: www.shuntakgroup.com
E-mail: enquiry@shuntakgroup.com

AUDITORS

H.C. Watt & Company Limited

SOLICITORS

Johnson, Stokes and Master

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
BNP Paribas, Hong Kong Branch
Citibank, N.A.
Credit Agricole Indosuez
Hang Seng Bank Limited
The Hongkong & Shanghai Banking Corporation Limited
Westdeutsche Landesbank Girozentrale, Hong Kong Branch

SHARE REGISTRAR AND TRANSFER OFFICE

Central Registration Hong Kong Limited
Rooms 1901-1905
19th Floor Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York

SHARE LISTING

The Company's shares are listed on The Stock Exchange of Hong Kong Limited, traded in the form of American Depositary Receipts on the OTC market in the United States and quoted on the SEAQ in London, United Kingkom.

Corporate History

Shun Tak Holdings Limited, established in 1972 and listed on the Hong Kong Stock Exchange since 1973, is a leading Hong Kong-based conglomerate operating three core businesses – shipping, hospitality and property.

The Group's shipping division is historically the foundation of its growth. The Group's origins date back to 1961 when its major shareholder, Shun Tak Shipping Company, Limited ("STS"), was founded. In a pioneering move, STS inaugurated ferry service between Hong Kong and Macau the following year after the Macau government granted an exclusive casino franchise to Sociedade de Turismo e Diversões de Macau, S.A.R.L. ("STDM"). Shun Tak Enterprises Corporation ("STE"), forerunner of the present company, was formed in 1972 to operate high-speed vessels on the route through its subsidiary, Far East Hydrofoil Co., Ltd.

In response to the growth of the Southern China and Hong Kong economies in the 1980s, STE initiated a long-term programme of diversification, first into tourism-related industries, such as hotels and restaurants, and then into real estate. Through its interest in major commercial, residential and retail property developments, including The Belcher's and Liberté development projects, the Group is a key player in the property market in Hong Kong.

In 1990, STE changed its name to Shun Tak Holdings Limited to better reflect the diversity of its activities. Two years later, the Group acquired a 5% stake in STDM, the enterprise behind Macau's dynamic development. STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A. which has signed a new gaming licence with the Macau SAR Government since the opening up of the gaming industry in early 2002.

In a strategic move to strengthen its shipping division and expand market share, the Group successfully merged its shipping operations with those of CTS-Parkview Holdings Limited in 1999. The combined entity is operated and managed by the joint venture company, Shun Tak – China Travel Shipping Investments Ltd., under the trade name "TurboJET".

Today, the Group owns one of the largest fleets of high-speed passenger ferries in Asia. The fleet provides passengers with fast, comfortable and reliable service between Hong Kong and Macau, Shenzhen and Guangzhou.

Shun Tak employs more than 2,000 people in Hong Kong and Macau and has established itself as one of the leading conglomerates operating in the Pearl River Delta.



Group Profile

○ TurboJET
○ Shipyards
○ Development
○ Investment
○ Management
○ Macau Tower Convention and Entertainment Centre
○ Hotel Investment
○ Hotel Management
○ Private Clubs

Dr. Stanley Ho
O.B.E.
Group Executive Chairman
aged 80

The Group's founder and executive chairman, Dr. Ho has been a Director of the Company since its incorporation in 1972. He is also a director of Shun Tak Shipping Company, Limited* and chairman of the publicly-listed Melco International Development Limited.

Dr. Ho is currently president of The Real Estate Developers Association of Hong Kong. He is also chairman of the board of directors of The University of Hong Kong Foundation for Educational Development and Research, a member of the Court and Council of The University of Hong Kong and a founding member of the Court of The Hong Kong Polytechnic University.

He is a vice patron of the Community Chest of Hong Kong, a member of the board of trustees of the Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts.

In Macau, Dr. Ho is managing director of both Sociedade de Turismo e Diversões de Macau, S.A.R.L. and Sociedade de Jogos de Macau, S.A., vice-chairman of the board of directors of CAM — Macau International Airport Company Limited, chairman of Seng Heng Bank Limited and chairman of Macau Jockey Club.

Dr. Ho is a Standing Committee member of the 9th National Committee of the Chinese People's Political Consultative Conference.

Sir Roger Lobo
C.B.E., LL.D., J.P.
Independent Non-Executive Director
aged 79

Sir Roger Lobo was appointed independent non-executive director in 1994. He is vice-patron of the Community Chest of Hong Kong and The Society of Rehabilitation and Crime Prevention, Hong Kong. Sir Roger is also a member of the Board of Trustees of Business and Professionals Federation of Hong Kong and a council member of Caritas Hong Kong.

Mr. Robert Kwan
M.A. (CANTAB), F.C.A., F.H.K.S.A., C.P.A., J.P.
Independent Non-Executive Director
aged 65

Mr. Kwan was appointed independent non-executive director in 1994. He is chairman of Deloitte Touche Tohmatsu Certified Public Accountants.

Dr. Cheng Yu Tung
Non-Executive Director
aged 76

Dr. Cheng has served as a director of the Company since 1982 and is also a director of Shun Tak Shipping Company, Limited*. He is vice president of The Real Estate Developers Association of Hong Kong and a director of the Chinese Gold & Silver Exchange Advisory Committee. Dr. Cheng is chairman of New World Development Company Limited, chairman of Chow Tai Fook Jewellery Company Limited, a director of Hang Seng Bank Limited and a member of the board of trustees of the Better Hong Kong Foundation.

Mrs. Mok Ho Yuen Wing, Louise
Non-Executive Director
aged 73

Mrs. Mok, sister of the Group executive chairman, Dr. Stanley Ho, was appointed non-executive director in March 1999. Mrs. Mok is a Supervisory Committee Member of Sociedade de Turismo e Diversões de Macau, S.A.R.L.

* Shun Tak Shipping Company, Limited is a substantial shareholder of the Company.

Ms. Pansy Ho
Managing Director
aged 39

Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, was appointed executive director when she joined the Group in January 1995. Ms. Ho was appointed Managing Director in June 1999.

In addition to serving as executive director of Air Macau Company Limited, she is a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L. She is also a committee member of The Chinese People's Political Consultative Conference of Guangdong Province and founding honorary advisor and board director of The University of Hong Kong Foundation for Educational Development & Research and advisory council member of The Better Hong Kong Foundation.

Besides overseeing the overall strategic development and management of the Group, she is also the Chief Executive Officer and director of Shun Tak — China Travel Shipping Investments Ltd. and is directly in charge of the Group's shipping operations.

Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara.

Ms. Daisy Ho
Deputy Managing Director
aged 37

Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, joined the Group in January 1994 and was appointed executive director in October of the same year. She became the Group's deputy managing director in June 1999 and chief financial officer the following October.

Besides participating in the Group's strategic planning and development, Ms. Ho is also responsible for the Group's overall financial activities, as well as property sales and investments.

Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

Ms. Ho is also an executive committee member of the Real Estate Developers Association of Hong Kong, a member of the Hong Kong Institute of Real Estate Administration, Advisory Council of the Canadian International School of Hong Kong and Hong Kong Advisor to The Dean's Advisory Board of University of Toronto.

Dr. Ambrose So
Executive Director
aged 51

Dr. So joined the Group in 1975 and was appointed executive director in 1991. He is also a founding honorary director of The University of Hong Kong Foundation for Educational Development and Research. Dr. So is a committee member of the 9th National Committee of the Chinese People's Political Consultative Conference.

As an associate member of the Institute of Chartered Secretaries and Administrators, Dr. So is the Group's company secretary with responsibility for activities relating to Group administration and corporate development.

Dr. So holds a Doctoral degree of Management Studies from the Southern Cross University, Australia and a Bachelor's degree of Science from the University of Hong Kong.

Mr. Patrick Huen

Executive Director

aged 60

Mr. Huen joined the Group in 1979 and was appointed executive director in 1991. He is responsible for the Group's strategic planning, corporate development, finance and investment-related activities.

Mr. Huen is also the C.E.O. of Seng Heng Bank Limited, an executive director of CAM — Macau International Airport Company Limited and Estoril Sol, SGPS, a company listed on the Lisboa Stock Exchange in Portugal, as well as the chairman of Omnitech Group Limited. He is an associate member of the UK Chartered Institute of Bankers and a member of the Hong Kong Securities Institute.

Mr. Andrew Tse

Executive Director

aged 49

Mr. Tse joined the Group in 1981 and was appointed executive director in 1991.

Mr. Tse is the chief executive officer of East Asia Airlines Limited and Helicopters Hong Kong Limited.

Mr. Anthony Chan

Executive Director

aged 54

Mr. Chan joined the Group in 1987 and was appointed executive director in 1991.

A director of The Real Estate Developers Association of Hong Kong, Mr. Chan is president of the Advisory Council of the Hong Kong Association for the Advancement of Real Estate and Construction Technology, and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development and investment activities.

Ms. Maisy Ho

Executive Director

aged 34

Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, joined the Group in September 1996 and was appointed executive director in June 2001.

Since joining the Group, she has been responsible for overseeing the strategic planning and operations of the property management division. She is a member of the Hong Kong Institute of Real Estate Administration, International Professional Security Association, Federation of Hong Kong Industries as well as an associate member of the Hong Kong Institute of Facility Management.

Ms. Ho holds a Bachelor's degree in mass communication and psychology from Pepperdine University.

- In March, the Group formed a 50:50 joint venture with Sun Hung Kai Properties Limited to undertake the main construction contract of the Liberté development in Cheung Sha Wan. This arrangement will improve efficiency in monitoring construction schedule and project quality.

- In April, The Belcher's Phase I residential units were delivered to the homebuyers.

- In July, Shun Tak-China Travel Shipping Investments Ltd. ("ST-CTS") renewed a charter service agreement with Sociedade de Turismo e Diversões de Macau, S.A.R.L. ("STDM") to operate on its behalf a low-fare passenger ferry service between Kowloon and Macau for a half-year term from July 2001. The agreement was also extended for another one-year term from January 2002, allowing the Group to receive stable income for the route and further promote Macau tourism.

- In October, The Westwood – the most modern large-scale shopping mall in the Western Mid-Levels with a gross floor area of over 220,000 square feet – was officially launched.

- In December, the Group entered a 20-year operational and property management agreement for the Macau Tower Convention and Entertainment Centre ("MTCEC") owned by STDM in Macau. The MTCEC, a prominent tourism, convention and entertainment landmark, is expected to broaden the Group's hospitality network in Macau.

- In December, the Group accepted the land premium offer for modification of the government leases to convert the initially proposed two hotel towers of the Liberté project into two residential towers.

- In April 2002, ST-CTS celebrated the launching of a new route between Shenzhen and Macau, to further expand its service network in the Pearl River Delta region.

Financial Highlights

	2001 (HK$'000)	(Restated) 2000 (HK$'000)
Turnover	**5,338,650**	3,238,234
Profit attributable to shareholders	**276,304**	247,107
Shareholders' equity	**5,685,117**	5,477,657
Earnings per share (cents)	**17.8**	16.0
Dividends per share (cents)	**5.0**	5.0
Net asset value per share (dollars)	**3.7**	3.5

The calculation of earnings per share is based on 1,553,947,128 shares (2000: weighted average of 1,546,750,696 shares) in issue during the year.

Dividend Schedule

Announcement of final dividend	**23 April 2002**
Deadline for lodging of all transfers	**27 May 2002 - 4:00pm**
Closure of register of members	**28 May to 31 May 2002**
Annual General Meeting	**31 May 2002**
Posting of dividend warrant to shareholders	**14 June 2002**



2001 was a year of consolidating the Group's core businesses – shipping, hospitality and property – and fortifying its strengths to capitalize upon the revival of the tourism industry in Macau. As a result of our commitment to improving efficiency and profitability, notwithstanding adverse economic conditions worldwide, the Group is pleased to report satisfactory improvements in both turnover and attributable profit for the year.

The Group's profit attributable to shareholders for the year ended 31 December 2001 was HK$276.3 million, representing an increase of 11.8% compared with HK$247.1 million in 2000. Turnover amounted to HK$5,338.7 million, an increase of 64.9% compared with HK$3,238.2 million from the previous year. Earnings per share were HK17.8 cents (2000: HK16.0 cents).

Subject to approval by the shareholders at the Annual General Meeting on 31 May 2002, the Board of Directors recommend a final dividend of HK3 cents per share for the year (2000: HK3 cents). In addition to the interim dividend of HK2 cents per share already paid (2000: HK2 cents), the total dividend for the year amounts to HK5 cents per share (2000: HK5 cents).

With its continuing efforts to improve operating efficiency and profitability, the Group's 71%-owned Shun Tak-China Travel Shipping Investments Ltd. ("ST-CTS"), a joint venture with China Travel International Investment Hong Kong Limited, recorded another year of encouraging earnings growth in 2001. During the year, ST-CTS benefited from increasing passenger arrivals in Macau and lower fuel costs.

The Group's market leadership on the Hong Kong-Macau route remained unrivalled in 2001. In January 2001, ST-CTS recorded the highest single-day passenger number for the year of approximately 55,000, representing increases of 15.2% and 3.4% as compared with those of 1999 and 2000, respectively. In addition, passenger traffic on its Shenzhen and Guangzhou routes continued to improve with growth of approximately 13% as compared with the previous year. In order to capitalize on the increasing passenger traffic in the Pearl River Delta region, ST-CTS is actively exploring route expansion in anticipation of expanding economic activities in the region. On 16 April 2002, ST-CTS officially launched a new high-speed passenger ferry service between Shenzhen and Macau to diversify the existing service between Shenzhen and Hong Kong.

The revival of the Macau tourism industry underpinned the improved performance of the Group's hotels in Macau. During the year, Mandarin Oriental Macau and The Westin Resort Macau both reported satisfactory growth in their net profits and average room rates.

The Group's property division achieved encouraging responses from the sales of The Belcher's in 2001 and commenced the pre-sale of the Liberté in April 2002, which has been well-received by the market. During the year, The Belcher's Phase I development was completed on schedule and The Westwood, the largest shopping landmark in the Western Mid-Levels, was successfully launched.

With the addition of The Belcher's and The Westwood in Hong Kong, and the Macau Tower Convention and Entertainment Centre ("MTCEC") in Macau during the year, the Group's property management portfolio has significantly expanded to more than 8 million square feet of floor area in 2001. The portfolio will be further enhanced upon completion of the Liberté with the Group's latest appointment as property manager of the development.

With supportive government housing policies and improvements in economic growth in Hong Kong along with gradual recovery of the US economy, the Group expects sales from its property development projects to further generate substantial cash inflow and earnings in the coming years. On 21 March 2002, the Group proposed to raise approximately HK$388.5 million by way of a rights issue for reducing the Group's debt and further strengthening the Group's financial position. The Board anticipates that the improved gearing and financial performance will place the Group in a sound financial position to pursue new business opportunities, particularly in hospitality-related investments in Macau.

Reflecting its confidence in the prospects of Macau, the Group is committed to participating in the promising new business environment in Macau. The Group currently has a 5% stake in Sociedade de Turismo e Diversões de Macau, S.A.R.L. ("STDM"). STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A. which signed a new gaming licence with the Macau SAR Government in March 2002. In December 2001, the Group was awarded the operational and property management agreement for the MTCEC, which is owned by STDM, for a 20-year period. Being a prominent tourism, convention and entertainment landmark, the MTCEC will broaden the Group's hospitality network in Macau.

It is anticipated that the opening up of the gaming industry will generate new investments in entertainment, tourism and cultural projects in Macau. With its track record and investment experience in Macau, the Group is well-poised to participate in, and benefit from, Macau's dynamic new era of development. The Group will continue to seek premium opportunities to strengthen its interests in Macau and complement its existing core businesses. In accordance with this strategy, the Group recently acquired the development rights of a 99,000 square metre hotel and commercial site in Taipa-Macau for a consideration of HK$500 million.

The Group will continue to review and restructure its existing operations and focus on the business development of its shipping and hospitality divisions. In February 2002, the Group strategically disposed of its 20% equity interest in an air-cargo business, AHK Air Hong Kong Limited, for HK$194 million at a gain of HK$177.8 million.

Looking forward, the Group remains confident of the future development and long-term prospects of its core businesses, in anticipation of the revival of Macau tourism and economic growth in the Pearl River Delta region. The management will continue to seek appropriate investment opportunities, particularly in this region, in a prudent manner with a view to improving profitability and enhancing long-term shareholder's value.

I would like to take this opportunity to extend our sincere thanks and appreciation to the employees and management team for their dedicated efforts, commitment and contribution to the Group. I am also grateful to valued shareholders for their continuous support and confidence in our management team throughout the years.

Stanley Ho
Group Executive Chairman
23 April 2002

*"With increasing passenger traffic
to Macau and economic activities
in the Pearl River Delta,
the Group is actively exploring passenger ferry
route expansion and other business
development opportunities in the region."*





Shipping

Buoyed by robust economic growth in the Pearl River Delta and increasing passenger traffic to Macau from Hong Kong and Mainland China, the Group's shipping division continued to record encouraging earnings growth in 2001.

Operating under the trade name "TurboJET", Shun Tak-China Travel Shipping Investments Ltd. ("ST-CTS"), the Group's 71%-owned joint venture with China Travel International Investment Hong Kong Limited, owns and operates high-speed passenger ferry services between Hong Kong/Kowloon and Macau, Guangzhou and Shenzhen.



ST-CTS is one of the largest high-speed ferry operators in Asia with a fleet of 31 vessels as at the end of 2001. As the only operator offering 24-hour ferry services between Hong Kong and Macau, the Group's shipping division has been the market leader in its Macau route for nearly four decades, enjoying a market share of approximately 90% in 2001 with passenger traffic of approximately 9.8 million during the year. Passenger traffic on the Shenzhen and Guangzhou routes also grew approximately 13% in 2001.

The strategic merger in June 1999 enabled ST-CTS to optimise economies of scale, improve operating efficiency, expand market share and boost earnings momentum. The enlargement of the Group's fleet after the merger offered additional flexibility in vessel deployment and sailing schedule. This has resulted in a significant rebound in load factor.

Through optimal re-allocation of internal resources and enhancement of operating efficiency, ST-CTS continues to provide high quality services to its passengers.

Benefiting from declining fuel prices and continuing cost control measures, ST-CTS achieved significant cost savings during the year. In particular, fuel costs decreased by approximately 20% in 2001.

In July 2001, ST-CTS renewed a charter service agreement with Sociedade de Turismo e Diversões de Macau, S.A.R.L. ("STDM"). Under the agreement, two high-speed passenger ferries were chartered to STDM to operate on its behalf a low-fare passenger ferry service between Kowloon and Macau for a half-year term from July 2001. In January 2002, the agreement was further renewed for an additional year. This enables the Group to receive a stable income for the route and further promote Macau tourism.

In order to re-deploy surplus resources and explore future business development opportunities, ST-CTS strategically disposed of one of its jetfoils to an Asian company at a gain during the year.

In anticipation of increasing economic activities in the Pearl River Delta region, the Group is actively exploring the expansion of new PRC routes and other regional development opportunities. On 16 April 2002, ST-CTS celebrated the launching of a new route between Shenzhen and Macau to diversify its existing ferry service between Shenzhen and Hong Kong.

"With the revival of Macau tourism, together with the opening up of Macau gaming industry, which will generate new investments in entertainment, tourism and cultural projects, the Group will participate in and benefit from Macau's dynamic new era of development."


MANDARIN ORIENTAL
WESTIN





Hospitality

Macau continues to generate growing tourism interest with its distinctive cultural heritage, diverse entertainment facilities and dynamic economic potential. In 2001, total visitor arrivals to Macau surpassed the 10-million benchmark with a 12% growth as compared with the previous year. Visitor arrivals from Mainland China played a dominant role in the tourist growth in Macau, accounting for 29% of its total visitor arrivals in 2001, as compared with 25% in 2000. This represented a 32% increase of visitor arrivals from Mainland China during the year, as compared with a 25% growth in 2000.

Benefiting from a revival of Macau tourism, the Group's hospitality business in Macau performed satisfactorily during the year. Mandarin Oriental Macau, equipped with a luxurious 163,000 square feet spa-resort facility, achieved in 2001 increases of 44.5% and 16.8% in net profit and average room rate, respectively. The Westin Resort Macau ("Westin"), adjacent to the Macau Golf & Country Club ("MGCC"), recorded a 15.3% and 10.5% growth in net profit and average room rate, respectively. Westin started to implement a refurbishment program in March 2002 which is scheduled for completion by the end of 2002. Westin, together with MGCC, is the only resort in Hong Kong and



Macau which offers an international standard 18-hole golf facility. In May 2001, MGCC hosted the Macau Open golf tournament for the fourth consecutive year.

19 December 2001 marked the official opening of the Macau Tower Convention and Entertainment Centre ("MTCEC") which is owned by Sociedade de Turismo e Diversões de Macau, S.A.R.L. ("STDM"). In December 2001, the Group was awarded the operational and property management agreement for the MTCEC for 20 years. The 338-metre high MTCEC is the world's tenth, and Asia's eighth, tallest freestanding tower. The MTCEC is a highly visible landmark in Macau, comprising a communication and observation tower, an outdoor plaza and a 4-level convention and entertainment centre with exhibition and conference facilities, a 500-seat theatre, entertainment areas and restaurants, cafes and retail stores. As a prominent tourism, convention and entertainment landmark, MTCEC will broaden the Group's hospitality network in Macau.

Reflecting its continuing confidence in the prospects of Macau, the Group is committed to participating in Macau's promising new business environment. The Group has a 5% stake in STDM. STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A. which signed a new gaming licence with the Macau SAR Government in March 2002. STDM also has interests in eight Macau hotels, the Nam Van Lakes reclamation project, the Nova Taipa Gardens, a 35.8% interest in Macau International Airport and a 14% interest in Air Macau, the enclave's flagship carrier. Ordinary dividends received from STDM in 2001 were HK$14.3 million (2000: HK$7.6 million).

It is anticipated that the opening up of the gaming industry will generate new investments in entertainment, tourism and cultural projects in Macau. This will in turn reinforce tourism interest and present the Group with opportunities for growth potential. The Group has confidence in the growth of Macau's tourism industry and economic prosperity in the Pearl River Delta region. With its track record and experience in the hospitality business, the Group will continue to seek appropriate hospitality-related investment opportunities in Macau to create synergy for its existing operations.



"Sales from the Group's quality property development projects will generate substantial cash inflow and earnings in the near future and significantly strengthen the Group's financial position to pursue new business opportunities."


THE WESTWOOD
西寶城
THE BELCHER'S 寶翠園



Property

The Group's property division achieved satisfactory growth in both turnover and earnings during the year from the sales of The Belcher's. As a result, the strong cash inflow from property sales significantly improved the gearing of the Group and enhanced its financial strength.

The Belcher's

The Belcher's Phase I development comprises three residential towers of 1,093 units (ranging in size from 800 to 1,800 square feet) and The Westwood, a large-scale commercial podium. The five-storey shopping mall of over 220,000 square feet houses a wide spectrum of retail outlets, adding value to The Belcher's as a premier property. The Belcher's also provides a deluxe 190,000 square feet all-weather residents' clubhouse and landscaped garden, which are the largest in the Mid-Levels.

Handover of the residential units of Phase I to homebuyers commenced in April 2001. The grand opening of The Westwood, the largest shopping landmark in the Western Mid-Levels, took place in October during the year. Phase II of the development, comprising the remaining three residential towers of 1,120 units, is scheduled for completion in mid-2002.

The Group launched additional residential units of Phases I and II in June and December 2001. Due to its convenient location and excellent clubhouse facilities, these were well-received by the market.

Liberté (formerly known as Cheung Sha Wan Shipyards Redevelopment Project)

In April 2000, the Group jointly submitted with Sun Hung Kai Properties Limited ("SHKP") a revised development plan for the Liberté to replace two hotel towers by two residential towers. The land premium offered by the Lands Department for modification of the



government leases was accepted in December 2001 and fully paid in early 2002.

Under the revised scheme, the Liberté features seven residential towers comprising 2,434 quality residential units (ranging in size from 500 to 950 square feet) and a commercial complex development with a total gross floor area of approximately 1.7 million square feet. In March 2001, the Group and SHKP formed a 50:50 joint venture to undertake the main construction contract of the project.

Superstructure works for Phase I, comprising five residential towers of 1,834 units, commenced in February 2001 and is scheduled for completion in the third quarter of 2003. Pre-sale of Phase I was launched in April 2002 and was well-received by the market. Phase II, comprising two residential towers of 600 units and a commercial podium, is scheduled for completion by the end of 2003.

The Liberté is ideally located at the centre of West Kowloon's transportation network and within walking distance to an MTR station. The Liberté will be equipped with a Balinese Palm Health Club House Garden of over 170,000 square feet featuring a variety of facilities.

Other Properties

The Phase I development of Nova Taipa Gardens in Macau, comprising 13 residential blocks, was launched in stages with approximately 78% of the units sold by the end of 2001.

The Shun Tak Business Centre in Guangzhou comprises a 32-storey office tower and a six-storey shopping arcade and multi-functional office accommodation. Since its completion in April 2000, sales and leasing of the development has progressed satisfactorily.

Phase I of the City Center of Shanghai (formerly known as Shanghai Plaza) comprises two 25-storey office towers and a six-storey retail and entertainment podium. Tower B was granted an occupation permit in February 2001 and is almost fully let. Tower A and the podium are expected to receive an occupation permit in mid 2002.

Property Services

With the addition of The Belcher's, The Westwood and the Macau Tower Convention and Entertainment Centre to its property management portfolio during the year, the Group currently manages approximately 5.1 and 3.4 million square feet of floor area in Hong Kong and Macau, respectively. The portfolio of the Group will be enhanced upon completion of the Liberté with the recent appointment of its property management division as the property manager of the development.

Committed to providing a comprehensive range of property management services to support the management and efficient functioning of its portfolio, the division has built up its own security team to enhance the quality of its services.

Properties for Development and/or Sale

	Approx. Total Gross Floor Area (Sq. m)	Approx. Total Site Area (Sq. m)	Primary Use	Group's Interest	Development Progress as of Dec 2001	Estimated Completion Date
Hong Kong						
The Belcher's		30,125	Residential			
Phase I	112,619			51%	Works completed	–
Phase II	138,162			51%	Superstructure works	2002
Chatham Gardens	–	3,786	–	51%	Under planning	–
Liberté		18,912	Comprehensive Development			
Phase I	119,458			64.56%	Superstructure works	2003
Phase II	40,112			64.56%	Superstructure works	2003
124 Pok Fu Lam Road	–	1,684	Residential	100%	Under planning	–
YTM Lots 30 & 31, Yau Tong	–	1,858	–	50%	Land bank	–
Macau						
NAPE (Outer Harbour New Reclamations) Lot No. 3 (A2/1)	–	2,916	Hotel/ Commercial	20%	Land bank	–
Nova Taipa Gardens			Residential/ Commercial/ Hotel			
Phase I	292,602	29,555		25%	Works completed	–
Phase II	292,912	29,547		25%	Foundation completed	2005
Phase III	64,890	15,277		25%	Land bank	–
Phase IV	47,149	5,225		25%	land bank	–
Phase V	112,825	24,829		25%	Land bank	–
Mainland China						
Shun Tak Business Centre, 246, Zhongshan Road 4, Guangzhou	48,445	3,869	Commercial	60%	Works Completed	–
City Center of Shanghai, Hongqiao District, Shanghai						
Phase I	170,011	17,664	Commercial	15%	Superstructure works	2002

Investment and Hotel Properties

	Approx. Total Gross Floor Area (Sq. m)	Approx Total Site Area (Sq. m)	Primary Use	Group's Interest	Occupancy Rate as of Dec 2001	Average Rental Rate for the year 2001	Approx. Lettable Floor Area (Sq. m)	Development Progress as of Dec 2001	Year of Lease Expiry
The Westwood, 8 Belcher's Street, Hong Kong	20,724	—	Commercial	51%	80.0%	HK$387 psm	14,682	—	2030
The Belcher's, 89 Pok Fu Lam Road, Hong Kong	601 motor car parking spaces	—	Carpark	51%	40.5%	HK$3,200 per carpark per month	—	—	2030
	33 motorcycle parking spaces	—	Carpark	51%	9.1%	HK$1,000 per carpark per month	—	—	2030
Seymour Place, LG/F & G/F, 60 Robinson Road, Hong Kong	974	900	Commercial	100%	100%	HK$383 psm	822	-	2858
Seymour Place, 1/F–4/F, 60 Robinson Road, Hong Kong	26 parking spaces	-	Carpark	100%	76.9%	HK$3,500 per carpark per month	-	-	2858
Monmouth Place, L1–L4, 9L Kennedy Road, Hong Kong	18 parking spaces	-	Carpark	100%	38.9%	HK$2,000 to 3,500 per carpark per month	-	-	2047
Starhouse Plaza, shop no. 5B on G/F, and portion of shop in Basement, Star House, excluding shop A, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong	2,643	-	Commercial Shopping Arcade	100%	95.2%	HK$208 psm	2,643	-	2863
Mandarin Oriental Macau, Avenida da Amizade, Macau	46,453	8,486	Hotel	50%	-	-	-	-	2007 renewable to 2032
Extension in the Outer Harbour New Reclamation Zone, Macau	1,327	15,176	Resort	50%	-	-	-	-	2007 renewable to 2049
Shun Tak House, 11 Largo do, Senado, Macau	2,695	-	Food Court	100%	100%	HK$130 psm	2,510	-	Freehold
The Westin Resort Macau and Macau Golf & Country Club, Hac Sa Beach, Coloane, Macau	46,644 (including carparks)	767,373	Hotel/ Golf Course	34.9%	-	-	-	-	2003 renewable to 2049

Investment Property Under Planning

Rawai Beach, Phuket, Thailand	-	36,800	Hotel	50%	-	-	-	Land bank	Freehold

Properties Held by The Group for Own Use

Penthouse 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, H.K.	1,823	-	Office Premises	100%	-	-	-	-	2055 renewable to 2130
83 and 95, Hing Wah Street West, Kowloon	19,320	19,139	Shipyards	71%	-	-	-	-	2051
Macau International Centre, Macau 2/F to 4/F (whole floor) and Flats A, B, C, of 5/F, Block 12	2,894	-	Staff Quarters	100%	-	-	-	-	2006 renewable to 2049
Flats E of 8–11/F, Block 13	473	-	Staff Quarters	71%	-	-	-	-	2006 renewable to 2049

Turnover Analysis

Turnover by Division


2001
Hospitality
1.3%
Property
73.0%
Shipping
25.4%
Investment and Others
0.3%


2000
Hospitality
2.1%
Property
54.2%
Investment and Others
0.2%
Shipping
43.5%

	2001 (HK$ million)	(Restated) 2000 (HK$ million)	Variance	%	Remarks
Shipping	**1,358**	1,409	(51)	(4)	The slight decrease is mainly attributable to the reduced ticket revenue from the Hong Kong – Macau route.
Property	**3,896**	1,754	2,142	122	The rise is largely due to the increased revenue from sales of residential units in phases I and II of The Belcher's during the year.
Hospitality	**70**	67	3	4	The slight increase is mainly due to the combined result of increase in the revenue from travel agency services and management fee received from Macau hotels offset by the reduction in revenue of HK$9 million in Greater China Club.
Investment and others	**15**	8	7	88	The variance is mainly due to the increase in dividend received from STDM.
Total	**5,339**	3,238	2,101	65	

Turnover by Geographical Areas

	2001 (HK$ million)	(Restated) 2000 (HK$ million)	Variance	%	Remarks
Hong Kong	**4,625**	2,494	2,131	85	The rise is largely due to the increased revenue from sales of residential units in phases I and II of The Belcher's during the year.
Macau	**655**	693	(38)	(5)	The decrease is mainly due to the combined result of decrease in ticket revenue and increase of dividend received from STDM.
Others	**59**	51	8	16	The variance mainly represents the rise of ticket income for the Hong Kong – Shenzhen route.
Total	**5,339**	3,238	2,101	65	

Profit and Loss Analysis

Operating Profit by Division


2001
Hospitality
0.8%
Property
72.6%
Shipping
24.8%
Investment and Others
1.8%


2000
Hospitality
0.2%
Property
72.7%
Shipping
25.6%
Investment and Others
1.5%

	2001 (HK$ million)	(Restated) 2000 (HK$ million)	Variance	%	Remarks
Shipping	**165**	118	47	40	The favourable variance mainly represents the substantial decrease in fuel cost attributable to the reduced oil price and improved cost control.
Property	**483**	336	147	44	The increase is mainly due to the rise in profit recognised from sales of residential units in phases I and II of The Belcher's during the year.
Hospitality	**5**	1	4	400	The difference is mainly attributable to the increase in management fee received from Macau hotels.
Investment and others	**12**	7	5	71	The improvement is mainly due to increase of dividend received from STDM.
Unallocated net expenses	**(11)**	(8)	(3)	(38)	
Operating profit	**654**	454	200	44	
Finance costs	**(123)**	(42)	(81)	(193)	Interest expenses related to phase I of The Belcher's is charged to the profit and loss account upon issuance of occupation permit in March 2001.
Share of results of associates	**13**	70	(57)	(81)	The drop is principally due to the reduction of profit from AHK Air Hong Kong.
Share of results of jointly controlled entities	**(18)**	(4)	(14)	(350)	The variance mainly represents share of losses for newly set up joint venture businesses.
Profit before taxation	**526**	478	48	10	
Taxation	**(75)**	(65)	(10)	(15)	
Profit after taxation	**451**	413	38	9	
Minority interests	**(175)**	(166)	(9)	(5)	This mainly represents the interests of minority shareholders in The Belcher's.
Profit attributable to shareholders	**276**	247	29	12	

Profit and Loss Analysis (Continued)

Operating Profit by Geographical Areas

	2001 (HK$ million)	(Restated) 2000 (HK$ million)	Variance	%	Remarks
Hong Kong	**500**	331	169	51	The variance is mainly attributable to the increase in profit from shipping operations and contribution from sales of residential units in phases I and II of The Belcher's.
Macau	**150**	120	30	25	The favourable result is mainly attributable to the increase in profit from shipping operations.
Others	**4**	3	1	33	
Total	**654**	454	200	44	

Analysis on Share of Results of Associates

	2001 (HK$ million)	2000 (HK$ million)	Variance	%	Remarks
Property	**(14)**	(8)	(6)	(75)	The loss is mainly due to the Nova Taipa project.
Hospitality	**16**	7	9	129	Mandarin Oriental Macau and The Westin Resort Macau recorded improvements in operating results due to the increased average room rates.
Investment and others	**11**	71	(60)	(85)	AHK Air Hong Kong recorded a substantial drop in terms of both volume and profit this year despite the decrease in fuel price.
Total	**13**	70	(57)	(81)	

Liquidity, Capital Resources and Funding

Cash inflow for 2001 was HK$4,716 million comprising the aggregated result of HK$3,093 million from operating activities, HK$1,442 million from loans, HK$74 million from proceeds on disposal of fixed assets, HK$36 million from interest received, HK$32 million from associates, HK$24 million from dividends of associates and HK$15 million from dividends of investments.

Cash outflow for 2001 was HK$5,001 million mainly attributable to HK$3,594 million for repayment of loans, HK$622 million for mortgage loans receivable, HK$375 million for purchase of fixed assets, HK$269 million for interest paid, HK$78 million for dividends paid to shareholders, HK$34 million for joint ventures, HK$20 million for investments, HK$7 million for taxation and HK$2 million for dividends paid to minority shareholders.

Liquidity, Capital Resources and Funding (Continued)

Cash Flow Variance Analysis	**2001 (HK$ million)**	(restated) 2000 (HK$ million)	Variance
Operating activities	**3,093**	506	2,587
Returns on investments and servicing of finance	**(274)**	(358)	84
Taxation	**(7)**	(65)	58
Investing activities	**(945)**	(326)	(619)
Financing	**(2,152)**	503	(2,655)
(Decrease)/increase in cash and cash equivalents	**(285)**	260	(545)

The cash and cash equivalents decreased by HK$285 million to HK$587 million at the end of the year 2001. The net cash inflow from operating activities substantially increased primarily due to proceeds from the sales of residential units in The Belcher's. The increase of net cash outflow in investing activities was mainly due to the mortgage loans offered to purchasers of The Belcher's. On the other hand, the net repayment of bank loans of about HK$2,486 million resulted in net cash outflow in financing.

During the year, the Group secured HK$850 million and US$63 million loan facilities at improved terms to re-finance the then banking facilities. At 31 December 2001, total loan facilities and other financing available to the Group amounted to HK$6,530 million, of which HK$2,463 million remained undrawn. The facilities outstanding at the year end comprised HK$3,252 million bank loans, HK$543 million convertible guaranteed bonds and HK$272 million other loans. 44% of the outstanding bank loan was secured by charges on assets of the Group. It is the Group policy to secure adequate funding to match with cash flow required for working capital and investing activities. The maturity profile of the Group's borrowings as at 31 December 2001 is set out below:

Maturity Profile

Within 1 year	**1-2years**	**2-5 years**	**Over 5 years**	**Total**
12%	25%	63%	–	100%

The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds which accounted for 15.2% of our Group's long term borrowings. Based on net borrowings of HK$3,479 million at the year end, the Group's gearing ratio was 31.8% (2000: 56.2%).

Foreign Exchange Exposure

Only 22% of the Group's outstanding borrowings is denominated in US dollars. In addition, the Group's principal operations are conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on a performance related basis. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

The directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2001.

Group Activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries, associates and joint ventures are shown on pages 79 to 80.

The analysis of the principal activities and geographical locations of the operations of the Group during the financial year are shown in note 25 to the financial statements on pages 76 to 78.

Group Financial Statements

The profit of the Group for the year ended 31 December 2001 and the state of affairs of the Company and of the Group at that date are shown in the financial statements on pages 41 to 80.

Particulars of Principal Subsidiaries, Associates and Joint Ventures

Particulars regarding the principal subsidiaries, associates and joint ventures of the Company and of the Group are shown on pages 79 to 80.

Dividends

An interim dividend of 2 cents per share was paid in October 2001. The directors now recommend the declaration of a final dividend of 3 cents per share in respect of the year ended 31 December 2001 payable to shareholders on the record on 31 May 2002.

Fixed Assets

The movements in fixed assets of the Group during the year are shown in note 9 to the financial statements on pages 59 to 61.

Particulars of Properties

Particulars regarding the properties held by the Group for own use, investment, development and sale are shown on pages 24 to 25.

Share Capital

The movements in share capital of the Company during the year are shown in note 16 to the financial statements on page 65.

Convertible Guaranteed Bonds

Details of the convertible guaranteed bonds of the Group are shown in note 18 to the financial statements on page 68.

Reserves

The movements in reserves during the year are shown in note 17 to the financial statements on pages 66 to 67.

Donations

During the year, the Group made donations for charitable and community purposes amounted to HK$133,800 (2000: HK$121,000).

Group Borrowings

Details of borrowings repayable within one year and long-term loans are shown in notes 18 and 19 to the financial statements on pages 68 and 69.

Finance Costs Capitalised

Interest and other finance costs capitalised by the Group during the year amounted to HK$286,642,000 and HK$35,751,000 respectively (2000: HK$601,516,000 and HK$35,405,000).

Major Customers and Suppliers

It is the policy of the Group to have several suppliers for any item of materials required so as to avoid over-reliance on a single source of supply. The Group maintains good relationships with its major suppliers and has not experienced any significant difficulties in sourcing essential materials.

During the year, the Group's turnover attributable to the Group's five largest customers accounted for less than 30% of the Group's total turnover. 70% of the Group's purchases was attributable to the Group's five largest suppliers combined with the largest supplier accounting for 38% of the Group's total purchases.

Dr. Stanley Ho, Dr. Cheng Yu Tung and Madam Winnie Ho Yuen Ki have interests in Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM), one of the five largest customers and suppliers of the Group. Save as disclosed, no other directors, their associates or shareholders (which to the knowledge of the directors own more than 5% of the Company's issued share capital) were interested at any time in the year in the Group's five largest customers or suppliers.

Directors

The directors of the Company are listed on page 2.

Mr. David Hill retired in the 2001 annual general meeting held on 13 June 2001 and Ms. Maisy Ho was appointed to fill up the vacated office. Madam Winnie Ho Yuen Ki ceased to be a non-executive director on 15 March 2002.

Mr. Andrew Tse, Mr. Anthony Chan, Mrs. Mok Ho Yuen Wing, Louise and Ms. Maisy Ho are due to retire in accordance with Articles 73 and 77 of the Company's Articles of Association, and being eligible, offer themselves for re-election.

Directors' Interests in Contracts and Connected Transactions

1. Dr. Stanley Ho, Dr. Cheng Yu Tung and Madam Winnie Ho Yuen Ki were directors of STDM, the franchised holder of all casinos in Macau.

   During the year, the Group had the following transactions with STDM which were subject to disclosure requirements:

   i. The Group received management and incentive fees of HK$21.7 million from STDM for managing hotels owned by STDM.

   ii. The Group purchased fuel for its Macau shipping operations amounting to HK$77.6 million from STDM, which also loaded the fuel into the vessels. The Group received reimbursements of HK$0.8 million for technical services rendered to STDM in relation to the loading of fuel.

iii. During the year, TurboJET tickets in the aggregate amount of HK$359.0 million were sold by the Group to STDM. In return, discount and commission charges in the aggregate amount of HK$59.2 million were paid by the Group to STDM in respect of the TurboJET tickets sold by STDM acting as agent or purchased by STDM for its own account.

iv. During the year, the Group continued to reimburse STDM amounting to HK$150.2 million on a dollar for dollar basis for payments made by STDM on behalf of the Group in settlement of expenses incurred in connection with the operations of the Macau wharf and the provision of wharf services for the TurboJET operations.

v. The Group chartered two passenger ferries to STDM and operated on its behalf a low-fare passenger ferry service between the China Ferry Terminal in Kowloon and Macau. Hire charges in the aggregate amount of HK$93.1 million were received by the Group during the year.

vi. The Group received management and incentive fees totalling HK$0.2 million relating to the operational and property management of the Macau Tower Convention & Entertainment Centre owned by STDM.

vii. The Group maintained certain current and savings accounts with Seng Heng Bank Limited, a wholly owned subsidiary of STDM. As at 31 December 2001, the total balance amounted to HK$7.8 million.

2. During the year, the Group paid commissions of HK$24.7 million to China Travel Services (Hong Kong) Limited (CTSHK) as a joint general sales agent of Shun Tak-China Travel Shipping Investments Limited (ST-CTSI) for sale of ferry tickets. CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited (CTII) which is a substantial shareholder of ST-CTSI, a 71% owned subsidiary of the Group.

3. The Group received reimbursements of HK$34.4 million from Shun Tak Shipping Company, Limited (STS) for expenses and resources shared by STS including staff and other administrative expenses arising from the secondment of staff, or services provided, to STS and its associates. Dr. Stanley Ho, Dr. Cheng Yu Tung and Madam Winnie Ho Yuen Ki were directors of STS. Together with Mrs. Mok Ho Yuen Wing, Louise, they also had beneficial interests in STS. STS is a substantial shareholder of the Company.

4. The Group received rental income and related fees of HK$5.0 million from Future Bright Property Management Limted (FBP) in which STDM, Dr. Stanley Ho, Madam Winnie Ho Yuen Ki and Dr. Ambrose So had beneficial interests. Madam Winnie Ho Yuen Ki was also a director of FBP.

5. The Group received property management income of HK$8.1 million from the owners of a commercial property known as Shun Tak Centre in Sheung Wan. One of the owners was Shun Tak Centre Limited (STC), a company beneficially owned by Dr. Stanley Ho, STDM and New World Development Company Limited (NWD). An amount of HK$4.1 million was paid by the Group to a NWD group company by way of consultancy fees. The Group also received HK$1.2 million from STC for management of the shopping mall at the Shun Tak Centre owned by STC.The Group also paid rentals and related expenses to STC of HK$4.5 million for the rental of terminal space at Shun Tak Centre.

6. During the year, Ranex Investments Limited (Ranex), a 51% subsidiary of the Group, paid rentals in the aggregate amount of HK$1.5 million to STC for office and retail units leased for use as sales office and show-suites for the sale of residential units in The Belcher's. Ranex also paid sales commission of HK$18.2 million to a subsidiary of Sun Hung Kai Properties Limited (SHK), a substantial shareholder of Ranex, for the sale of residential units in The Belcher's.

Directors' Interests in Contracts and Connected Transactions (Continued)

7. Iconic Palace Limited (Iconic) and Solar Kingdom Limited, wholly owned subsidiaries of the Group and SHK respectively (the Developers), are tenants in common of a residential and commercial property development located in the district of Cheung Sha Wan (the Project). The Developers awarded the main construction contract to Shun Tak Yee Fai Construction JV Limited (STYF), a 50-50 joint venture company beneficially equally owned by the Group and SHK. Pursuant to the shareholders' agreement, the Group received management fees of HK$0.9 million from STYF.

   Pursuant to a project management agreement, Iconic (as joint developer) paid to Sun Hung Kai Real Estate Agency Limited (SHKREA), a wholly owned subsidiary of SHK, project management fees of HK$1.5 million. This amount represents Iconic's portion of the fees due to SHKREA. Pursuant to the sales agency agreement, SHKREA and the Group will be entitled to a commission at the rate of 0.5% each of the gross sales proceeds of the sale of units in the Project. In connection with the setting up of a sales office and show-suites, the Developers leased certain office and retail units from Kimrose Investment Limited (Kimrose), a subsidiary of SHK. During the year, related charges totalling HK$0.1 million was paid by the Developers to Kimrose.

8. The Group granted financial assistance to several companies or ventures in which it is a shareholder or equity participant together with other connected parties:

   i. Nova Taipa Urbanizacoes Limitada (NTU) is owned as to 25% by the Group, 25% by STDM and 50% by Hopewell Holdings Limited. All shareholders have extended loans to NTU totalling HK$1,037.7 million in proportion to their respective shareholdings. All shareholders received 9.5% interest per annum on their respective loans. The interest accrued for the year ended 31 December 2001 to the account of the Group was HK$24.6 million.

   ii. South Light Limited (South Light) is owned as to 40% by the Group, 10% by Dr. Stanley Ho, 20% by STDM, and 30% by independent investors. All shareholders have extended loans to South Light totalling HK$106.2 million in proportion to their respective shareholdings on an interest-free basis. The loans were extended for the year ended 31 December 2001.

   iii. Shun Tak Cultural Centre Limited (STCC) is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. All shareholders have extended shareholder loans to STCC totalling HK$330.6 million on an interest-free basis, such loans being in proportion to their respective shareholdings in STCC.

   iv. STYF is owned as to 50% by the Group and 50% by SHK. Pursuant to the shareholders' agreement of STYF, the Group provided a guarantee in respect of liquidated damages and undertook to provide financing to STYF in the ratio of 50% for amounts up to HK$2.0 million and 3% of net value of works respectively. For amounts exceeding these thresholds, the Group and SHK shall provide the guarantee and financing in the Developers' proportion, that is 64.56% and 35.44% respectively. The Group and SHK have extended shareholder loans of HK$5.0 million each to STYF on an interest-free basis.

   v. Ranex is owned as to 51% by the Group, 29% by SHK, 10% each by NWD and Liu Chong Hing Investment Limited (LCH). The Group, SHK, NWD and LCH extended shareholder loans of HK$2,423.2 million, HK$2,038.7 million, HK$467.6 million and HK$467.6 million respectively to Ranex which bore interest at the rates of HIBOR plus 0.58% to HIBOR plus 1.25% per annum. The interest accrued for the year ended 31 December 2001 to the account of the Group was HK$112.1 million. The Company, SHK, NWD and LCH have provided guarantees to the bankers in respect of the term loan facilities of HK$262.0 million obtained by Ranex in proportion to their respective shareholdings in Ranex.

vi. Treasure Peninsula Limited (TPL) is owned as to 51% by the Group, 29% by SHK, 10% each by NWD and LCH. All shareholders have extended shareholder loans totalling HK$663.4 million on an interest-free basis to TPL, such loans being in proportion to their respective shareholdings in TPL.

vii. DFS Macau Limited (DFS) is owned as to 50% by the Group and 50% by Duty Free Shoppers (Hong Kong) Limited (DFSHK). The Group and DFSHK each extended a shareholder loan of HK$28.7 million on an interest-free basis to DFS, such loans being in proportion to their respective shareholdings in DFS. DFSHK is a substantial shareholder of a subsidiary of the Group.

viii. ST-CTSI is owned as to 71% by the Group and 29% by CTII. The banks have extended financing to ST-CTSI during the year ended 31 December 2001. The total amount of such financing as at 31 December 2001 was HK$361.9 million. The Group and CTII have entered into arrangements to ensure that contingent liabilities under various guarantees and shareholder support given in respect of all of the aforesaid financing is in proportion to their respective shareholdings in ST-CTSI. The shareholders have extended shareholder loans totalling HK$160.0 million on an interest-free basis to ST-CTSI, such loans being in proportion to their respective shareholdings in ST-CTSI.

Under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Stock Exchange), the above transactions constitute connected transactions of the Company and require disclosure in the annual report of the Company.

The Company's independent non-executive directors have reviewed the above transactions and confirmed the transactions were in the ordinary and usual course of business of the Group, on normal commercial terms and fair and reasonable as far as the shareholders of the Company are concerned.

In respect of items 1(ii) to (iv), (vi) & (vii) and 2 to 6, the independent non-executive directors have further confirmed that the transactions were maintained within the amounts and in accordance with the conditions relating to the transactions as agreed with the Stock Exchange.

Save for the transactions aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Businesses

During the year and up to the date of this report, the following directors are considered to have interests in the following businesses, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group were as follows:

Dr. Stanley Ho is a director and has direct and / or indirect beneficial interests in Melco International Development Limited, STC and STDM, which are also engaged in the businesses of property investment and / or hospitality.

Dr. Cheng Yu Tung is a director and / or has direct and / or indirect beneficial interests in NWD, Chow Tai Fook Enterprises Limited, Aberdeen Restaurant Enterprises Limited, STC and STDM , which are also engaged in the businesses of property investment, development, ferry services and / or hospitality.

Ms. Pansy Ho, Ms. Daisy Ho and Mr. Andrew Tse are directors of STC, which is also engaged in the business of property investment.

Directors' Interests in Competing Businesses (Continued)

As the Board of Directors of the Company is independent of the board of these entities, the Group is therefore capable of carrying on such businesses independently of, and at arm's length from the businesses of these entities.

Disclosure of Interests

As at 31 December 2001, the interests of the directors of the Company in the share capital of the Company or its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance (SDI Ordinance) which have been notified to The Stock Exchange of Hong Kong Limited (the Stock Exchange) and the Company, pursuant to Section 28 of the SDI Ordinance, including interests which they are deemed or taken to have under Section 31 or Part I of the schedule of the SDI Ordinance, or which are required pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

a) Interests of directors in the Company

	Ordinary Shares of HK$0.25 each		
Name of Director	**Personal Interests**	**Family Interests**	**Corporate Interests**
Stanley Ho *(Note)*	240,517,502	4,915,780	36,285,523
Sir Roger Lobo	—	—	—
Robert Kwan	—	—	—
Cheng Yu Tung	—	—	—
Winnie Ho Yuen Ki	885,511	—	—
Mok Ho Yuen Wing, Louise	266,102	—	—
Pansy Ho	8,835,045	—	—
Daisy Ho	9,249,802	—	—
Ambrose So	8,325,000	—	—
Patrick Huen	48,000	—	—
Andrew Tse	2,325,000	—	—
Anthony Chan	8,025,000	—	—
Maisy Ho	—	—	—

Note: Dr. Stanley Ho has beneficial interests in Sharikat Investments Ltd. and Dareset Ltd., which beneficially owns 11,446,536 and 24,838,987 shares respectively.

b) Interests of directors in subsidiaries

Name of Director	Name of Subsidiaries	Personal Interests	Corporate Interests
Stanley Ho	Shun Tak Cultural Centre Ltd.	—	4 ordinary shares (or 40%)
	Stabilo Ltd.	560 ordinary shares (or 11.2%)	—
Ambrose So	Stabilo Ltd.	72 ordinary shares (or 1.44%)	—
Patrick Huen	Stabilo Ltd.	68 ordinary shares (or 1.36%)	—
Andrew Tse	Stabilo Ltd.	68 ordinary shares (or 1.36%)	—
Anthony Chan	Stabilo Ltd.	32 ordinary shares (or 0.64%)	—

Certain nominee shares in subsidiaries were held by Dr. Ambrose So, Mr. Andrew Tse, Mr. Patrick Huen, Ms. Pansy Ho and Ms. Daisy Ho in trust for the Company or its subsidiaries.

c) Interests of directors in an associate

Dr. Stanley Ho owns 1 ordinary share (representing 10% interest) in South Light Ltd. as his personal interest.

d) Share options

As at 31 December 2001, details of share options granted to directors or employees under the share option scheme (the scheme) of the Company are as follows:

Grantee	Date of Grant	Exercise Period	Exercise Price per Share	Number of Share Options As at 1 January 2001	Number of Share Options As at 31 December 2001
Stanley Ho	10 June 1993	10 June 1993 to 9 June 2003	$5.18	30,000,000	30,000,000
Sir Roger Lobo	8 September 1994	8 September 1994 to 7 September 2004	$5.36	1,000,000 (ii)	—
Pansy Ho	24 March 1995	24 March 1995 to 23 March 2005	$3.48	2,500,000	2,500,000
	3 January 2000	3 January 2000 to 2 January 2010	$1.20	10,000,000	10,000,000
Daisy Ho	24 March 1995	24 March 1995 to 23 March 2005	$3.48	2,700,000	2,700,000
	3 January 2000	3 January 2000 to 2 January 2010	$1.20	10,000,000	10,000,000
Maisy Ho	3 January 2000	3 January 2000 to 2 January 2010	$1.20	3,000,000	3,000,000
David Hill	10 June 1993	10 June 1993 to 9 June 2003	$5.18	800,000 (ii)	—
Aggregate total of employees	3 January 2000	3 January 2000 to 2 January 2005	$1.20	1,600,000	1,600,000

Notes

i) *No share option was granted or exercised during the year ended 31 December 2001.*

ii) *1,000,000 share options were cancelled for Sir Roger Lobo and 800,000 share options were lapsed pursuant to Mr. David Hill's retirement during the year ended 31 December 2001.*

iii) *The accounting policy adopted for share options is set out in note 1(u) to the financial statements.*

iv) *Same as described above, as at 31 December 2001, none of the directors or their spouse or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations.*

v) *Information on the scheme*

Summary of the scheme adopted on 18 May 1993, disclosed in accordance with the Listing Rules was as follows:

1)	Purpose of the scheme	As incentive to employees
2)	Participants of the scheme	Eligible employees including executive directors
3)	Total number of share available for issue under the scheme and % on issued share capital as at 31 December 2001	34,085,962 shares (2.2%)
4)	Maximum entitlement of each participant under the scheme	25% of the aggregate of all shares subject to the scheme
5)	The period within which the shares must be taken up under an option	Such period as the Company may in its discretion determine save that such period shall not expire later than 10 years from the date of offer
6)	The minimum period for which an option must be held before it can be exercised	N/A
7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid	Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 21 days from the date of offer.
8)	The basis of determining the exercise price	The exercise price is determined by the directors and being not less than the greater of: (a) 80% of the average closing price of the existing shares of the Company on The Stock Exchange of Hong Kong Limited on the 5 trading days immediately preceding the date of offer of such option; and (b) the nominal value thereof.
9)	The remaining life of the scheme	The scheme period will end on 17 May 2003

e) Substantial shareholders

As at 31 December 2001, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that other than Dr. Stanley Ho whose interests are set out above, the following shareholder was interested in 10% or more of the issued share capital of the Company.

Name of Shareholder	**No. of Ordinary Shares held**
Shun Tak Shipping Co., Ltd. and its subsidiaries (Note)	598,030,322

Note: Dr. Stanley Ho, Dr. Cheng Yu Tung, Madam Winnie Ho Yuen Ki and Mrs. Mok Ho Yuen Wing, Louise have beneficial interests in Shun Tak Shipping Co., Ltd.

Save as disclosed above, no other person has notified the Company as having any interest representing 10% or more of the Company's issued share capital.

Purchase, Sale or Redemption of the Company's Listed Securities

There was no purchase, sale or redemption of the Company's listed securities during the year.

Directors' Right to Acquire Shares or Debentures

Except for the above mentioned share option scheme, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Service Contract of Directors

No director being proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Management Contract

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Code of Best Practice

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited throughout the accounting period covered by the annual report except that the independent non-executive directors of the Company are not appointed for specific terms. The Audit Committee was established in March 1999. The members of the Audit Committee are Mr. Robert Kwan (Chairman), Sir Roger Lobo and Mrs. Mok Ho Yuen Wing, Louise. The Audit Committee met twice during the financial year to consider the effectiveness of the systems of internal control and compliance, the nature and scope of audit reviews and the interim and annual reports.

Summary of the Results, Assets and Liabilities

A summary of the results, assets and liabilities of the Group for the last five financial years is shown on page 81.

Significant Subsequent Events

(1) The Group disposed of its interest in AHK Air Hong Kong Limited for HK$194 million resulting in a profit on disposal of approximately HK$177.8 million.

(2) The Group acquired the development rights of a 99,000 square metre hotel and commercial site in Taipa-Macau for HK$500 million.

(3) On 21 March 2002, the Company proposed to raise approximately HK$388.5 million by way of a rights issue of not less than 388,486,782 rights shares at HK$1 per rights share.

Auditors

The financial statements for the year were audited by H.C. Watt & Company Limited, who will retire at the conclusion of the forthcoming annual general meeting and, being eligible, will offer themselves for re-appointment.

Stanley Ho
Group Executive Chairman

23 April 2002

TO THE SHAREHOLDERS OF SHUN TAK HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 41 to 80 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

H.C. Watt & Co. Ltd.

H.C. Watt & Company Limited
Certified Public Accountants
Room 1903 New World Tower
18 Queen's Road Central
Hong Kong

Henry C. H. Chui, Auditor
Practising Certificate Number P599

23 April 2002

Consolidated Profit and Loss Account

For the year ended 31 December	Note	2001 (HK$'000)	(Restated) 2000 (HK$'000)
Turnover	2	**5,338,650**	3,238,234
Other revenues	2	**124,969**	89,789
Other income		**21,652**	23,500
		5,485,271	3,351,523
Cost of properties sold		**(3,350,722)**	(1,379,778)
Other operating costs		**(1,480,517)**	(1,517,660)
Operating profit	3	**654,032**	454,085
Finance costs	5	**(122,740)**	(41,702)
Share of results of associates		**12,920**	69,791
Share of results of jointly controlled entities		**(17,916)**	(3,755)
Profit before taxation		**526,296**	478,419
Taxation	6	**(75,056)**	(65,031)
Profit after taxation		**451,240**	413,388
Minority interests		**(174,936)**	(166,281)
Profit attributable to shareholders		**276,304**	247,107
Dividends	7	**77,697**	77,697
Earnings per share (cents) - basic	8	**17.8**	16.0

The notes on pages 46 to 80 form an integral part of these financial statements. The Report of the Auditors is on page 40.

Consolidated Balance Sheet

At 31 December	Note	2001 (HK$'000)	(Restated) 2000 (HK$'000)
Non-current assets			
Fixed assets	9	**3,450,594**	3,279,634
Associates	11	**1,024,143**	1,105,011
Joint ventures	12	**422,544**	369,179
Investments	13	**482,836**	437,325
Mortgage loans receivable		**651,903**	30,113
		6,032,020	5,221,262
Current assets			
Properties for / under development		**6,621,296**	9,760,913
Inventories	14	**1,239,122**	176,999
Sale proceeds of properties held by stakeholders		**311,480**	524,217
Trade & other debtors, deposits and prepayments	15	**1,125,971**	810,112
Time deposits		**523,204**	758,626
Cash and bank balances		**64,150**	113,967
		9,885,223	12,144,834
Current liabilities			
Current portion of long-term borrowings	18	**506,417**	259,792
Trade & other creditors, deposits and accrued charges	15	**686,410**	618,532
Taxation		**93,373**	19,916
		1,286,200	898,240
Net current assets		**8,599,023**	11,246,594
Total assets less current liabilities		**14,631,043**	16,467,856
Non-current liabilities			
Long-term borrowings	18	**3,560,195**	6,277,264
Provision for premium on redemption of convertible guaranteed bonds		**86,440**	50,689
Deferred tax	6	**58,707**	65,152
		3,705,342	6,393,105
Minority interests and loans	19	**5,240,584**	4,597,094
Net assets		**5,685,117**	5,477,657
Shareholders' equity			
Share capital	16	**388,486**	388,486
Reserves	17	**5,250,013**	5,042,553
Proposed dividends		**46,618**	46,618
		5,685,117	5,477,657

Stanley Ho
Director

Cheng Yu Tung
Director

The notes on pages 46 to 80 form an integral part of these financial statements. The Report of the Auditors is on page 40.

Balance Sheet

At 31 December	Note	**2001 (HK$'000)**	(Restated) 2000 (HK$'000)
Non-current assets			
Fixed assets	9	**1,373**	1,362
Subsidiaries	10	**4,105,715**	3,734,201
Associates	11	**10,382**	10,382
Investments	13	**255,477**	255,477
		4,372,947	4,001,422
Current assets			
Trade & other debtors, deposits and prepayments	15	**7,183**	7,409
Time deposits		**154,390**	534,128
Cash and bank balances		**11,728**	29,825
		173,301	571,362
Current liabilities			
Trade & other creditors, deposits and accrued charges	15	**26,083**	24,968
Net current assets		**147,218**	546,394
Net assets		**4,520,165**	4,547,816
Shareholders' equity			
Share capital	16	**388,486**	388,486
Reserves	17	**4,085,061**	4,112,712
Proposed dividends		**46,618**	46,618
		4,520,165	4,547,816

Stanley Ho
Director

Cheng Yu Tung
Director

The notes on pages 46 to 80 form an integral part of these financial statements. The Report of the Auditors is on page 40.

Consolidated Statement of Recognised Gains and Losses

For the year ended 31 December	Note	2001 (HK$'000)	(Restated) 2000 (HK$'000)
Capital reserve arising on acquisition of subsidiaries	17	—	247
Surplus on revaluation of investment properties	17	11,125	—
Reversal of deficit on revaluation of investment properties previously charged to profit and loss acccount	17	(2,367)	—
Exchange differences arising on translation of financial statements	17	95	423
Net profit not recognised in the profit and loss account		**8,853**	670
Net profit for the year		**276,304**	247,107
Total recognised gains		**285,157**	247,777
Effects of changes in accounting policies	1(a)	—	206,736

The notes on pages 46 to 80 form an integral part of these financial statements. The Report of the Auditors is on page 40.

Consolidated Cash Flow Statement

For the year ended 31 December	Note	2001 (HK$'000)	(Restated) 2000 (HK$'000)
Net cash inflow from operating activities	20(a)	**3,092,955**	506,324
Returns on investments and servicing of finance			
Interest received		**35,667**	39,051
Interest paid		**(269,033)**	(374,869)
Dividends received from investments		**14,693**	7,967
Dividends received from associates		**24,290**	72,747
Dividends paid to shareholders		**(77,750)**	(90,311)
Dividends paid to minority shareholders	20(c)	**(2,501)**	(12,470)
Net cash outflow from returns on investments and servicing of finance		**(274,634)**	(357,885)
Taxation			
Hong Kong profits tax paid		**(6,312)**	(65,153)
Overseas tax paid		**(504)**	(401)
Total tax paid		**(6,816)**	(65,554)
Investing activities			
Purchase of fixed assets, excluding finance costs capitalised		**(374,806)**	(358,349)
Cash inflow / (outflow) on associates		**31,724**	(26,643)
Cash (outflow) / inflow on joint ventures		**(34,578)**	113,995
Cash outflow on investments		**(19,817)**	(52,902)
Cash outflow on mortgage loans receivable		**(621,789)**	(96)
Proceeds on disposal of fixed assets		**74,213**	161
Acquisition of interests in subsidiaries (net of cash and cash equivalents acquired)	20(b)	**—**	(2,181)
Net cash outflow from investing activities		**(945,053)**	(326,015)
Net cash inflow / (outflow) before financing		**1,866,452**	(243,130)
Financing			
New loans	20(c)	**1,441,876**	2,389,616
Repayment of loans	20(c)	**(3,593,567)**	(1,885,350)
Shares repurchased	20(c)	**—**	(244)
Premium and brokerage expenses paid on shares repurchased		**—**	(649)
Expenses for issue of scrip dividends	20(c)	**—**	(14)
Net cash (outflow) / inflow from financing		**(2,151,691)**	503,359
(Decrease) / increase in cash and cash equivalents		**(285,239)**	260,229
Cash and cash equivalents at 1 January		**872,593**	612,364
Cash and cash equivalents at 31 December	20(d)	**587,354**	872,593

The notes on pages 46 to 80 form an integral part of these financial statements. The Report of the Auditors is on page 40.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (HKSA). The financial statements are prepared under the historical cost convention as modified by the revaluation of investment properties and certain fixed assets.

The following new and revised Statements of Standard Accounting Practice (SSAPs) issued by the HKSA have been adopted for the first time in the preparation of the current year's financial statements together with a summary of their major effects, where applicable.

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 10 (revised)	:	Accounting for investments in associates
SSAP 14 (revised)	:	Leases
SSAP 18 (revised)	:	Revenue
SSAP 21 (revised)	:	Accounting for interests in joint ventures
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

(i) SSAP 9 (revised) : Events after the balance sheet date

In accordance with SSAP 9 (revised), the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy. A separate component of equity, 'Proposed dividends' has been added on the face of the balance sheet to specify the provision for the 2000 proposed final dividend of HK$46,618,000 which was previously recorded as a liability as at 31 December 2000. A corresponding decrease of HK$46,618,000 in current liabilities has been reflected in the comparative figures presented in 31 December 2000 balance sheet.

(ii) SSAP 14 (revised): Leases

As a result of the adoption of SSAP 14 (revised), information relating to disclosure of operating leases in notes 22(b) and 22(c) to the financial statements has been prepared to conform with the new disclosure requirements. Accordingly, certain comparative figures have been restated to conform with current year's presentation.

a) **Basis of preparation** (Continued)

(iii) SSAP 18 (revised): Revenue

SSAP 18 (revised) prescribes the recognition of revenue and was revised as a consequence of the revision to SSAP 9 described above. Proposed final dividends from investee companies that are declared and approved by the investee companies after the balance sheet date are no longer recognised in the financial statements for the year.

To comply with the revised SSAP, a prior period adjustment has been made to the comparative amounts of the financial statements for 2000, resulting in a debit of HK$6,726,000 to the Group's profit attributable to shareholders for that year, and a net credit of the same amount to the Group's net assets. The prior period adjustment reversed a dividend from an investee company which was declared and approved by the investee company after the prior year's balance sheet date, but which was recognised by the Group as revenue in its financial statements for that year.

The effect of this change in accounting policy on the Group's profit attributable to shareholders for the current year, was to reduce the profit by HK$4,009,000, representing the effect of recognising the dividend of HK$14,322,000 declared by the investee company abovementioned as revenue in the financial statements for the current year.

(iv) SSAP 26: Segment reporting

In note 25 to the financial statements, the Group has disclosed segment information as required under SSAP 26. In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format. Comparative figures have been presented.

(v) SSAP 28: Provisions, contingent liabilities and contingent assets

In prior years, deferred items comprising reimbursement of the reinstatement cost and compensation received from the SAR Government were credited to the profit and loss account on the same basis as the related assets were depreciated and amortised. With the adoption of SSAP 28 and Interpretation 5 which are effective for accounting periods commencing on or after 1 January 2001, the Group changed its accounting policy on deferred items by transferring the unamortised balance of deferred items to retained profits.

As a result of the new accounting policy, the Group's profit attributable to shareholders for the year has been decreased by HK$24,495,000 (2000: HK$24,495,000) and the Group's net assets as at the year end have been increased by HK$165,342,000 (2000: HK$189,837,000). The new accounting policy has been adopted retrospectively, with the opening balance of reserves and the comparative information adjusted for the amounts relating to prior years.

a) Basis of preparation (Continued)

(vi) SSAP 30: Business combinations

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiaries, associates and jointly controlled entities over the Group's share of the fair value ascribed to the identifiable assets and liabilities acquired at the date of acquisition. In previous years, goodwill was charged to reserve in the year in which it arose. With the introduction of SSAP 30, the Group has adopted the transitional provisions prescribed therein. All goodwill and negative goodwill arising from earlier acquisitions before 1 January 2001 will continue to be held in reserve and no reinstatement has been made. However any impairment arising on such goodwill is accounted for in accordance with SSAP 31 "Impairment of assets".

New goodwill incurred on or after 1 January 2001 is capitalised in the balance sheet and is amortised to the profit and loss account on a straight line basis over its estimated useful economic life. Subsequent impairment loss arising on such goodwill will be recognised in the profit and loss account.

(vii) SSAP 31: Impairment of assets

In accordance with SSAP 31, the carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment.

Under this new accounting standard, the Group is also required to assess any impairment in goodwill previously charged against reserve. This is a change in accounting policy and accordingly, impairment losses of HK$4,733,000 related to years prior to 1 January 2000 have been dealt with retrospectively. There is no impact in the Group's net assets as at 31 December 2001 and its profit attributable to shareholders for both years presented.

b) Basis of consolidation

(i) The consolidated financial statements include the audited financial statements of the Company and all its controlled subsidiaries made up to 31 December each year.

(ii) Results of subsidiaries acquired or disposed of during the year are included from the dates of acquisition or up to the dates of disposal respectively. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

c) Goodwill or negative goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or deficit of cost of acquisition of subsidiaries, associates and jointly controlled entities over the Group's share of the fair value ascribed to the identifiable assets and liabilities acquired at the date of acquisition.

Goodwill incurred on or after 1 January 2001 is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. In respect of controlled subsidiaries, goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses. In respect of associates and jointly controlled entities, cost of goodwill less any accumulated amortisation and any impairment losses is included in the carrying amount of interests in associates or jointly controlled entities.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Goodwill or negative goodwill (Continued)

Negative goodwill incurred on or after 1 January 2001 which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account. In respect of controlled subsidiaries, any negative goodwill not yet recognised in the consolidated profit and loss account is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as goodwill. In respect of associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of interests in subsidiaries, associates and jointly controlled entities, any attributable amount of purchased goodwill not previously amortised through the profit and loss account is included in the calculation of the profit and loss on disposal.

d) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Group has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in subsidiaries are stated at cost less any impairment loss.

e) Associates

An associate is an enterprise, other than a subsidiary or a joint venture, in which the Group's interest is held long-term and has significant influence including participation in financial and operation policy decisions.

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of its associates for the year, including any amortisation of goodwill or negative goodwill charged or credited during the year. In the consolidated balance sheet, interests in associates are initially recorded at cost and adjusted thereafter for the post acquisition changes in the Group's share of net assets of the associates. The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in associates are stated at cost less any impairment loss.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

f) Joint ventures

A joint venture is a contractual arrangement whereby the Group and at least one other party undertake an economic activity which is subject to joint control and none of the parties involved unilaterally has control over the economic activity.

f) Joint ventures (Continued)

(i) Jointly controlled entities

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of its jointly controlled entities for the year, including any amortisation of goodwill or negative goodwill charged or credited during the year. In the consolidated balance sheet, interests in jointly controlled entities are initially recorded at cost and adjusted thereafter for the post acquisition changes in the Group's share of net assets of the jointly controlled entities. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment loss.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers is recognised in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

g) Revenue recognition

Major categories of revenue are recognised in the financial statements on the following bases:

Revenues from ship passenger operations are recognised upon the departure of each trip of vessel. Revenue from the sale of fuel is recognised upon delivery to the customer. Revenues from club operations and repairing services are recognised upon provision of services. Management fees, rental income, subsidies from travel services and interest income are recognised on the accrual basis. Dividend income is recognised when the right to receive payment is established. Revenue and profit from sale of completed properties are recognised upon execution of the sale agreements. Revenue and profit on properties under development are recognised under a percentage of completion method when construction has progressed beyond the preliminary stages. The percentage used being the proportion of construction costs incurred at the balance sheet date to estimated total construction costs. Profit recognised on this basis is limited to the amount of sale proceeds received.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work has been completed and are intended to be held for long-term rental income generating purposes. Investment properties are stated at their open market values based on an annual professional valuation at the balance sheet date. Surpluses arising on revaluations are credited to the investment property revaluation reserve account and deficits arising on revaluations are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account on a portfolio basis. Any subsequent revaluation surpluses are credited to the profit and loss account to the extent of the deficits previously charged. On disposal of an investment property, related revaluation surpluses or deficits previously taken to the revaluation reserve account are transferred to the profit and loss account.

(ii) Other assets

Land and buildings are stated at cost or directors' valuation less accumulated depreciation and any accumulated impairment losses. Surplus on revaluation is transferred to capital reserve account. The Group has placed reliance on the provision as permitted by paragraph 72 of SSAP 17 and therefore regular revaluations on land and buildings stated at valuation are not made. Vessels and other fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets.

The gain or loss arising from the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account. Any revaluation reserve balance attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserve.

(iii) Depreciation

No amortisation or depreciation is provided on investment properties with an unexpired lease of over 20 years or property held on freehold since the valuation takes into account the state of each building at the date of valuation.

Land held on long-term or medium-term lease is amortised over the unexpired term of the lease. Buildings are depreciated on a straight line basis over 50 years or the remaining term of the lease, if shorter.

Vessels and other fixed assets are depreciated over their anticipated useful lives on a straight line basis as follows:

	Annual rates
Vessels and pontoons	5% - 16.7%
Other assets	6.7% - 33.3%

i) Investment securities

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are recognised as assets from the date on which the Group is bound by the contract which gives rise to them and are included in the balance sheet at cost less provision for diminution in value which is other than temporary. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to the profit and loss account when the circumstances and events that lead to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sale proceeds and the carrying amount of the investments.

j) Properties for / under development

Properties held for / under development for long-term purposes are shown as fixed assets and are stated at cost less any accumulated impairment losses. No depreciation is provided on properties held for / under development. Properties held for / under development are included under current assets when they are developed for sale and are stated at cost less provision for any anticipated losses. Cost includes cost of land and development, construction expenditure incurred and attributable finance costs capitalised during the development period.

k) Convertible guaranteed bonds

Convertible guaranteed bonds are separately disclosed and regarded as liabilities unless conversion actually occurs. The finance costs, including the premium payable upon the final redemption of the convertible guaranteed bonds, are recognised in the profit and loss account so as to produce a constant periodic rate of charge on the remaining balance of the convertible guaranteed bonds for each accounting period.

l) Inventories

Inventories are stated at the lower of cost and net realisable value. In respect of unsold properties, cost is determined by apportionment of the total development costs, including land and development cost, construction expenditure incurred and finance costs capitalised, attributable to the unsold properties. Net realisable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions. In respect of other inventories, cost, comprising purchase cost from suppliers, is determined on first-in-first-out basis and on the weighted average method. In the case of work-in-progress, cost comprises direct material, labour and overheads attributable to bringing the work-in-progress to its present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

m) Trade debtors

Provision is made against trade debtors to the extent that they are considered to be doubtful. Trade debtors in the balance sheet are stated net of such provision.

n) Cash equivalents

Cash equivalents are defined as short-term, highly liquid investments which are readily convertible into known amounts of cash and which are within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advances.

o) Deferred tax

Deferred tax is provided using the liability method in respect of the taxation effect arising from all timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

p) Operating leases

Rental income and expenses under operating leases are credited or charged to the profit and loss account on a straight line basis over the terms of the leases. Contingent rental income and expenses are credited or charged to the profit and loss account in the financial year in which they are earned or incurred.

q) Capitalisation of borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalisation of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale. The capitalisation rate for the year is based on the cost of the related borrowings less related interest income.

r) Foreign currencies

Monetary assets and liabilities in currencies other than Hong Kong dollars and the financial statements of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at approximately the market rates of exchange ruling at the balance sheet date. Transactions in currencies other than Hong Kong dollars during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Exchange differences arising from translation of financial statements of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are dealt with as a movement in reserve. All other exchange differences are included in the determination of operating profit.

s) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

t) Impairment of assets

Assets, including fixed assets other than investment properties, and investments in subsidiaries, associates and joint ventures, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of one of these assets may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss, representing the difference between the carrying amount and the recoverable amount, is recognised in the profit and loss account. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the disposal of an asset in an arm's length transaction less the costs of the disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of an impairment loss of an asset recognised in prior years is recorded when there is an indication that the impairment loss recognised for the asset no longer exists or has decreased. The reversal is recorded in the profit and loss account.

u) Share options

Options granted to directors and employees over the Company's shares are recognised in the balance sheet at the time when the options are exercised. Share capital is credited at par for each share issued upon the exercise of options, with share premium credited at the excess of net proceeds received over total share capital credited.

v) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's principal activities and the Group's management structure and internal financial reporting system.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment revenues, expenses, results, assets and liabilities are determined before intra-group balances and transactions and are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are within a single segment. Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total costs incurred during the year to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprised financial and corporate revenues, expenses and assets, interest-bearing loans, borrowings and deferred tax.

NOTE 2 TURNOVER AND REVENUE

The Group is principally engaged in the businesses of properties development, investment and management, shipping and related services, hospitality and investment holding.

	Group	
	2001 (HK$'000)	(Restated) 2000 (HK$'000)
Turnover		
Revenue from sale of properties	**3,822,202**	1,712,498
Revenue from ship passenger operations	**1,322,961**	1,373,469
Revenue from sale of fuel	**8,100**	7,704
Revenue from club operations	**35,520**	44,695
Rental income	**36,163**	22,502
Dividends from unlisted investments	**14,693**	7,967
Interest income from mortgage loans receivable	**1,252**	1,367
Management fees and others	**97,759**	68,032
	5,338,650	3,238,234
Other revenues		
Interest income	**48,870**	51,018
Claims received	**18,065**	1,009
Others	**58,034**	37,762
	124,969	89,789
Total	**5,463,619**	3,328,023

NOTE 3 OPERATING PROFIT

	Group 2001 (HK$'000)	(Restated) 2000 (HK$'000)
After crediting:		
Interest income	59,954	108,650
Less: Amount capitalised in properties for / under development	(9,832)	(56,265)
	50,122	52,385
Rental income from investment properties	31,215	17,403
Less: Outgoings	(546)	(174)
	30,669	17,229
Surplus on revaluation of investment properties	2,367	6,500
Dividends from unlisted investments		
– STDM	14,322	7,596
– Others	371	371
Profit on disposal of fixed assets	848	—
After charging:		
Cost of inventories	3,637,002	1,701,525
Staff costs	501,794	497,722
Amortisation and depreciation	157,709	180,274
Auditors' remuneration	2,777	2,990
Loss on disposal of fixed assets	—	3,314
Minimum lease payments of properties under operating leases	15,992	17,301
Provident fund contribution	21,202	17,872
Provision for diminution in value of investment	—	1,500

NOTE 4 DIRECTORS' AND SENIOR MANAGEMENT'S REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance is as follows:

	Group 2001 (HK$'000)	2000 (HK$'000)
Directors' remuneration		
Fees		
Executive directors	280	275
Independent non-executive directors	400	400
Non-executive directors	15	20
Other emoluments		
Salaries and allowances	13,014	11,555
Company portion of provident fund contribution	566	487
	14,275	12,737

NOTE 4 DIRECTORS' AND SENIOR MANAGEMENT'S REMUNERATION (Continued)

Other emoluments included allowances of HK$200,000 (2000: HK$200,000) paid to independent non-executive directors.

The number of directors whose remuneration fell within the following bands is as follows:

Specified bands of directors' remuneration	Number of directors **2001**	2000
HK$0 - HK$1,000,000	**7**	7
HK$1,000,001 - HK$1,500,000	**1**	1
HK$1,500,001 - HK$2,000,000	**3**	4
HK$2,000,001 - HK$2,500,000	**1**	—
HK$3,500,001 - HK$4,000,000	**—**	1
HK$4,000,001 - HK$4,500,000	**1**	—

No directors have waived remuneration in respect of the year ended 31 December 2001.

Among the five highest paid individuals in the Group, all are directors of the Company and the details of their remuneration have already been disclosed above.

NOTE 5 FINANCE COSTS

	Group **2001 (HK$'000)**	2000 (HK$'000)
Interest on bank loans and overdraft		
– wholly repayable within 5 years	**233,767**	371,516
– *not wholly repayable within 5 years*	**—**	23,388
Interest on other loans		
– wholly repayable within 5 years	**15,093**	17,433
Interest on convertible guaranteed bonds	**23,376**	23,149
Provision for premium on redemption of convertible guaranteed bonds	**35,751**	35,405
Interest on loans from minority shareholders	**137,146**	207,732
Less: Amount capitalised in properties for / under development	**(322,393)**	(636,921)
	122,740	41,702

NOTE 6 TAXATION

a) **Taxation in the consolidated profit and loss account represents:**

	Group	
	2001 (HK$'000)	2000 (HK$'000)
Company and subsidiaries		
Hong Kong profits tax	**26,796**	4,816
Overseas taxation	**466**	268
Deferred tax	**46,566**	50,642
Associates		
Hong Kong profits tax	**974**	5,191
Overseas taxation	**254**	4,114
	75,056	65,031

Hong Kong profits tax is provided for at the rate of 16% (2000: 16%) on the estimated assessable profits for the year.

Overseas taxation is calculated at rates of tax applicable in their respective jurisdictions.

A certain amount of the Group's profit is derived from sources outside Hong Kong and no tax is payable thereon.

b) **Movement of deferred tax in the consolidated balance sheet is as follows:**

	Group	
	2001 (HK$'000)	2000 (HK$'000)
At 1 January	**65,152**	74,494
Net debit for the year	**(6,445)**	(9,342)
At 31 December	**58,707**	65,152

The components of deferred tax liabilities of the Group provided for at the balance sheet date are as follows:

	2001 (HK$'000)	2000 (HK$'000)
Accelerated depreciation allowances	**19,802**	14,510
Profit recognised in respect of properties under development for sale prior to completion	**38,905**	50,642
	58,707	65,152

Deferred tax has not been provided for in the financial statements to the extent that the timing differences are not expected to crystallise in the foreseeable future. The revaluation surplus arising on the valuation of properties does not constitute a timing difference for taxation purposes because the realisation of the surplus would not be subject to taxation. Therefore, deferred tax related to the revaluation surplus is not considered as potential liability.

NOTE 7 DIVIDENDS

	Group and Company 2001 (HK$'000)	2000 (HK$'000)
Interim dividend of 2 cents on 1,553,947,128 shares (2000: 2 cents on 1,553,947,128 shares)	**31,079**	31,079
Proposed final dividend of 3 cents on 1,553,947,128 shares (2000: 3 cents on 1,553,947,128 shares)	**46,618**	46,618
	77,697	77,697

NOTE 8 EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to shareholders and on 1,553,947,128 shares (2000: weighted average of 1,546,750,696 shares) in issue during the year.

Diluted earnings per share is not shown because the potential ordinary shares have no dilutive effect.

NOTE 9 FIXED ASSETS

Group	**Investment properties** (HK$'000)	**Land and buildings** (HK$'000)	**Properties under development** (HK$'000)	**Vessels and pontoons** (HK$'000)	**Other assets** (HK$'000)	**Total** (HK$'000)
Cost or valuation						
At 1 January 2001	269,000	534,269	1,318,538	1,991,857	770,573	4,884,237
Additions/transfers	—	32,569	330,616	12,102	19,124	394,411
Disposals/transfers	—	—	—	(98,156)	(38,809)	(136,965)
Reclassification	1,649,154	—	(1,649,154)	—	—	—
Surplus on revaluation	11,125	—	—	—	—	11,125
At 31 December 2001	1,929,279	566,838	—	1,905,803	750,888	5,152,808
Amortisation and depreciation						
At 1 January 2001	—	212,468	—	914,637	477,498	1,604,603
Charge for the year	—	6,711	—	91,314	59,684	157,709
Written back on disposal	—	—	—	(29,442)	(30,656)	(60,098)
At 31 December 2001	—	219,179	—	976,509	506,526	1,702,214
Net book value						
At 31 December 2001	**1,929,279**	**347,659**	**—**	**929,294**	**244,362**	**3,450,594**
At 31 December 2000	269,000	321,801	1,318,538	1,077,220	293,075	3,279,634

NOTE 9 FIXED ASSETS (Continued)

Company	Other assets (HK$'000)
Cost	
At 1 January 2001	2,712
Additions	442
Disposals	(28)
At 31 December 2001	3,126
Depreciation	
At 1 January 2001	1,350
Charge for the year	429
Written back on disposal	(26)
At 31 December 2001	1,753
Net book value	
At 31 December 2001	**1,373**
At 31 December 2000	1,362

Other assets of the Group comprised mainly of furniture, fixtures and repairable spare parts of vessels.

Analysis of cost and valuation of the Group's investment properties and land and buildings at 31 December 2001 is as follows:

	Held in Hong Kong		**Held outside Hong Kong**		
	(long lease) (HK$'000)	**(medium lease)** (HK$'000)	**(medium lease)** (HK$'000)	**(freehold)** (HK$'000)	**Total** (HK$'000)
Investment properties					
Based on 2001 professional valuation	200,000	1,685,279	—	44,000	1,929,279
Land and buildings					
Based on directors' valuation in 1989	80,080	—	—	—	80,080
At cost	13,369	451,213	22,176	—	486,758
	93,449	451,213	22,176	—	566,838

All the investment properties are held for rental income under operating leases.

The investment properties were revalued on the open market value basis at 31 December 2001 by FPDSavills (Hong Kong) Limited and Chesterton Petty Limited, independent professional valuers.

All other assets are stated at cost or valuation less accumulated depreciation.

NOTE 9 FIXED ASSETS (Continued)

Investment properties reclassified from properties under development, included finance costs capitalised during the year of HK$19,606,000 (2000:HK$58,425,000).

NOTE 10 SUBSIDIARIES

	Company	
	2001 (HK$'000)	2000 (HK$'000)
Unlisted shares, at cost	**20,100**	20,100
Amount due by subsidiaries less provision	**4,904,062**	4,522,946
Amount due to subsidiaries	**(818,447)**	(808,845)
	4,105,715	3,734,201

Particulars regarding the principal subsidiaries are set out on pages 79 to 80.

NOTE 11 ASSOCIATES

	Company	
	2001 (HK$'000)	2000 (HK$'000)
Unlisted shares, at cost	**678**	678
Amount due by an associate less provision	**9,704**	9,704
	10,382	10,382

	Group	
	2001 (HK$'000)	2000 (HK$'000)
Share of net assets	**316,299**	365,443
Subordinated loans	**59,651**	64,499
Amount due by associates	**661,044**	697,920
Amount due to associates	**(12,851)**	(22,851)
	707,844	739,568
	1,024,143	1,105,011

Share of results of associates included an associate's prior period adjustments of HK$18,449,000 in respect of the adoption of SSAP 17 (revised) and SSAP 28.

Particulars regarding the principal associates are set out on pages 79 to 80.

NOTE 12 JOINT VENTURES

a) **Jointly controlled entities**

	Group 2001 (HK$'000)	2000 (HK$'000)
Share of net assets	**244,837**	220,915
Goodwill, unamortised	**10,446**	—
Amount due by jointly controlled entities	**167,261**	148,264
	422,544	369,179

The Group's share of results of jointly controlled entities included amortisation of goodwill of HK$550,000 (2000: nil).

b) **Jointly controlled assets**

At the balance sheet date, the aggregate amounts of assets and liabilities recognised in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

	Group 2001 (HK$'000)	2000 (HK$'000)
Assets		
Properties under development	**1,901,106**	1,458,566
Debtors and deposits	**64,126**	3,784
Cash and bank balances	**23,123**	10,978
	1,988,355	1,473,328
Liabilities		
Loan from joint venture partner	**266,481**	251,388
Creditors and accrued charges	**180,879**	26,717
Bank loan	**818,011**	545,505
	1,265,371	823,610

Particulars regarding principal joint ventures are set out on pages 79 to 80.

NOTE 13 INVESTMENTS

	Group		Company	
	2001 (HK$'000)	2000 (HK$'000)	**2001 (HK$'000)**	2000 (HK$'000)
Investment securities				
Listed shares	**25,694**	—	**—**	—
Unlisted shares less provision	**426,057**	406,167	**255,352**	255,352
Interest in joint venture in Mainland China less provision	**2,629**	2,629	**—**	—
Loans	**28,316**	28,389	**125**	125
	482,696	437,185	**255,477**	255,477
Club debentures, at cost	**140**	140	**—**	—
Total	**482,836**	437,325	**255,477**	255,477
Market value of listed shares	**9,112**	—	**—**	—

NOTE 14 INVENTORIES

	Group	
	2001 (HK$'000)	2000 (HK$'000)
Properties	**1,105,256**	51,518
Spare parts	**131,889**	122,606
Others	**1,786**	2,769
	1,238,931	176,893
Work-in-progress	**191**	106
	1,239,122	176,999

The gross carrying amounts of properties held for use in operating leases were HK$25,483,000 (2000: HK$35,153,000).

NOTE 15 TRADE DEBTORS AND CREDITORS - AGEING ANALYSIS

The Group and the Company maintain a defined credit policy on trade debtors. The ageing analysis of trade debtors was as follows:

	Group		Company	
	2001 (HK$'000)	2000 (HK$'000)	**2001 (HK$'000)**	2000 (HK$'000)
0 - 30 days	**98,227**	70,850	**3,007**	3,152
31 - 60 days	**16,589**	15,313	**1,560**	1,785
61 - 90 days	**3,983**	7,581	**167**	136
over 90 days	**113,691**	46,023	**378**	749
	232,490	139,767	**5,112**	5,822

The ageing analysis of trade creditors was as follows:

	Group		Company	
	2001 (HK$'000)	2000 (HK$'000)	**2001 (HK$'000)**	2000 (HK$'000)
0 - 30 days	**314,320**	238,549	**—**	—
31 - 60 days	**3,063**	8,485	**—**	—
61 - 90 days	**491**	46	**—**	—
over 90 days	**15,997**	1,123	**—**	—
	333,871	248,203	**—**	—

NOTE 16 SHARE CAPITAL

	Number of share	**2001 (HK$'000)**	2000 (HK$'000)
Authorised			
Ordinary shares of HK$0.25 each	2,000,000,000	**500,000**	500,000
Issued and fully paid			
Ordinary shares of HK$0.25 each			
At 1 January	1,553,947,128	**388,486**	384,576
Repurchase of share	—	**—**	(244)
Issue of scrip dividends	—	**—**	4,154
At 31 December	1,553,947,128	**388,486**	388,486

Pursuant to the approved share option scheme (the scheme), options to purchase ordinary shares in the Company were granted to eligible directors and employees. The options were granted at an exercise price equal to 80% of the average closing price of the existing shares of the Company on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of offer of such options. The options granted under the scheme are exercisable within a period of 5 years for those granted to employees and a period of 10 years for those granted to directors from the date of grant. At 31 December 2001, the outstanding options were:

Date of options granted	**Exercise price**	**Number of share options**
10 June 1993	HK$ 5.18	30,000,000
24 March 1995	HK$ 3.48	5,200,000
3 January 2000	HK$ 1.20	24,600,000

NOTE 17 RESERVES

	Group 2001 (HK$'000)	Group 2000 (HK$'000)	Company 2001 (HK$'000)	Company 2000 (HK$'000)
Capital reserve account				
At 1 January				
– as originally stated	**125,569**	125,322	**—**	—
– effect of adopting SSAP 31 (note 1(a)(vii))	**4,733**	4,733	**—**	—
– as restated	**130,302**	130,055	**—**	—
Reserve on acquisition of subsidiaries	**—**	247	**—**	—
At 31 December	**130,302**	130,302	**—**	—
Investment property revaluation reserve account				
At 1 January	**—**	—	**—**	—
Surplus on revaluation	**11,125**	—	**—**	—
Reversal of deficit on revaluation previously charged to profit and loss account	**(2,367)**	—	**—**	—
At 31 December	**8,758**	—	**—**	—
Share premium account				
At 1 January	**3,510,565**	3,497,120	**3,510,565**	3,497,120
Issue of scrip dividend	**—**	13,445	**—**	13,445
At 31 December	**3,510,565**	3,510,565	**3,510,565**	3,510,565
Capital redemption reserve account				
At 1 January	**5,019**	4,775	**5,019**	4,775
Transfer from profit and loss account	**—**	244	**—**	244
At 31 December	**5,019**	5,019	**5,019**	5,019
Exchange reserve account				
At 1 January	**4,294**	3,871	**—**	—
Exchange translation differences	**95**	423	**—**	—
At 31 December	**4,389**	4,294	**—**	—
Profit and loss account				
At 1 January				
– as originally stated	**1,221,591**	1,021,853	**611,450**	518,377
– effect of adopting SSAP 18 (revised) (note 1 (a)(iii))	**(14,322)**	(7,596)	**(14,322)**	(7,596)
– effect of adopting SSAP 28 (note 1 (a)(v))	**189,837**	214,332	**—**	—
– effect of adopting SSAP 31 (note 1 (a)(vii))	**(4,733)**	(4,733)	**—**	—
– as restated	**1,392,373**	1,223,856	**597,128**	510,781
Profit for the year	**276,304**	247,107	**50,046**	164,937
	1,668,677	1,470,963	**647,174**	675,718
Transfer to capital redemption reserve account	**—**	(244)	**—**	(244)
Premium and brokerage expenses paid on shares repurchased	**—**	(649)	**—**	(649)
Dividends	**(77,697)**	(77,697)	**(77,697)**	(77,697)
At 31 December	**1,590,980**	1,392,373	**569,477**	597,128
	5,250,013	5,042,553	**4,085,061**	4,112,712

NOTE 17 RESERVES (Continued)

At the balance sheet date, goodwill and negative goodwill included in the capital reserve account amounted to HK$56,869,000 and HK$10,199,000 respectively (2000: HK$56,869,000 and HK$10,199,000).

At the balance sheet date, reserves of the Company available for distribution to shareholders, as calculated under Section 79B of the Companies Ordinance, amounted to HK$569,477,000 (2000: HK$597,128,000).

The profits / (losses) retained by the Group are analysed as follows :

	Company and subsidiaries (HK$'000)	**Associates** (HK$'000)	**Jointly controlled entities** (HK$'000)	**Total** (HK$'000)
Retained profits / (losses) at 31 December 2001	**1,476,343**	**150,562**	**(35,925)**	**1,590,980**
Retained profits / (losses) at 31 December 2000 (restated)	1,248,494	159,444	(15,565)	1,392,373

NOTE 18 LONG - TERM BORROWINGS

	Group 2001 (HK$'000)	2000 (HK$'000)
Bank loans repayable within a period		
Not exceeding 1 year	**506,417**	259,792
More than 1 year but not exceeding 2 years	**1,013,021**	3,354,800
More than 2 years but not exceeding 5 years	**1,732,493**	2,073,650
More than 5 years	**—**	49,226
Less: Current portion included in current liabilities	**(506,417)**	(259,792)
Subtotal	**2,745,514**	5,477,676
Other loans repayable within a period		
More than 2 years but not exceeding 5 years	**266,481**	251,388
More than 5 years	**5,000**	5,000
Subtotal	**271,481**	256,388
Convertible guaranteed bonds	**543,200**	543,200
Total	**3,560,195**	6,277,264
Represented by:		
Bank loans (Note a)	**3,251,931**	5,737,468
Other loans (Note b)	**271,481**	256,388
Convertible guaranteed bonds (Note c)	**543,200**	543,200
Less: Current portion included in current liabilities	**(506,417)**	(259,792)
Total	**3,560,195**	6,277,264

Notes:

a) *Bank loans to the extent of HK$1,441,931,000 (2000: HK$4,017,468,000) are secured by charges on certain assets of the Group including investment properties of HK$1,675,279,000 (2000: nil), properties for / under development of HK$5,731,534,000 (2000: HK$10,214,438,000), stocks of properties of HK$1,053,738,000 (2000: nil) and vessels of HK$677,189,000 (2000: HK$804,863,000).*

The balance is secured by corporate guarantee of the Company. Bank loans to the extent of HK$1,311,920,000 (2000: HK$1,245,963,000) are repayable by instalments.

b) *Other loans are unsecured and amount to the extent of HK$266,481,000 (2000: HK$251,388,000) is interest bearing at HIBOR + 1.25% while the balance is non-interest bearing.*

c) *In July 1999, a subsidiary issued US$70 million convertible guaranteed bonds to finance the land premium and development costs of Cheung Sha Wan Shipyards redevelopment project. The bonds carry interest at 4.25% per annum payable annually in arrear. The bonds are guaranteed by the Company and listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$0.25 each of the Company at a conversion price of HK$2.425 per share, subject to adjustment, with a fixed exchange rate of US$1.00 = HK$7.76 at any time between 27 July 1999 and 20 July 2004. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 27 July 2004 at 132.5% of their principal amount plus accrued interest. Provision for the premium payable has been made in the accounts so as to provide a constant periodic rate of charge over the term of the bonds.*

NOTE 19 MINORITY INTERESTS AND LOANS

	Group	
	2001 (HK$'000)	2000 (HK$'000)
Share of equity	**751,932**	579,434
Loans from minority shareholders	**4,488,652**	4,017,660
	5,240,584	4,597,094

Loans from minority shareholders are unsecured and have no specific repayment terms. The Group has not provided any guarantee in favour of the minority shareholders in respect of the loans advanced. Amount to the extent of HK$2,973,916,000 (2000: HK$2,886,362,000) is interest bearing at HIBOR + 0.58% to HIBOR + 1.25% while the balance is non-interest bearing.

NOTE 20 CONSOLIDATED CASH FLOW STATEMENT

a) *Reconciliation of profit before taxation to net cash inflow from operating activities*

	2001 (HK$'000)	(Restated) 2000 (HK$'000)
Profit before taxation	**526,296**	478,419
Amortisation and depreciation	**157,709**	180,274
Provision for diminution in value of investment	**—**	1,500
Interest expenses and finance costs	**122,740**	41,702
Interest income	**(50,122)**	(52,385)
(Profit) / loss on disposal of fixed assets	**(848)**	3,314
Surplus on revaluation of investment properties	**(2,367)**	(6,500)
Share of results of associates	**(12,920)**	(69,791)
Share of results of jointly controlled entities	**17,916**	3,755
Dividends from investments	**(14,693)**	(7,967)
Decrease in properties for / under development, *excluding net finance costs capitalised*	**2,378,835**	221,374
Increase in inventories	**(4,883)**	(8,616)
Increase in trade & other debtors, deposits and prepayments	**(328,876)**	(386,077)
Decrease in sale proceeds of properties held by stakeholders	**212,737**	738,612
Increase / (decrease) in trade & other creditors, deposits and accrued charges	**91,431**	(631,290)
Net cash inflow from operating activities	**3,092,955**	506,324

NOTE 20 CONSOLIDATED CASH FLOW STATEMENT (Continued)

b) Acquisition of interests in subsidiaries

	2001 (HK$'000)	2000 (HK$'000)
Net assets acquired		
Fixed assets	—	12,525
Joint venture	—	5,420
Trade & other debtors, deposits and prepayments	—	2,570
Cash and bank balances	—	819
Trade & other creditors, deposits and accrued charges	—	(1,409)
Taxation	—	(20)
Other loans	—	(5,000)
	—	14,905
Interests in associates originally held by the Group	—	(7,253)
	—	7,652
Capital reserve on acquisition	—	(247)
	—	7,405
Satisfied by		
Cash consideration	—	3,000
Offset of amount due by the vendor to the Group	—	4,405
	—	7,405
Analysis of net outflow of cash and cash equivalents in respect of acquisition of interests in subsidiaries		
Cash consideration	—	(3,000)
Cash and bank balances acquired	—	819
	—	(2,181)

NOTE 20 CONSOLIDATED CASH FLOW STATEMENT (Continued)

c) Analysis of changes in financing

	Share capital and share premium (HK$'000)	Bank loans (HK$'000)	Other loans (HK$'000)	Minority interests and loans (HK$'000)	Total (HK$'000)
At 31 December 1999	3,881,696	5,312,324	233,955	4,156,070	13,584,045
Share of profit	—	—	—	166,281	166,281
Share of exchange reserve	—	—	—	359	359
New loans	—	2,265,505	—	124,111	2,389,616
Repayment of loans	—	(1,840,361)	—	(44,989)	(1,885,350)
Interest payable	—	—	17,433	207,732	225,165
Acquisition of interests in subsidiaries	—	—	5,000	—	5,000
Shares repurchased	(244)	—	—	—	(244)
Issue of scrip dividends	17,613	—	—	—	17,613
Dividends paid to minority shareholders	—	—	—	(12,470)	(12,470)
Expenses for issue of scrip dividends	(14)	—	—	—	(14)
At 31 December 2000	3,899,051	5,737,468	256,388	4,597,094	14,490,001
Share of profit	—	—	—	174,936	174,936
Share of exchange reserve	—	—	—	63	63
New loans	—	1,046,426	—	395,450	1,441,876
Repayment of loans	—	(3,531,963)	—	(61,604)	(3,593,567)
Interest payable	—	—	15,093	137,146	152,239
Dividends paid to minority shareholders	—	—	—	(2,501)	(2,501)
At 31 December 2001	3,899,051	3,251,931	271,481	5,240,584	12,663,047

d) Analysis of cash and cash equivalents

	2001 (HK$'000)	2000 (HK$'000)
Time deposits	**523,204**	758,626
Cash and bank balances	**64,150**	113,967
	587,354	872,593

NOTE 21 PROVIDENT FUND SCHEME

Pursuant to the Mandatory Provident Fund Schemes Ordinance, the Group has established a mandatory provident fund (MPF) scheme in December 2000. Since the Group has obtained exemption for its existing provident fund schemes, all staff were offered the choice of switching to the MPF scheme or staying in existing schemes. Where staff elected to join the MPF scheme, both the Group and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Apart from the MPF scheme, the Group has two defined contribution fund schemes covering all qualified staff who joined the Group before 2 August 2000 and elected not to switch to the MPF scheme. The Group and its employees are each required to make contributions to the schemes calculated at 5% of the employees' basic salaries on a monthly basis.

The assets held under the MPF scheme and other defined contribution fund schemes are managed by independent trustees. The Group's contributions charged to the profit and loss account for the year ended 31 December 2001 were HK$21,202,000 (2000: HK$17,872,000). Under the defined contribution fund schemes, no forfeiture of employer's contributions (2000: HK$902,000) resulting from leaving scheme members were applied to reduce the Group's contribution for the year. At the balance sheet date, forfeited contributions of HK$15,491,000 (2000: HK$17,584,000) were available to the Group to reduce the contributions to the scheme in future.

NOTE 22 COMMITMENTS

a) **Capital commitments**

	Group		Company	
	2001 (HK$'000)	2000 (HK$'000)	**2001 (HK$'000)**	2000 (HK$'000)
Contracted but not provided for				
Capital expenditure	**1,306**	2,271	**—**	—
Authorised but not contracted for				
Capital expenditure	**3,469**	3,159	**—**	—

b) **Lease commitments**

The future aggregate minimum lease payments payable under non-cancellable operating leases are as follows:

	Group		Company	
		(Restated)		(Restated)
	2001 (HK$'000)	2000 (HK$'000)	**2001 (HK$'000)**	2000 (HK$'000)
within one year	**8,573**	10,852	**—**	—
in the second to fifth year inclusive	**1,166**	8,174	**—**	—
	9,739	19,026	**—**	—

The Group's operating leases are for terms ranging from 1 to 3 years.

NOTE 22 COMMITMENTS (Continued)

c) **Future minimum lease payments receivable**

The future aggregate minimum lease payments receivable under non–cancellable operating leases are as follows:

	Group		Company	
	2001 (HK$'000)	2000 (HK$'000)	**2001 (HK$'000)**	2000 (HK$'000)
within one year	**71,186**	12,603	**—**	—
in the second to fifth year inclusive	**194,135**	4,414	**—**	—
over five years	**37,506**	—	**—**	—
	302,827	17,017	**—**	—

The Group's operating leases are for terms ranging from 1 to 9 years.

d) At the balance sheet date, the Group had commitments under various contracts, entered into in the normal course of business, to complete property development projects to a total value of approximately HK$1,194,362,000 (2000: HK$519,073,000) out of which approximately HK$1,085,276,000 (2000: HK$65,827,000) was related to the jointly controlled assets.

NOTE 23 CONTINGENT LIABILITIES

	Group		Company	
	2001 (HK$'000)	2000 (HK$'000)	**2001 (HK$'000)**	2000 (HK$'000)
Guarantees issued by the Company for credit facilities granted by third parties to subsidiaries	**—**	—	**3,285,120**	3,757,800
Guarantees issued by the Company for convertible guaranteed bonds issued by a subsidiary	**—**	—	**543,200**	543,200
Letters of credit outstanding	**1,432**	799	**—**	—
Deferred tax liabilities not provided for	**—**	6,773	**—**	—

NOTE 24 RELATED PARTY TRANSACTIONS

i) Details of significant related party transactions which were carried out on normal commercial terms and in the ordinary course of the Group's business are as follows:

	Notes	**2001 (HK$'000)**	(Restated) 2000 (HK$'000)
Significant transactions with STDM	(a)		
Dividend received from STDM		**14,322**	7,596
Subsidies received from STDM		**29,879**	24,708
Ship tickets sold to STDM		**358,978**	334,260
Discount and commission paid to STDM for sale of ship tickets		**59,246**	57,503
Management and incentive fees received from STDM for hotel management		**21,723**	17,804
Fuel purchased from STDM in Macau for shipping operations		**77,596**	83,933
Income collected by STDM for sale of ship tickets and related services in Macau		**292,022**	337,385
Amount reimbursed to STDM for expenses incurred in respect of TurboJET operations in Macau		**150,156**	150,641
Amount reimbursed by STDM for expenses and resources shared by Macau Tower Convention & Entertainment Centre		**55,293**	—
Bank accounts maintained with Seng Heng Bank Ltd., a subsidiary to STDM		**7,795**	150,000
Charter hire received from STDM		**93,075**	45,672
Significant transactions with China Travel Services (Hong Kong) Ltd. (CTSHK)	(b)		
Commission paid to CTSHK for sale of ship tickets		**24,725**	25,736
Net income collected by CTSHK for sale of ship tickets and related services		**141,594**	175,978
Amount reimbursed by Shun Tak Shipping Co., Ltd. and its associates (STS) for expenses and resources shared by STS	(a)	**34,420**	36,887
Rental and related service fees for lease of land and buildings received from an associate		**4,950**	4,915
Rental and related service fees for lease of land and buildings paid to Shun Tak Centre Ltd. (STC)	(c)	**6,010**	8,645
Interest income received from associates		**28,270**	29,682
Interest expenses paid to minority shareholders of a subsidiary		**137,145**	207,732
Interest expenses paid to a joint venture partner		**15,093**	17,432
Sales commission paid to a minority shareholder of a subsidiary		**18,171**	2,946
Insurance premium paid to an associate		**21,880**	15,976
Construction cost paid to a joint venture		**160,159**	—

NOTE 24 RELATED PARTY TRANSACTIONS (Continued)

Notes:

(a) *Dr. Stanley Ho, Dr. Cheng Yu Tung and Madam Winnie Ho Yuen Ki, directors of the Company, are also directors and have direct and/or indirect beneficial interests in STDM and STS. Mrs. Mok Ho Yuen Wing, Louise, director of the Company, has beneficial interests in STS. STS is a substantial shareholder of the Company.*

(b) *CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited which is a minority shareholder of a subsidiary.*

(c) *STC is beneficially owned by Dr. Stanley Ho, STDM and New World Development Company Limited (NWD). Dr. Cheng Yu Tung is the Chairman and a principal shareholder of NWD.*

ii) Certain related party transactions are also disclosed under Connected Transactions in the Report of Directors on pages 31 to 34.

iii) Amounts due to/by subsidiaries, associates, joint-ventures, joint venture partner and minority shareholders are disclosed in notes 10 to 12 and 19 to the financial statements.

NOTE 25 SEGMENT INFORMATION

Business segments

Group
2001

	Shipping (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investments and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,357,803	3,895,961	70,192	14,694	—	5,338,650
Inter-segment turnover	1,791	964	—	—	(2,755)	—
Other revenues	61,444	13,805	404	12	—	75,665
	1,421,038	3,910,730	70,596	14,706	(2,755)	5,414,315
Segment results	164,976	482,432	4,906	12,392	—	664,706
Unallocated income						22,086
Unallocated expenses						(81,630)
Interest income						48,870
Operating profit						654,032
Finance costs						(122,740)
Share of results of associates	—	(13,732)	16,191	10,461	—	12,920
Share of results of jointly controlled entities	—	(3,096)	(4,741)	(10,079)	—	(17,916)
Profit before taxation						526,296
Taxation						(75,056)
Minority interests						(174,936)
Net profit for the year						276,304
Assets						
Segment assets	1,750,887	11,856,976	124,517	486,986	(681)	14,218,685
Associates	—	620,377	366,605	37,161	—	1,024,143
Joint ventures	—	364,314	15,892	42,338	—	422,544
Unallocated assets						251,871
Total assets						15,917,243
Liabilities						
Segment liabilities	162,388	5,728,134	36,857	113	(681)	5,926,811
Unallocated liabilities						3,553,383
Total liabilities						9,480,194
Other information						
Capital expenditure	58,646	331,016	4,219	88		
Depreciation and amortisation	146,260	4,612	6,219	189		

NOTE 25 SEGMENT INFORMATION (Continued)

Business segments

Group
2000 (Restated)

	Shipping (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investments and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,408,794	1,754,709	66,763	7,968	—	3,238,234
Inter-segment turnover	2,746	964	—	—	(3,710)	—
Other revenues	37,129	666	500	29	—	38,324
	1,448,669	1,756,339	67,263	7,997	(3,710)	3,276,558
Segment results	117,497	335,680	1,111	7,402	—	461,690
Unallocated income						23,947
Unallocated expenses						(82,570)
Interest income						51,018
Operating profit						454,085
Finance costs						(41,702)
Share of results of associates	—	(8,401)	6,770	71,422	—	69,791
Share of results of jointly controlled entities	—	(2,755)	(1,000)	—	—	(3,755)
Profit before taxation						478,419
Taxation						(65,031)
Minority interests						(166,281)
Net profit for the year						247,107
Assets						
Segment assets	1,892,995	12,803,925	82,645	473,539	(312)	15,252,792
Associates	—	672,134	364,908	67,969	—	1,105,011
Joint ventures	—	359,919	9,260	—	—	369,179
Unallocated assets						639,114
Total assets						17,366,096
Liabilities						
Segment liabilities	214,857	10,274,991	8,930	90	(312)	10,498,556
Unallocated liabilities						810,449
Total liabilities						11,309,005
Other information						
Capital expenditure	32,911	359,334	23,188	995		
Depreciation and amortisation	169,354	6,604	3,861	—		

NOTE 25 SEGMENT INFORMATION (Continued)

Geographical segments

Group
2001

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
Turnover and revenue	4,670,450	682,276	61,589	5,414,315
Segment assets	13,657,614	1,106,414	1,153,215	15,917,243
Capital expenditure	394,323	—	88	
2000 (Restated)				
Turnover and revenue	2,512,992	710,803	52,763	3,276,558
Segment assets	14,951,572	1,246,463	1,168,061	17,366,096
Capital expenditure	415,086	759	995	

NOTE 26 SIGNIFICANT SUBSEQUENT EVENTS

i) The Group disposed of its interest in AHK Air Hong Kong Limited for HK$194 million resulting in a profit on disposal of approximately HK$177.8 million.

ii) The Group acquired the development rights of a 99,000 square metre hotel and commercial site in Taipa–Macau for HK$500 million.

iii) On 21 March 2002, the Company proposed to raise approximately HK$388.5 million by way of a rights issue of not less than 388,486,782 rights shares at HK$1 per rights share. As the rights shares are also entitled to the 2001 final dividend of 3 cents per share, the final dividend as stated in note 7 to the financial statements would be increased by approximately HK$11.7 million subject to the issue of the rights shares.

NOTE 27 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

NOTE 28 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 23 April 2002.

Principal Subsidiaries, Associates and Joint Ventures

	Place of incorporation/ Principal place of operation	Issued and paid up ordinary share capital/ registered capital/ (debt securities)	Percentage held by the Group	Principal activities
SHIPPING				
Far East Hydrofoil Co., Ltd.	Hong Kong/ Hong Kong-Macau	HK$2,000 HK$5,000,000 +	71	shipping
Ocean Shipbuilding & Engineering Ltd.	Hong Kong	HK$200 HK$100,000 +	71	shipbuilding and repairs
Shun Tak Ferries Ltd.	Hong Kong	HK$2	100	investment holding
Shun Tak - China Travel Ship Management Ltd.	Hong Kong/ Hong Kong-Macau	HK$200 HK$1,000,000 +	71	ship management
Shun Tak - China Travel Shipping Investments Ltd.	British Virgin Islands	US$10,000	71	investment holding
Shun Tak - China Travel Ferries Ltd.	British Virgin Islands	US$2	71	investment holding
Hongkong Macao Hydrofoil Co., Ltd.	Hong Kong/ Hong Kong-Macau	HK$10,000,000	71	shipping
Conwick Investment Ltd.	Hong Kong/ Hong Kong-Macau	HK$2 HK$2 +	71	shipping
Ravenser Enterprises Ltd.	Hong Kong/ Hong Kong-Macau	HK$20 HK$1,000,000 +	71	shipping
Tai Tak Hing Shipping Co., Ltd.	Hong Kong/ Hong Kong-Macau	HK$200 HK$5,200,000 +	71	shipping
PROPERTY – HONG KONG				
Garraton Investment Ltd.	Hong Kong	HK$1,000	100	property investment
Goform Ltd.	Hong Kong	HK$2	100	property investment
Hocy Development Ltd.	Hong Kong	HK$2	100	property investment
Iconic Palace Ltd.	Hong Kong	HK$20	100	property development
Bonsuric Co. Ltd.	Hong Kong	HK$2	100	property development
Ranex Investments Ltd.	Hong Kong	HK$100	51	property investment and development
Shun Tak Development Ltd.	Hong Kong	HK$27,840,000	100	investment holding
Shun Tak Property Investment & Management Holdings Ltd.	Hong Kong	HK$2	100	property investment and management
Shun Tak Yee Fai Construction JV Ltd. **	Hong Kong	HK$2 ^	50	property construction
PROPERTY – MACAU				
Eversun Co. Ltd.	Hong Kong/Macau	HK$200	100	property investment
Nova Taipa – Urbanizacoes, Limitada	Macau	PTC10,000,000 #	25	property investment & development

Principal Subsidiaries, Associates and Joint Ventures

	Place of incorporation/ Principal place of operation	Issued and paid up ordinary share capital/ registered capital/ (debt securities)	Percentage held by the Group	Principal activities
PROPERTY – MAINLAND CHINA				
Shun Tak Cultural Centre Ltd.	Hong Kong	HK$10	60	investment holding
State Properties Ltd.	Hong Kong	HK$35,000 #	43	investment holding
Guangzhou Shun Tak Real Estate Co., Ltd. **	PRC	RMB236,354,866 ^@	60	property development
HOSPITALITY				
Excelsior-Hoteis e Investimentos Limitada **	Macau	PTC20,000,000 #	50	hotel operation
Florinda Hotel International Ltd.	British Virgin Islands/ Macau	US$1	100	hotel management
Sociedade de Turismo e Desenvolvimento Insular SARL	Macau	PTC200,000,000 #	35	investment holding
Anita Company Ltd.	Hong Kong	HK$100	100	club operation
FINANCE				
Shun Tak Finance Ltd.	Hong Kong	HK$2	100	treasury
Shun Tak Finance (Overseas) Ltd.	Jersey	US$12 US$26,360 *	100 100	treasury
Shun Tak Finance International Ltd.	British Virgin Islands	US$1 (US$70,000,000)	100	treasury
OTHERS				
AHK Air Hong Kong Ltd. **	Hong Kong	HK$90,666,816 #	20	cargo airliner
Shun Tak Technology Ventures Holdings Ltd.	Hong Kong	HK$2	100	investment holding

The above table lists the principal subsidiaries, associates and joint ventures of the Group which, in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of subsidiaries, associates and joint ventures would, in the opinion of the directors, result in particulars of excessive length.

Except Shun Tak Ferries Ltd., Shun Tak Development Ltd., Shun Tak Property Investment & Management Holdings Ltd. and Shun Tak Technology Ventures Holdings Ltd., which are 100% directly held by the Company, the interests in the remaining subsidiaries, associates and joint ventures are held indirectly.

The percentage of ownership interest and voting power of the joint venture, Guangzhou Shun Tak Real Estate Co., Ltd., are the same, however, the Group is entitled to share an agreed portion of the floor area of the properties after development in the profit sharing arrangement.

+ *Non-voting deferred shares*
* *Redeemable preference shares*
@ *Registered capital*
\# *Associates*
^ *Joint ventures*
** *Companies not audited by H.C. Watt & Co. Ltd.*

Five-Year Financial Summary

Consolidated Profit and Loss Account

	2001 (HK$ million)	2000 (HK$ million)	1999 (HK$ million)	1998 (HK$ million)	1997 (HK$ million)
Turnover	**5,339**	3,238	2,848	1,132	1,360
Profit attributable to shareholders	**276**	247	242	103	241
Total dividends	**78**	78	92	46	75

Consolidated Balance Sheet

	2001 (HK$ million)	2000 (HK$ million)	1999 (HK$ million)	1998 (HK$ million)	1997 (HK$ million)
Fixed assets	**3,451**	3,280	3,028	1,442	1,815
Associates	**1,024**	1,105	1,098	1,734	1,476
Joint ventures	**423**	369	481	948	892
Investments	**483**	437	366	329	330
Mortgage loans receivable	**652**	30	30	—	—
Net current assets	**8,599**	11,247	10,424	7,864	8,338
Employment of capital	**14,632**	16,468	15,427	12,317	12,851
Share capital	**389**	389	385	383	376
Reserves	**5,250**	5,042	4,860	4,906	4,905
Proposed dividends	**47**	47	77	46	60
Shareholders' funds	**5,686**	5,478	5,322	5,335	5,341
Minority interests and loans	**5,241**	4,597	4,156	3,326	2,982
Long-term borrowings	**3,560**	6,277	5,860	3,656	4,528
Provision for premium on redemption of convertible guaranteed bonds	**86**	51	15	—	—
Deferred tax	**59**	65	74	—	—
Capital employed	**14,632**	16,468	15,427	12,317	12,851
Number of issued and fully paid shares (million)	**1,554**	1,554	1,538	1,534	1,504

Number of issued and fully paid shares is based on the number of shares in issue as at balance sheet date.
Certain figures presented above have been restated to comply with new and revised SSAPs.

Performance Data

	2001	2000	1999	1998	1997
Earnings per share - Basic (cents)	**17.8**	16.0	15.8	6.8	16.3
Earnings per share - Diluted (cents)	**n/a**	n/a	n/a	n/a	16.2
Dividends per share (cents)					
– Interim	**2.0**	2.0	1.0	—	1.0
– Final	**3.0**	3.0	5.0	3.0	4.0
Dividend cover	**3.6**	3.2	2.6	2.3	3.3
Current ratio	**7.7**	13.5	7.9	4.9	15.0
Gearing (%)	**31.8**	56.2	57.8	53.5	54.6
Return on shareholders' funds (%)	**4.9**	4.5	4.6	1.9	4.5
Return on capital employed (%)	**1.9**	1.5	1.6	0.8	1.9
Net asset value per share (HK$)	**3.7**	3.5	3.5	3.5	3.6

Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.
Certain data calculated above have been restated.

Headcount by Division

	2001	2000	1999	1998	1997
Head Office	**128**	114	103	81	74
Shipping	**1,756**	1,770	1,737	1,406	1,354
Property	**125**	31	31	32	31
Hospitality	**92**	129	159	—	—

Notice of Annual General Meeting

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at The Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, East Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Friday, 31st May, 2002 at 2:30 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31st December, 2001.

2. To declare a final dividend.

3. To re-elect directors and to fix the remuneration of the directors.

4. To re-appoint auditors and to fix their remuneration.

5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"That:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) **"That:**

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "That the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

7. To transact any other ordinary business of the Company.

By Order of the Board

Ambrose So
Secretary

Hong Kong, 23rd April, 2002

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. *A member of the Company entitled to attend and vote at the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.*

2. *In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.*

3. *The register of members will be closed from Tuesday, 28th May, 2002 to Friday, 31st May, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, Room 1901–1905, 19/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:00 p.m. on Monday, 27th May, 2002.*

4. *With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the annual report. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.*

5. *With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.*



董事會

何鴻燊博士
集團行政主席

羅保爵士
獨立非執行董事

關超然先生
獨立非執行董事

鄭裕彤博士
非執行董事

莫何婉穎女士
非執行董事

何超瓊女士
董事總經理

何超鳳女士
副董事總經理

蘇樹輝博士
執行董事

禤永明先生
執行董事

謝天賜先生
執行董事

陳偉能先生
執行董事

何超蕸女士
執行董事

審核委員會

關超然先生
審核委員會主席

羅保爵士

莫何婉穎女士

公司秘書

蘇樹輝博士

註冊辦事處

香港中環干諾道中
二百號信德中心西座
三十九字頂樓
電話：(852) 2859 3111
傳真：(852) 2857 7181
網址：www.shuntakgroup.com
電郵：enquiry@shuntakgroup.com

核數師

屈洪疇會計師事務所有限公司

律師

孖士打律師行

主要銀行

中國銀行(香港)有限公司
法國巴黎銀行香港分行
花旗銀行
東方匯理銀行
恒生銀行有限公司
香港上海匯豐銀行有限公司
西德意志州銀行香港分行

股票註冊及過户辦事處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十九樓
一九零一至一九零五室

預托股份機構

紐約銀行

股份掛牌

本公司之股份在香港聯合交易所有限公司上市買賣；並以美國預托股份形式，在美國進行場外買賣；同時亦在英國倫敦SEAQ市場報價。

信德集團有限公司於一九七二年成立，並於一九七三年在香港聯合交易所上市，是一家建基香港的大型綜合企業，經營三大核心業務 — 船務、酒店及消閒，及地產業務。

本集團以船務部門為業務發展的基石。本集團的創始可追溯至一九六一年。當年信德集團的主要股東信德船務有限公司（「信德船務」）宣告成立，並在翌年澳門旅遊娛樂有限公司（「澳門娛樂」）獲得澳門地區博彩事業的專營權後，隨即開辦來往港澳兩地的渡輪航線服務。本集團前身為信德企業有限公司（「信德企業」）於一九七二年成立，透過附屬公司遠東水翼船務有限公司，提供港澳線高速渡輪服務。

隨著華南和香港經濟於八十年代逐漸蓬勃，信德企業開展長期的多元化業務計劃，首先進軍與旅遊有關的行業，如酒店和飲食行業，其後更擴展至地產業。透過持有大型商業、住宅及商鋪項目之權益，包括寶翠園及昇悅居，本集團已成為物業市場的一個主要參與者。

一九九零年，為反映本集團的多元化業務，信德企業正式易名為信德集團有限公司。兩年後，本集團購入澳門娛樂百分之五權益。澳門娛樂為澳門最具發展動力的企業。而澳門娛樂持有澳門博彩股份有限公司（「澳門博彩」）百分之八十權益，自澳門博彩業於二零零二年初開放，澳門博彩便與澳門特別行政區政府簽署新的幸運博彩經營合約。

為配合加強船務部門及提高其市場佔有率的策略性部署，本集團與中旅僑福船務有限公司於一九九九年六月完成合併彼此的船務業務，並由合營企業信德中旅船務投資有限公司以「噴射飛航」的新品牌經營及管理。

今天，本集團擁有亞洲最龐大的高速客運渡輪船隊之一，經營來往香港與澳門、深圳及廣州航線，為旅客提供快捷、舒適和可靠的服務。

信德集團在港澳兩地僱有員工逾二千名，是一家業務遍及珠江三角洲的多元化綜合企業之一。

集團業務範圍



○ 噴射飛航
○ 船廠
○ 發展
○ 投資
○ 管理
○ 澳門旅遊塔會展娛樂中心
○ 酒店投資
○ 酒店管理
○ 私人會所

何鴻燊博士

O.B.E.

集團行政主席

八十歲

何鴻燊博士為集團創辦人兼行政主席，自集團一九七二年成立以來即擔任集團董事。他還兼任信德船務有限公司*董事及上市之新濠國際發展有限公司主席。

何博士現任香港地產建設商會會長、香港大學教研發展基金董事局主席、香港大學校董會及校務委員會成員，以及香港理工大學顧問委員會創會會員。

此外，何博士為香港公益金名譽副會長、香港明天更好基金信託委員會委員和演藝學院友誼社贊助人。

在澳門，何博士身兼澳門旅遊娛樂有限公司總經理、澳門博彩股份有限公司行政總裁及澳門國際機場專營公司董事會副主席，以及誠興銀行董事會主席和澳門賽馬會董事局主席。

何博士現任第九屆中國人民政治協商會議常務委員會委員。

羅保爵士

C.B.E., LL.D., J.P.

獨立非執行董事

七十九歲

羅保爵士於一九九四年獲委任為獨立非執行董事。羅爵士乃香港公益金及香港善導會之副贊助人。此外，羅爵士亦為香港工商專聯信託委員會委員及香港明愛理事會成員。

關超然先生

M.A. (CANTAB), F.C.A.,

F.H.K.S.A., C.P.A., J.P.

獨立非執行董事

六十五歲

關超然先生於一九九四年獲委任為獨立非執行董事，現任德勤•關黃陳方會計師行主席。

鄭裕彤博士

非執行董事

七十六歲

鄭裕彤博士自一九八二年起擔任本公司董事、身兼信德船務有限公司*董事、香港地產建設商會副會長和香港金銀業貿易場諮詢委員會董事。鄭博士為新世界發展有限公司主席、周大福珠寶有限公司主席、恒生銀行有限公司董事及香港明天更好基金信託委員會委員。

莫何婉穎女士

非執行董事

七十三歲

莫何婉穎女士乃集團行政主席何鴻燊博士之胞妹，於一九九九年三月獲委任為非執行董事。莫太為澳門旅遊娛樂有限公司監察委員會委員。

* 信德船務有限公司為本公司之主要股東

何超瓊女士

董事總經理

三十九歲

何超瓊女士乃集團行政主席何鴻燊博士之千金，一九九五年一月獲委任為本集團執行董事，並於一九九九年六月獲委任為本集團董事總經理。

何女士為澳門旅遊娛樂有限公司董事及澳門航空股份有限公司執行董事，並身兼政協廣東省委員會委員、香港大學教研發展基金有限公司創會名譽顧問及董事局成員，以及香港明天更好基金顧問委員會委員。

何女士並為信德中旅船務投資有限公司行政總裁兼董事，直接掌管本集團船務業務。

何女士擁有聖克萊大學市場學及國際商業管理學士學位。

何超鳳女士

副董事總經理

三十七歲

何超鳳女士乃集團行政主席何鴻燊博士之千金，一九九四年一月加入本集團，同年十月獲委任為執行董事。何女士於一九九九年六月成為副董事總經理及於同年十月出任財務總監一職。

何女士現時除參與本集團之策劃及開發外，也負責整體之財務活動，以及物業銷售及投資。

何女士擁有加拿大多倫多大學工商管理碩士學位（主修財務）和南加州大學學士學位（主修市場學）。

何女士亦為香港地產建設商會執行委員會委員、香港地產行政學會之成員、香港加拿大國際學校之校董局顧問及The Dean's Advisory Board of University of Toronto之香港顧問。

蘇樹輝博士

執行董事

五十一歲

蘇博士於一九七五年加入本集團，一九九一年獲委任為執行董事。蘇博士亦為香港大學教研發展基金創會名譽董事。蘇博士為第九屆中國人民政治協商會議委員。

蘇博士為特許秘書及行政人員公會會員，現任本集團之公司秘書，負責集團之行政及企業拓展事務。

蘇博士持有澳洲Southern Cross University企業管理博士學位及香港大學理學士學位。

禤永明先生

執行董事

六十歲

禤永明先生於一九七九年加入本集團，一九九一年獲委任為執行董事，現負責集團之策略性規劃、企業發展及與金融和投資有關的事務。

禤先生為澳門誠興銀行之執行董事兼行政總裁和澳門國際機場專營公司及在葡國里斯本上市之Estoril Sol，SGPS公司之執行董事，並為兩儀控股有限公司主席。禤先生亦為英國特許銀行學會及香港證券學會會員。

謝天賜先生

執行董事

四十九歲

謝天賜先生於一九八一年加入本集團，一九九一年獲委任為執行董事。

謝先生是亞太航空公司及港聯直升機有限公司之行政總裁。

陳偉能先生

執行董事

五十四歲

陳偉能先生於一九八七年加入本集團，一九九一年獲委任為執行董事。

陳先生目前為香港地產建設商會董事會成員、香港房地產建築業協進會監事會之監事長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團之物業發展及投資事務。

何超蕸女士

執行董事

三十四歲

何女士為本集團執行主席何鴻燊博士之千金。何女士於一九九六年九月加入本集團，並於二零零一年六月獲委任為執行董事。

自加入本集團以來，何女士一直掌管物業管理部門之策劃及營運。何女士為香港地產行政學會之成員、國際專業保安協會香港分會、香港工業總會及香港設施管理學會之會員。

何女士擁有Pepperdine University大眾傳播及心理學學士學位。

- 於三月，集團與新鴻基地產發展有限公司組成一間各佔一半股權的合營企業，以承造長沙灣昇悅居的總建築合約，務求更有效地管理及監察工程進度及質素。

- 於四月，寶翠園第一期住宅單位移交予買家。

- 於七月，信德中旅船務投資有限公司（「信德中旅船務」）與澳門旅遊娛樂有限公司（「澳門娛樂」）續訂租船服務協議，由二零零一年七月開始，代為經營往來九龍與澳門的廉價渡輪服務，為期半年。此協議於二零零二年一月再度獲得續期一年，為集團在此航線上帶來穩定收入，並進一步促進澳門旅遊業發展。

- 於十月，總樓面面積逾二十二萬平方呎的西寶城正式開幕，成為西半山區最現代化的大型商場。

- 於十二月，集團簽訂一份為期二十年關於澳門娛樂旗下的澳門旅遊塔會展娛樂中心（「澳門塔」）的經營及物業管理協議。作為旅遊、會議及娛樂的重點地標，澳門塔將有助拓展集團在澳門的酒店及消閒業務網絡。

- 於十二月，集團接納由政府就昇悅居項目改變土地用途而批出的補地價金額，將該項目原擬興建的兩幢酒店改為兩幢住宅大廈。

- 二零零二年四月，信德中旅船務正式推出往來深圳及澳門航線，進一步拓展其珠江三角洲區內航線。

財務摘要

	2001 （港幣千元）	（重新列賬） 2000 （港幣千元）
營業額	**5,338,650**	3,238,234
股東應佔溢利	**276,304**	247,107
股東權益	**5,685,117**	5,477,657
每股盈利（仙）	**17.8**	16.0
每股股息（仙）	**5.0**	5.0
每股資產淨值（元）	**3.7**	3.5

每股盈利乃根據年內已發行1,553,947,128股（二零零零年：加權平均股數1,546,750,696股）計算。

派息時間表

公佈派發末期股息	**二零零二年四月二十三日**
最後遞交過戶文件時間	**二零零二年五月二十七日下午四時**
暫停辦理股份過戶登記手續	**二零零二年五月二十八日至五月三十一日**
股東週年大會	**二零零二年五月三十一日**
寄發股息單予股東	**二零零二年六月十四日**



集團於二零零一年積極強化其核心業務，包括船務、酒店及消閒與地產，並進一步鞏固競爭力，伺機掌握自澳門旅遊業復甦而湧現的商機。我們致力提升營運效率及盈利能力，儘管全球經濟疲弱，然而本集團年內的營業額及股東應佔溢利，均錄得令人滿意的增長。

集團於截至二零零一年十二月三十一日止年度的股東應佔溢利為港幣二億七千六百三十萬元，較二零零零年的港幣二億四千七百一十萬元增長百分之十一點八；營業額則為港幣五十三億三千八百七十萬元，較去年的三十二億三千八百二十萬元，增長百分之六十四點九。每股盈利是十七點八港仙（二零零零年：十六港仙）。

董事會建議派發末期股息每股三港仙（二零零零年：三港仙），派息建議必須於二零零二年五月三十一日舉行的股東週年常會由股東通過，方為生效。連同已派發的中期股息每股二港仙（二零零零年：二港仙），本年度的派息總額共為每股五港仙（二零零零年：五港仙）。

集團與香港中旅國際投資有限公司合營，並擁有其百分之七十一之權益的信德中旅船務投資有限公司（「信德中旅船務」），不斷努力提升營運效率及盈利能力，於二零零一年再度錄得令人鼓舞的溢利增長。信德中旅船務亦受惠於旅客數目不斷增長及燃油價格回落。

二零零一年度，集團仍然穩守來往港澳航線的領導地位，一月更錄得五萬五千人次的年內單日最高客運紀錄，較一九九九年及二零零零年單日最高客運紀錄，分別增長百分之十五點二及百分之三點四。此外，其深圳及廣州航線的客運量持續增長，較去年上升約百分之十三。鑑於珠江三角洲的客運量不斷增長及經濟活動日益蓬勃，集團正積極研究開拓區內其他航線。信德中旅船務於二零零二年四月十六日正式推出往來深圳及澳門的高速客運渡輪航線，進一步拓展現有往來深圳及香港的客運渡輪服務。

隨着澳門旅遊業復甦，集團在當地的酒店業務錄得滿意增長。旗下的澳門文華東方酒店及澳門富鼎（威斯登）度假酒店於年內的溢利及平均房租均錄得令人滿意的增長。

集團地產部於二零零一年出售寶翠園，及於二零零二年四月展開預售昇悦居，均獲得良好的市場反應。年內，集團如期完成寶翠園第一期發展計劃，西寶城亦正式開幕，成為西半山區最大型購物地標。

繼於年內新增香港的寶翠園及西寶城，以及澳門旅遊塔會展娛樂中心（「澳門塔」）等物業後，集團管理的物業樓面總面積大幅增加至超逾八百萬平方呎。最近，集團更獲委任為

昇悅居的物業管理公司，當該物業落成後，集團旗下的物業管理組合將進一步加強。

在香港政府的正面房屋政策支持下，加上本地經濟增長隨美國經濟逐漸復甦而有所改善，集團預期地產發展項目的銷售，將於未來數年持續為集團帶來可觀的現金進賬及溢利。二零零二年三月二十一日，集團建議透過供股方式集資約港幣三億八千八百五十萬元，以減低集團的負債及進一步鞏固集團的財務狀況。董事會預期負債水平的改善及更佳的財務表現，將進一步強化集團的財務實力，有利未來業務發展及擴充，尤其有關澳門的酒店及消閒業務投資。

集團對澳門前景充滿信心，並承諾繼續在澳門參與各項業務發展。集團持有澳門旅遊娛樂有限公司（「澳門娛樂」）百分之五之權益，澳門娛樂持有澳門博彩股份有限公司（「澳門博彩」）百分之八十之權益，而澳門博彩已於二零零二年三月與澳門特別行政區政府簽署新的幸運博彩經營合約。於二零零一年十二月，集團獲授予由澳門娛樂全資擁有的澳門塔的經營及物業管理協議，為期二十年。作為旅遊、會議及娛樂的重點地標，澳門塔將有助拓展集團在澳門的酒店及消閒業務網絡。

預期澳門博彩業開放後，將進一步刺激境內娛樂、旅遊及文化項目的投資。集團憑藉在澳門的良好業績紀錄及投資經驗，蓄勢待發，準備投入及將受惠於澳門朝氣蓬勃的發展新紀元。集團將繼續尋求優質的投資機會以強化其在澳門的投資項目以及配合現有核心業務的發展。集團沿此策略，最近以港幣五億元購入一幅位於澳門氹仔面積達九萬九千平方米的酒店及商業地皮的發展權。

集團將繼續精簡及重組現有業務，並將專注發展船務、酒店及消閒業務。繼年結後，集團策略性地出售其於一家航空貨運公司香港華民航空有限公司的百分之二十之權益，作價港幣一億九千四百萬元，獲利約港幣一億七千七百八十萬元。

展望未來，鑑於澳門旅遊業持續興旺及珠江三角洲經濟蓬勃增長，集團對旗下核心業務的未來發展充滿信心。管理層將繼續以審慎進取的管理方針，物色尤其在珠江三角洲區內的合適投資機會，從而提升集團的盈利能力及長遠股值。

最後，我謹藉此機會向各員工及管理層為集團所作出的努力、忠誠及貢獻，表示摯誠謝意。我們亦為股東多年來對集團的支持及對管理層之信賴，致以衷心感謝。



何鴻燊

集團行政主席

二零零二年四月二十三日

"在往來中港澳客運交通
日益頻繁及珠江三角洲
經濟增長蓬勃的形勢下，
集團正積極研究擴展區內
客運航線及其他業務
發展機會。"




北星
TURBOJET
TURBOJET
BALSA

船務

在珠江三角洲經濟增長蓬勃及往來中港澳客運交通頻繁的情況下，集團旗下船務部於二零零一年持續錄得令人鼓舞的溢利增長。

信德中旅船務投資有限公司(「信德中旅船務」，乃集團與香港中旅國際投資有限公司的合營企業，並擁有其百分之七十一之權益)，以「噴射飛航」為品牌，擁有及經營往來香港/九龍至澳門、廣州及深圳等高速客運渡輪服務。



信德中旅船務是全亞洲規模最大的高速客運渡輪公司之一，於二零零一年底，擁有共三十一艘船隻。信德中旅船務亦是唯一提供二十四小時往來港澳高速客運渡輪服務的船務公司，在來往港澳航線上，穩守市場領導地位近四十年，二零零一年的市場佔有率約百分之九十，而年內的客運人次約為九百八十萬。同期，其深圳及廣州航線的客運量亦持續上升約百分之十三。

自一九九九年六月策略性合併後，信德中旅船務積極優化規模效益，改善營運效率，擴大市場佔有率，以及提升盈利能力。在合併後，擴充的船隊及航班時間表得以更靈活調配，令上座率出現明顯升幅。

透過靈活調配內部資源及提升營運效率，集團船務部繼續為旅客提供高質素服務。

年內，信德中旅船務亦受惠於燃油價格回落及公司持續的成本控制措施，在節省成本上成績顯著，尤其是燃油成本於二零零一年減省了約百分之二十。

於七月，信德中旅船務與澳門旅遊娛樂有限公司(「澳門娛樂」)續訂租船服務協議，從二零零一年七月起，將兩艘高速客輪續租予澳門娛樂，並代其營運往來九龍與澳門的廉價高速客運渡輪服務，為期半年。該項安排於二零零二年一月再度獲得續期一年，為集團在該航線上帶來穩定收入，並進一步促進澳門旅遊業發展。

年內，為調配額外資源及物色業務發展機會的一項策略性部署，集團將旗下一艘噴射船售予一家亞洲公司，並獲得利潤。

鑑於珠江三角洲的經濟活動日益蓬勃，集團正積極研究開拓新中國航線及其他區內業務發展機會。信德中旅船務於二零零二年四月十六日正式推出往來深圳及澳門的高速渡輪航線，進一步拓展現有往來深圳及香港的客運渡輪服務。

“澳門旅遊業復甦，加上
博彩業開放，將刺激境內娛樂、
旅遊及文化項目的投資，
集團將繼續參與並受惠於
澳門朝氣蓬勃的發展新紀元。”


MANDARIN ORIENTAL
WESTIN





酒店及消閒業務

澳門以獨特文化、多姿多采的娛樂設施及凌厲的經濟潛力，吸引大量旅客。澳門於二零零一年之訪客人數超越一千萬人次，較去年增長百分之十二。其中最大的增長動力來自中國大陸的旅客，佔二零零一年總訪客人數百分之二十九，較二零零零年的百分之二十五增長不少。這代表年內來自中國大陸的旅客大幅增長百分之三十二，而去年的增長率為百分之二十五。

在澳門旅遊業的復甦下，集團在澳門的酒店及消閒業務表現令人滿意。澳門文華東方酒店，擁有佔地十六萬三千平方呎的豪華渡假村，於二零零一年的溢利及平均房租分別較去年增長百分之四十四點五及百分之十六點八。毗鄰澳門高爾夫球鄉村俱樂部（「澳門高球俱樂部」）的澳門寰鼎（威斯登）度假酒店（「威斯登」）的溢利及平均房租，亦分別增長百分之十五點三及百分之十點五。威斯登於二零零二年三月開始進行翻新工程，預期於二零零二年年底竣工。威斯登連同澳門高球俱樂部，是香港及澳門



地區唯一具備國際標準十八洞高爾夫球場的渡假酒店。於二零零一年五月，澳門高球俱樂部連續第四年舉辦澳門高爾夫球公開錦標賽。

由澳門旅遊娛樂有限公司（「澳門娛樂」）全資擁有的澳門旅遊塔會展娛樂中心（「澳門塔」）於二零零一年十二月十九日正式揭幕，集團並於二零零一年十二月獲授予為期二十年的澳門塔經營及物業管理協議。高達三百三十八米的澳門塔乃全球排行第十高及亞洲排行第八高的獨立塔樓。澳門塔已成為澳門觸目的新標誌，設施包括一座通訊及觀光塔、一個露天廣場、樓高四層設施完善的會展娛樂中心、一個有五百座位的劇院、娛樂場地及餐廳、咖啡室及零售專門店。作為旅遊、會議及娛樂的重點地標，澳門塔將有助拓展集團在澳門的酒店及消閒業務網絡。

集團對澳門前景充滿信心，並承諾繼續在澳門參與各項業務發展。集團持有澳門娛樂百分之五之權益，該公司持有澳門博彩股份有限公司（「澳門博彩」）百分之八十之權益，而澳門博彩已於二零零二年三月與澳門特別行政區政府簽署新的幸運博彩經營合約。澳門娛樂亦在澳門擁有八家酒店、南灣湖及濠景花園發展計劃的權益、澳門國際機場百分之三十五點八之權益，以及澳門航空公司百分之十四之權益。於二零零一年，澳門娛樂向集團派發的普通股股息為港幣一千四百三十萬元（二零零零年：港幣七百六十萬元）。

預期澳門博彩業開放後，將刺激境內娛樂、旅遊及文化項目的投資，從而鞏固旅遊業投資，為集團帶來眾多具龐大增長潛力的商機。集團對澳門旅遊業的增長及珠江三角洲經濟的蓬勃發展充滿信心，憑藉在澳門的良好業績紀錄，以及在酒店及消閒業務方面積累的豐富經驗，集團將繼續在澳門物色與酒店及消閒業務有關以及與其他現有業務具協同效益的合適投資機會。

"集團優質地產發展項目的銷售，將於不久將來為集團帶來可觀的現金進賬及溢利，進一步鞏固集團的財務狀況，有利未來業務發展及擴充。"




THE WESTWOOD



地產

集團地產部於年內的營業額及溢利均取得滿意增長，由出售寶翠園而套取的大量現金，令集團的負債比率明顯改善，更強化集團的財務實力。

寶翠園

寶翠園第一期發展項目由三幢住宅大廈共一千零九十三個單位（面積由八百至一千八百平方呎）以及名為西寶城的大型購物商場組成。購物商場樓高五層，面積逾二十二萬平方呎，設有多種商舖，為優質物業寶翠園帶來增值效益。此外，寶翠園更具備面積達十九萬平方呎的全天候高級住客會所及園藝花園，規模之大為半山區之冠。

寶翠園第一期住宅單位於二零零一年四月開始移交予買家，西寶城亦於十月開幕，成為西半山區最大型購物地標。第二期的三幢住宅大廈共一千一百二十個單位，預計於二零零二年年中竣工。

集團於二零零一年六月及十二月加推寶翠園第一期及第二期的住宅單位，由於其優越位置及優越會所設施，市場的反應良好。

昇悅居（前稱為長沙灣船廠重建項目）

於二零零零年四月，集團聯同新鴻基地產發展有限公司（「新鴻基」）提交一份昇悅居的修訂計劃，把原擬興建的兩幢酒店改為兩幢住宅大廈。於二零零一年十二月，集團接納由地政總署就該項目改變土地用途而批出的





補地價金額，並於二零零二年年初悉數支付。

根據經修訂的計劃，昇悅居包括七幢住宅大廈共二千四百三十四個優質單位（面積由五百至九百五十平方呎）以及綜合商業平台，總樓面面積約一百七十萬平方呎。於二零零一年三月，集團與新鴻基組成一間各佔一半股權的合營企業，以承造昇悅居的總建築合約。

昇悅居第一期的上蓋工程包括五幢住宅大廈共一千八百三十四個單位已於二零零一年二月動工，預期於二零零三年第三季竣工。第一期住宅單位於二零零二年四月推出預售，獲得良好的市場反應。第二期包括兩幢住宅大廈共六百個單位及商場平台，預計在二零零三年年底前落成。

昇悅居位處西九龍交通樞紐，鄰近地鐵站，交通便利。昇悅居更提供面積逾十七萬平方呎、設施多元化的峇里式香薰園林會所。

其他發展項目

澳門濠景花園第一期發展由十三幢住宅大廈組成，已分階段推出，於二零零一年年底，售出約百分之七十八的單位。

位於廣州的信德商務大廈由三十二層高的寫字樓大廈與六層商場及多用途寫字樓設施組成。自該物業於二零零零年四月竣工後，其寫字樓及商鋪單位的出售及招租進展良好。

虹橋上海城的第一期發展包括兩幢二十五層高的寫字樓大廈及一個六層高的娛樂購物平台。B座大廈於二零零一年二月獲得得入伙許可證，其絕大部分單位經已租出。A座大廈及娛樂購物平台預期於二零零二年年中獲得入伙許可證。

物業服務

繼於年內新增寶翠園、西寶城及澳門塔後，集團物業管理部現於香港及澳門管理的物業總面積分別為五百一十萬平方呎及三百四十萬平方呎。最近，集團更獲委任為昇悅居的物業管理公司，於該物業落成後，集團的物業管理組合將進一步加強。

物業管理部致力提供多元化的物業管理服務，以確保旗下物業得到完善及高效率的管理，該部門更自設保安隊伍，進一步提高服務質素。

發展及/或出售之物業

	樓面面積約數（平方米）	地盤面積約數（平方米）	主要用途	集團所佔權益	截至二零零一年十二月止發展進度	預計完工日期
香港						
寶翠園		30,125	住宅			
第一期	112,619			51%	工程完成	—
第二期	138,162			51%	上蓋工程	二零零二年
添咸大廈	—	3,786	—	51%	規劃中	—
昇悅居		18,912	綜合發展			
第一期	119,458			64.56%	上蓋工程	二零零三年
第二期	40,112			64.56%	上蓋工程	二零零三年
薄扶林道124號	—	1,684	住宅	100%	規劃中	—
油塘海旁地段第30號及31號	—	1,858	—	50%	土地儲備	—
澳門						
澳門外港新填海區地段第3號 (A2/1)	—	2,916	酒店/商業	20%	土地儲備	—
澳門濠景花園			住宅/商業/酒店			
第一期	292,602	29,555		25%	工程完成	—
第二期	292,912	29,547		25%	地基完成	二零零五年
第三期	64,890	15,277		25%	土地儲備	—
第四期	47,149	5,225		25%	土地儲備	—
第五期	112,825	24,829		25%	土地儲備	—
中國						
信德商務大廈廣州中山四路246號	48,445	3,869	商業	60%	工程完成	—
虹橋上海城上海虹橋區						
第一期	170,011	17,664	商業	15%	上蓋工程	二零零二年

投資及酒店物業

	樓面面積約數（平方米）	地盤面積約數（平方米）	主要用途	集團所佔權益	截至二零零一年十二月止出租率	二零零一年平均每月租金	可出租樓面面積約數（平方米）	截至二零零一年十二月止發展進度	屆滿地契年份
香港東路乍街8號西寶城	20,724	—	商業	51%	80.0%	每平方米港幣387元	14,682	—	二零三零年
香港薄扶林道89號寶翠園	601個私家車停車位	—	停車場	51%	40.5%	每車位每月港幣3,200元	—	—	二零三零年
	33個電單車停車位	—	停車場	51%	9.1%	每車位每月港幣1,000元	—	—	二零三零年
香港羅便臣道60號信怡閣地下低層及地下	974	900	商業	100%	100%	每平方米港幣383元	822	—	二八五八年
香港羅便臣道60號信怡閣一樓至四樓	26 個停車位	—	停車場	100%	76.9%	每車位每月港幣3,500元	—	—	二八五八年
香港堅尼地道9號L萬信臺一樓至四樓	18 個停車位	—	停車場	100%	38.9%	每車位每月港幣2,000至3,500元	—	—	二零四七年
香港九龍尖沙咀梳士巴利道3號星光行地下五號B鋪及部分地庫商鋪（除商鋪A外）	2,643	—	商業購物中心	100%	95.2%	每平方米港幣208元	2,643	—	二八六三年
澳門友誼大馬路文華東方酒店	46,453	8,486	酒店	50%	—	—	—	—	二零零七年期滿，可再續至二零三二年
澳門外港新填海區擴展部份	1,327	15,176	渡假設施	50%	—	—	—	—	二零零七年期滿，可再續至二零四九年
澳門議事亭前地11號信德堡美食中心	2,695	—	美食中心	100%	100%	每平方米港幣130元	2,510	—	永久業權
澳門路環黑沙灣澳門寰鼎（威斯登）度假酒店及澳門高爾夫球鄉村俱樂部	46,644（包括停車場）	767,373	酒店／高爾夫球場	34.9%	—	—	—	—	二零零三年期滿，可再續至二零四九年

策劃中的投資物業

泰國布吉島Rawai海灘	—	36,800	酒店	50%	—	—	—	土地儲備	永久業權

集團自置之自用物業

香港中環干諾道中二百號信德中心西座三十九字樓頂樓	1,823	—	辦公室	100%	—	—	—	—	二零五五年期滿，可再續至二一三零年
九龍興華西街83及95號	19,320	19,139	船塢	71%	—	—	—	—	二零五一年
澳門國際中心									
第十二座二樓至四樓（全層）五樓A、B、C單位	2,894	—	員工宿舍	100%	—	—	—	—	二零零六年期滿，可再續至二零四九年
第十三座八樓至十一樓E單位	473	—	員工宿舍	71%	—	—	—	—	二零零六年期滿，可再續至二零四九年

營業額分析

按部門劃分之營業額



2001
酒店及消閒
1.3%
地產
73.0%
船務
25.4%
投資及其他
0.3%



2000
酒店及消閒
2.1%
地產
54.2%
船務
43.5%
投資及其他
0.2%

	2001 **（港幣百萬元）**	（重新列賬） 2000 （港幣百萬元）	變動	%	說明
船務	**1,358**	1,409	(51)	(4)	營業額輕微下跌主要因為經營往來香港與澳門之票務收益減少。
地產	**3,896**	1,754	2,142	122	營業額大幅提升主要因為於年內銷售寶翠園第一期及第二期住宅單位收益增加。
酒店及消閒	**70**	67	3	4	營業額輕微提升主要因為來自旅遊代理服務收益及澳門酒店的管理費增加，但受私人會所大中華會收益減少九百萬元所抵銷。
投資及其他	**15**	8	7	88	營業額變動主要因為來自澳門娛樂之股息增加所致。
總額	**5,339**	3,238	2,101	65	

按地區劃分之營業額

	2001 **（港幣百萬元）**	（重新列賬） 2000 （港幣百萬元）	變動	%	說明
香港	**4,625**	2,494	2,131	85	營業額大幅提升主要因為於年內銷售寶翠園第一期及第二期住宅單位收益增加。
澳門	**655**	693	(38)	(5)	營業額下跌主要因為票務收益減少但部份被來自澳門娛樂之股息增加所抵銷。
其他	**59**	51	8	16	營業額變動主要是來自經營往來香港與深圳之票務收益增加所致。
總額	**5,339**	3,238	2,101	65	

損益賬分析

按部門劃分之經營溢利



2001
酒店及消閒
0.8%
地產
72.6%
船務
24.8%
投資及其他
1.8%



2000
酒店及消閒
0.2%
地產
72.7%
船務
25.6%
投資及其他
1.5%

	2001 **(港幣百萬元)**	(重新列賬) 2000 (港幣百萬元)	變動	%	説明
船務	**165**	118	47	40	溢利變動主要因為油價下跌令燃油成本下降及成本控制有所改善。
地產	**483**	336	147	44	溢利增加主要因為於年內銷售寶翠園第一期及第二期住宅單位之盈利增加。
酒店及消閒	**5**	1	4	400	溢利變動主要來自澳門酒店的管理費增加。
投資及其他	**12**	7	5	71	溢利上升主要因為來自澳門娛樂之股息增加所致。
未分配淨支出	**(11)**	(8)	(3)	(38)	
經營溢利	**654**	454	200	44	
融資成本	**(123)**	(42)	(81)	(193)	由二零零一年三月獲批入伙紙以後,有關寶翠園第一期之利息支出已撥入損益賬內。
所佔聯營公司業績	**13**	70	(57)	(81)	下跌主要因為來自香港華民航空之盈利下跌。
所佔共同控制企業業績	**(18)**	(4)	(14)	(350)	變動主要來自新成立之合營投資業務虧損所致。
除税前溢利	**526**	478	48	10	
税項	**(75)**	(65)	(10)	(15)	
除税後溢利	**451**	413	38	9	
少數股東權益	**(175)**	(166)	(9)	(5)	主要是寶翠園之少數股東權益。
股東應佔溢利	**276**	247	29	12	

損益賬分析(續)

按地區劃分之經營溢利

	2001 (港幣百萬元)	(重新列賬) 2000 (港幣百萬元)	變動	%	説明
香港	**500**	331	169	51	變動主要因為船務業務及銷售寶翠園第一期及第二期住宅單位之盈利增加。
澳門	**150**	120	30	25	此佳績主要來自船務業務之盈利增加。
其他	**4**	3	1	33	
總額	**654**	454	200	44	

集團所佔聯營公司業績分析

	2001 (港幣百萬元)	2000 (港幣百萬元)	變動	%	説明
地產	**(14)**	(8)	(6)	(75)	虧損主要因為濠景花園項目虧損。
酒店及消閒	**16**	7	9	129	澳門文華東方酒店及澳門寰鼎(威斯登)度假酒店因入住率提升而錄得更佳營運業績。
投資及其他	**11**	71	(60)	(85)	雖然燃油價格下跌,但香港華民航空年內的貨運量及溢利大幅下降。
總額	**13**	70	(57)	(81)	

流動資本、資本來源及資金

二零零一年現金流入總額為4,716,000,000港元,包括來自經營業務的3,093,000,000港元、貸款1,442,000,000港元、出售固定資產所得款項74,000,000港元、已收利息收入36,000,000港元、來自聯營公司32,000,000港元、聯營公司股息24,000,000港元及投資項目股息15,000,000港元。

二零零一年現金流出為5,001,000,000港元,主要項目包括償還貸款3,594,000,000港元、應收按揭貸款622,000,000港元、購買固定資產375,000,000港元、已付利息支出269,000,000港元、派發股息予股東78,000,000港元、合營投資34,000,000港元、投資項目20,000,000港元、繳納稅款7,000,000港元及派予少數股東股息2,000,000港元。

流動資本、資本來源及資金（續）

現金流量變動分析	**2001** **（港幣百萬元）**	（重新列賬） 2000 （港幣百萬元）	變動
經營業務	**3,093**	506	2,587
投資回報及融資費用	**(274)**	(358)	84
税項	**(7)**	(65)	58
投資活動	**(945)**	(326)	(619)
融資	**(2,152)**	503	(2,655)
現金及等同現金（減少）／增加	**(285)**	260	(545)

於二零零一年結算日，現金及等同現金減少285,000,000港元至587,000,000港元。經營業務之現金流入淨額大幅增加主要來自銷售寶翠園住宅單位所得款項。而投資活動之現金流出淨額增加的主要原因是為寶翠園之買家提供按揭所致。另外，償還銀行貸款2,486,000,000港元亦導致增加融資現金之流出。

本集團於年內以更優惠的條款重新融資，取得有抵押貸款為850,000,000港元及63,000,000美元。於二零零一年十二月三十一日本集團備用貸款及其他融資合共6,530,000,000港元，其中2,463,000,000港元尚未提用。於結算日尚未償還的貸款包括銀行貸款3,252,000,000港元、有擔保可換股債券543,000,000港元及其他貸款272,000,000港元，百分之四十四的尚未償還銀行貸款均以本集團的資產作抵押。本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。於二零零一年十二月三十一日，本集團各借貸項目的到期日如下：

到期組合

1年內	1-2 年	2-5 年	5年以上	總額
12%	25%	63%	–	100%

除佔長期貸款百分之十五點二的有擔保可換股債券外，本集團籌借的資金均以浮息計算。根據於結算日的3,479,000,000港元淨借貸額，本集團的資本與負債比率為百分之三十一點八（二零零零年：百分之五十六點二）。

外匯風險

本集團的尚未償還借貸項目中，只有百分之二十二以美元為單位。此外，本集團的主要業務均以港幣交易及記賬，因此外匯波動風險極低。

人力資源

除聯營公司及共同控制企業外，本集團於結算日約有二千一百名僱員。本集團給予僱員優厚的薪酬，並根據個人表現考慮升職及加薪，此外員工亦經常舉辦員工聯誼活動，以推廣團隊精神。本集團鼓勵僱員參加關乎集團業務的培訓課程。

董事會同寅現謹向各股東提呈截至二零零一年十二月三十一日止年度之報告書及已審核財務報表，以供閱覽。

集團業務

本公司主要業務為投資控股。各主要附屬公司、聯營公司及合營投資之業務概列於第七十九頁至第八十頁。

本集團於本年度內的主要業務及經營地域分析概列於第七十六頁至第七十八頁之財務報表附註第二十五項。

集團財務報表

本集團截至二零零一年十二月三十一日止年度之溢利及本公司與本集團截至該日止之財務狀況，概列於第四十一頁至第八十頁之財務報表。

主要附屬公司、聯營公司及合營投資

本公司及本集團之主要附屬公司、聯營公司及合營投資之詳細資料概列於第七十九頁至第八十頁。

股息

中期股息每股2仙已於二零零一年十月派發。董事會現建議宣佈派發截至二零零一年十二月三十一日止年度末期股息每股3仙，派予在二零零二年五月三十一日已登記在股東名冊上之股東。

固定資產

本集團之固定資產在本年度內之變動概列於第五十九頁至第六十一頁之財務報表附註第九項。

物業

本集團所擁有包括自用、投資、發展及出售之物業詳細資料概列於第二十四頁至第二十五頁。

股本

本公司之股本在本年度內之變動概列於第六十五頁之財務報表附註第十六項。

有擔保可換股債券

本集團之有擔保可換股債券之詳情概列於第六十八頁之財務報表附註第十八項。

儲備

各項儲備在本年度內之變動概列於第六十六頁至第六十七頁之財務報表附註第十七項。

捐款

本集團在本年度內共有捐款133,800港元（二零零零年：121,000港元）作慈善及公益用途。

集團借貸

須於一年內償還之借貸及長期借貸之詳細資料概列於第六十八頁至第六十九頁之財務報表附註第十八項及第十九項。

撥作資產成本之融資成本

本集團於本年度內撥作資產成本之利息及其他融資成本分別為286,642,000港元及35,751,000港元(二零零零年：601,516,000港元及35,405,000港元)。

主要客户及供應商

本集團之政策規定，所需之任何物料均由數個供應商供應，以免過份依靠單一供應來源。本集團與各主要供應商均保持良好關係，在採購重要物料方面，並沒有遇上任何重大困難。

本年度內，本集團五大客戶佔本集團的營業額低於百分之三十。本集團五大供應商佔本集團採購額百分之七十，其中最大供應商佔本集團總採購額百分之三十八。

何鴻燊博士、鄭裕彤博士及何婉琪女士持有本集團五大客戶及供應商之一的澳門旅遊娛樂有限公司(澳門娛樂)之權益。除以上所披露者外，概無其他董事、彼等之聯繫人士或股東(據董事會所知，該等人士擁有本公司已發行股本超過百分之五)於本年度內分別持有本集團五大客戶或五大供應商之權益。

董事

本公司董事之芳名載於第二頁。

曉大衛先生已於二零零一年六月十三日舉行之股東週年大會上退任，並於同日，何超蕸小姐獲補選為本公司之董事，填補因曉大衛先生退任而出現之空缺。何婉琪女士已於二零零二年三月十五日停任為本公司之非執行董事。

根據本公司之公司組織章程細則第七十三及七十七條規定，謝天賜先生、陳偉能先生、莫何婉穎女士及何超蕸女士即將任滿告退，並願意膺選連任。

董事在合約及關連交易中之權益

1. 何鴻燊博士、鄭裕彤博士及何婉琪女士為澳門娛樂之董事。該公司為澳門所有賭場專利權之持有人。

   年內，本集團與澳門娛樂需要披露之交易如下：

   i. 本集團為澳門娛樂管理其轄下酒店而收取管理費用，總額為21,700,000港元。

   ii. 本集團於澳門向澳門娛樂購入船務運作所需之燃料為77,600,000港元，並由澳門娛樂為船隻注入燃料。由於本集團需派出技術人員監督加添燃料工序，故收回800,000港元的技術服務費。

iii. 本集團年內向澳門娛樂出售港澳線噴射飛航船票總額359,000,000港元，同時澳門娛樂代本集團銷售噴射飛航船票及澳門娛樂亦為本身購買船票，因而向澳門娛樂支付佣金及折扣總額59,200,000港元。

iv. 澳門娛樂為本集團代支澳門碼頭業務及為噴射飛航船業務提供碼頭服務的開支，而本集團年內繼續以實報實銷方式向澳門娛樂付還該等開支共150,200,000港元。

v. 澳門娛樂向本集團承包兩艘客輪，經營平價客輪服務往來九龍中國客運碼頭至澳門。在年內，本集團共收取93,100,000港元的承包費。

vi. 本集團為澳門娛樂經營及管理其轄下之澳門旅遊塔會展中心，因而收取200,000港元的管理費。

vii. 本集團存有若干存款於澳門娛樂之全資附屬公司誠興銀行之往來及儲蓄戶口。於二零零一年十二月三十一日，總存款額為7,800,000港元。

2. 本年內，香港中國旅行社有限公司(香港中旅)擔任信德中旅船務投資有限公司(信德中旅船務投資)的渡輪船票聯合銷售總代理，本集團就此向香港中旅支付佣金24,700,000港元。香港中旅為香港中旅國際投資有限公司(中旅國際投資)之附屬公司，而中旅國際投資為本集團持有百分之七十一權益之附屬公司信德中旅船務投資的主要股東。

3. 本集團調派若干員工往信德船務有限公司(信德船務)及其聯營公司向其提供服務，並因此承擔信德船務之若干行政費用。此外，本集團亦與信德船務及其聯營公司共用部分行政資源。信德船務就本集團所支出之有關費用及調派人員之薪酬或根據有關員工替信德船務及其聯營公司工作所耗工時按比例計算之薪酬，悉數向本集團付還其應佔之行政費用及資源。該等服務費用之總額為34,400,000港元。何鴻燊博士、鄭裕彤博士和何婉琪女士為信德船務董事，並聯同莫何婉穎女士擁有信德船務實益權益。信德船務為本公司主要股東。

4. 本集團收取租戶Future Bright Property Management Limited (FBP)之租金及有關費用為5,000,000港元。澳門娛樂、何鴻燊博士、何婉琪女士及蘇樹輝博士擁有該公司實益權益。何婉琪女士亦為FBP董事。

5. 本集團收取上環信德中心之物業管理費8,100,000港元。由何鴻燊博士、澳門娛樂及新世界發展有限公司(新世界發展)實益擁有的信德中心有限公司(信德中心公司)為該項物業的業主之一。本集團向新世界發展集團屬下一家公司支付4,100,000港元的顧問費。本集團亦代信德中心公司管理該物業之商場，因而獲其支付1,200,000港元的管理費。本集團亦因租用信德中心的碼頭用地而支付4,500,000港元的租金及有關費用予信德中心公司。

6. 年內，本集團佔百份之五十一之附屬公司隆益投資有限公司(隆益)租用信德中心的寫字樓及商場單位作為寶翠園住宅單位的銷售處及示範單位，因而支付1,500,000港元的租金予信德中心公司。隆益於年內售賣寶翠園之單位，因而支付18,200,000港元銷售佣金予新鴻基地產發展有限公司(新地)之附屬公司，新地乃隆益之主要股東。

7. Iconic Palace Limited (Iconic)及日騰有限公司(發展商)分別為本集團及新地之全資附屬公司，乃一個位於長沙灣區之住宅及商用物業發展項目(項目)之分權共有人。發展商已批出主要建造合約予一家由本集團及新地各佔五成權益之合營公司，怡輝信德建築聯營有限公司(怡輝信德)。根據股東協議，本集團向怡輝信德收取900,000港元的服務費。

   根據工程管理協議，Iconic(作為聯合發展商)支付新地之全資附屬公司新鴻基地產代理有限公司(新鴻基地產代理)1,500,000港元的工程管理費。此數額為Iconic應付新鴻基地產代理之管理費部分。根據銷售代理協議，新鴻基地產代理及本集團各獲該項目物業銷售總收益之百分之零點五作為佣金。發展商向新地之全資附屬公司Kimrose Investment Limited (Kimrose)租用寫字樓及商場單位作為銷售處及示範單位。年內，發展商支付有關費用共100,000港元予Kimrose。

8. 本集團曾向其持有股權或與其他關連人士共同持股的數家公司或企業提供財務按排：

   i. 氹仔城市發展有限公司(氹仔城市)的股權分配，由本集團佔百分之二十五，澳門娛樂佔百分之二十五及合和實業有限公司佔百分之五十。所有股東已按各自之持股比例貸款予氹仔城市共1,037,700,000港元。所有股東均就其貸款收取年息9.5%的利息。截至二零零一年十二月三十一日止年，本集團應收利息為24,600,000港元。

   ii. 南耀有限公司(南耀)的股權分配，由本集團佔百分之四十，何鴻燊博士佔百分之十，澳門娛樂佔百分之二十，其他獨立投資者佔百分之三十。所有股東已按各自之持股比例，免息貸款共106,200,000港元予南耀。上述貸款在截至二零零一年十二月三十一日止年度內並無變動。

   iii. 信德文化廣場有限公司(信德文化)的股權分配，由本集團佔百分之六十及一家由何鴻燊博士擁有實益權益的公司佔百分之四十。所有股東已按各自之持股比例，免息貸款共330,600,000港元予信德文化。

   iv. 怡輝信德的股權分配，由本集團佔百分之五十及新地佔百分之五十。根據怡輝信德的股東協議，本集團按其佔百分之五十的比例提供一項有關怡輝信德之賠償負債擔保及融資，最多分別達2,000,000港元及工程淨值的百分之三。如超過以上限額，本集團及新地須按發展商比例提供擔保及融資，分別為百分之六十四點五六及百分之三十五點四四。本集團及新地各提供5,000,000港元的免息股東貸款予怡輝信德。

   v. 隆益的股權分配，由本集團佔百分之五十一，新地佔百分之二十九，新世界發展及廖創興企業有限公司(廖創興)各佔百分之十。本集團、新地、新世界發展及廖創興分別向隆益提供2,423,200,000港元、2,038,700,000港元、467,600,000港元、及467,600,000港元的股東貸款。該等貸款每年按香港銀行同業拆息加0.58%至1.25%計算利息。截至二零零一年十二月三十一日止年度，本集團應收之利息為112,100,000港元。本公司、新地、新世界發展及廖創興已就隆益所獲的262,000,000港元貸款向銀行作出按各自持股比例之擔保。

董事在合約及關連交易中之權益(續)

vi. Treasure Peninsula Limited (TPL)的股權分配，由本集團佔百分之五十一，新地佔百分之二十九，新世界發展及廖創興各佔百分之十。所有股東向TPL提供合共663,400,000港元的免息股東貸款，此等貸款均按股東在TPL的持股比例提供。

vii. DFS Macau Limited (DFS)由本集團及Duty Free Shoppers (Hong Kong) Limited (DFSHK)各佔五成股權。本集團及DFSHK已按各自之持股比例，各向DFS提供28,700,000港元免息貸款。此等貸款按股東在DFS的持股比例提供。DFSHK為本集團之一家附屬公司的主要股東。

viii. 信德中旅船務投資的股權分配，由本集團佔百分之七十一，中旅國際投資佔百分之二十九。銀行於截至二零零一年十二月三十一日止年度內向信德中旅船務投資提供融資。於二零零一年十二月三十一日，此等融資總額為361,900,000港元。本集團與中旅國際投資已簽訂協議，確保就上述所有融資而提供的各項擔保及股東擔保所產生的或然負債，按彼等在信德中旅船務投資的持股比例承擔。所有股東已按各自之持股比例，提供免息貸款共160,000,000港元予信德中旅船務投資。

根據香港聯合交易所有限公司(聯交所)證券上市規則第十四章，上述交易構成本公司之關連交易，並需要在本公司之年報內披露。

本公司之獨立非執行董事已考慮，並確認上述交易乃在正常業務經營過程中按一般商業條件進行，而對本公司股東而言屬公平合理。

就上文第1(ii)至(iv)、(vi)及(vii)項及第2項至第6項的交易，獨立非執行董事進一步確認交易額並無超過與聯交所協議的水平，並符合有關交易的條件。

除上述交易外，本公司及其附屬公司於本年內或年底時並無簽訂與公司董事直接或間接擁有重大權益之其他重大合約。

董事於競爭業務中之權益

在年內及截至此報告日期間，本集團之以下董事在下列業務被視為其個人權益或會與本集團直接或間接地有所競爭，其詳情如下：

何鴻燊博士為新濠國際發展有限公司、信德中心公司及澳門娛樂董事，並直接及／或間接擁有該數家公司的實益權益。此數家公司參與地產投資及／或酒店消閒業。

鄭裕彤博士為新世界發展、周大福企業有限公司、香港仔飲食企業有限公司、信德中心公司及澳門娛樂董事，並／或直接及／或間接擁有該數家公司的實益權益。此數公司參與地產投資、發展、船務及／或酒店消閒業。

何超瓊女士、何超鳳女士及謝天賜先生為信德中心公司董事。此家公司參與地產投資。

董事於競爭業務中之權益(續)

本公司董事會乃獨立於該等公司之董事會，故本集團有能力獨立地按公平基準進行其業務。

權益之披露

於二零零一年十二月三十一日，本公司各董事於本公司或其聯繫公司(按公開權益條例所界定者)之股本中所擁有根據公開權益條例第二十八條之規定須知會本公司及香港聯合交易所有限公司(聯交所)之權益(包括根據公開權益條例第三十一條或附表第一部份彼等被視為或被當作擁有之權益)，或根據公開權益條例第二十九條必須登記於該條例所述之登記冊上或根據上市公司董事證券交易標準守則之規定須知會本公司及聯交所之權益請參閱如下：

a) 董事於本公司之權益

	每股面值0.25港元普通股		
董事芳名	個人權益	家族權益	公司權益
何鴻燊(*附註*)	240,517,502	4,915,780	36,285,523
羅保爵士	—	—	—
關超然	—	—	—
鄭裕彤	—	—	—
何婉琪	885,511	—	—
莫何婉穎	266,102	—	—
何超瓊	8,835,045	—	—
何超鳳	9,249,802	—	—
蘇樹輝	8,325,000	—	—
禤永明	48,000	—	—
謝天賜	2,325,000	—	—
陳偉能	8,025,000	—	—
何超蕸	—	—	—

附註：何鴻燊博士實益擁有Sharikat Investments Ltd.及Dareset Ltd.之權益，而該兩家公司分別實益擁有股份11,446,536股及24,838,987股。

權益之披露(續)

b) 董事於附屬公司之權益

董事芳名	附屬公司名稱	個人權益	公司權益
何鴻燊	信德文化廣場有限公司	—	普通股4股(即40%)
	Stabilo Limited	普通股560股(即11.2%)	—
蘇樹輝	Stabilo Limited	普通股72股(即1.44%)	—
禤永明	Stabilo Limited	普通股68股(即1.36%)	—
謝天賜	Stabilo Limited	普通股68股(即1.36%)	—
陳偉能	Stabilo Limited	普通股32股(即0.64%)	—

蘇樹輝博士、謝天賜先生、禤永明先生、何超瓊女士及何超鳳女士受本公司或其附屬公司委託持有若干附屬公司之非實益權益。

c) 董事於聯營公司之權益

何鴻燊博士擁有南耀有限公司普通股1股(即百分之十權益)作為其個人權益。

d) 購股權

於二零零一年十二月三十一日,根據本公司購股權計劃(計劃),授予董事及僱員之購股權詳情如下:

承授人	授出日期	行使期間	每股股份之行使價	購股權數目 於二零零一年一月一日	購股權數目 於二零零一年十二月三十一日
何鴻燊	一九九三年六月十日	一九九三年六月十日至二零零三年六月九日	5.18港元	30,000,000	30,000,000
羅保爵士	一九九四年九月八日	一九九四年九月八日至二零零四年九月七日	5.36港元	1,000,000 (ii)	—
何超瓊	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.48港元	2,500,000	2,500,000
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20港元	10,000,000	10,000,000
何超鳳	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.48港元	2,700,000	2,700,000
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20港元	10,000,000	10,000,000
何超蕸	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20港元	3,000,000	3,000,000
曉大衛	一九九三年六月十日	一九九三年六月十日至二零零三年六月九日	5.18港元	800,000 (ii)	—
僱員的總數	二零零零年一月三日	二零零零年一月三日至二零零五年一月二日	1.20港元	1,600,000	1,600,000

權益之披露(續)

附註

i) 截至二零零一年十二月三十一日止年度內，並無授予及行使購股權。

ii) 截至二零零一年十二月三十一日止年度內，授予羅保爵士之1,000,000股購股權已被註銷及因曉大衛先生退任，其800,000股購股權亦告失效。

iii) 有關購股權之會計政策載於財務報表附註第一(u)項。

iv) 除上述所披露外，於二零零一年十二月三十一日董事或其配偶或其十八歲以下子女概無獲授或行使任何權利以認購本公司或其任何聯繫公司的股本或債務證券。

v) 計劃資料

根據上市規則披露有關於一九九三年五月十八日採納的計劃摘要如下：

1)	計劃的目的	作為對僱員的獎勵
2)	計劃的參與人	合資格的僱員包括執行董事
3)	計劃中可予發行的股份數目及其於二零零一年十二月三十一日佔已發行的股本的百分率	34,085,962 股(2.2%)
4)	計劃中每名參與人可獲授權益上限	計劃中所涉及的股份總數的25%
5)	可根據購股權認購股份的期限	此期間乃本公司按其酌情權釐定。惟此期間將於購股權授出日起計十年後失效
6)	購股權行使之前必須持有的最短期限	不適用
7)	申請或接受購股權時須付金額及付款或通知付款的期限或償還申請期權貸款的期限	接納購股權時承授人在購股權授出日至二十一天內應通知本公司並付1港元為代價
8)	行使價的釐定基準	行使價由董事釐定，但不少於下列的較高價： (a) 給予購股權日前五個交易日之本公司現有股份在香港聯合交易所的平均收市價的百分之八十；及 (b) 股份面值
9)	計劃尚餘的有效期	計劃期間將於二零零三年五月十七日止

權益之披露(續)

e) 主要股東

根據公開權益條例第十六(一)條規定之登記冊所載，除何鴻燊博士持有上述權益外，下列股東於二零零一年十二月三十一日擁有本公司已發行股本百分之十或以上權益。

股東芳名	持有之普通股股數
信德船務有限公司及其附屬公司(*附註*)	598,030,322

附註： 何鴻燊博士、鄭裕彤博士、何婉琪女士及莫何婉穎女士實益擁有信德船務有限公司之權益。

除以上所披露者外，並無其他人士知會本公司其擁有本公司已發行股本百分之十或以上權益。

購買、出售或贖回本公司之上市證券

年內本公司及其附屬公司並無購買、出售或贖回本公司的上市證券。

董事認購股份或債券之權利

除上述所載之購股權計劃外，本公司或其附屬公司於年內並無參與任何安排，以使本公司董事因收購本公司之股份或債券而獲益。

董事之服務合約

於即將舉行之股東週年常會上候選之董事，概無與本集團訂立本集團不能在一年內不予賠償(法定賠償除外)的情況下終止之服務合約。

管理合約

本公司在年內並無訂立或保留任何與本公司整體或其主要業務有關之管理及行政合約。

最佳應用守則

根據董事會的意見，除了本公司獨立非執行董事並非按指定任期委任外，本公司於年報所載的整個會計年度內已經遵守香港聯合交易所有限公司上市規則附錄十四之最佳應用守則。於一九九九年三月成立審核委員會，成員包括關超然先生(主席)、羅保爵士及莫何婉穎女士。審核委員會於本財政年度舉行兩次會議，考慮內部控制及監察系統的效用，審核工作之性質及範圍，以及中期及全年業績報告。

業績、資產及負債之概要

本集團於過去五個財政年度之業績、資產及負債概要列於第八十一頁。

結算日後的重要事項

(1) 本集團以194,000,000港元出售於香港華民航空有限公司之權益，可帶來約177,800,000港元之盈利。

(2) 本集團以500,000,000港元收購位於澳門氹仔佔地九萬九千平方米之酒店及商業用地開發權。

(3) 於二零零二年三月二十一日，本公司建議以供股方式集資約388,500,000港元，按每股供股股份1港元之價格，進行涉及不少於388,486,782股供股股份之供股。

核數師

本年度之財務報表經屈洪疇會計師事務所有限公司審核。該公司將於本屆股東週年常會結束時退任，但願意受聘連任。

何鴻燊
集團行政主席
二零零二年四月二十三日

致信德集團有限公司列位股東

（於香港註冊成立之有限公司）

本核數師（以下簡稱「我們」）已完成審核刊於第四十一頁至第八十頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

公司條例規定董事須編製真實與公平的財務報表，在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果，對該等財務報表作出獨立意見，並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核對財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合貴公司及集團的具體情況，及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充份的憑證，就該等財務報表是否存在重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均足以真實與公平地反映貴公司及集團於二零零一年十二月三十一日的財政狀況及貴集團截至該日止年度的溢利和現金流量，並已按照公司條例適當編製。

H. Watt Co. Ltd.

屈洪疇會計師事務所有限公司
香港執業會計師
香港中環皇后大道中十八號
新世界大廈一九零三室

崔志雄會計師
執業證書號碼P599

二零零二年四月二十三日

綜合損益表

截至十二月三十一日	附註	2001 (港幣千元)	(重新列賬) 2000 (港幣千元)
營業額	二	**5,338,650**	3,238,234
其他收益	二	**124,969**	89,789
其他收入		**21,652**	23,500
		5,485,271	3,351,523
出售物業之成本		**(3,350,722)**	(1,379,778)
其他經營成本		**(1,480,517)**	(1,517,660)
經營溢利	三	**654,032**	454,085
融資成本	五	**(122,740)**	(41,702)
所佔聯營公司業績		**12,920**	69,791
所佔共同控制企業業績		**(17,916)**	(3,755)
除税前溢利		**526,296**	478,419
税項	六	**(75,056)**	(65,031)
除税後溢利		**451,240**	413,388
少數股東權益		**(174,936)**	(166,281)
股東應佔溢利		**276,304**	247,107
股息	七	**77,697**	77,697
每股盈利(仙)— 基本	八	**17.8**	16.0

第四十六頁至第八十頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十頁。

綜合資產負債表

於十二月三十一日

	附註	2001 (港幣千元)	(重新列賬) 2000 (港幣千元)
非流動資產			
固定資產	九	**3,450,594**	3,279,634
聯營公司	十一	**1,024,143**	1,105,011
合營投資	十二	**422,544**	369,179
投資	十三	**482,836**	437,325
應收按揭貸款		**651,903**	30,113
		6,032,020	5,221,262
流動資產			
持作發展/發展中物業		**6,621,296**	9,760,913
存貨	十四	**1,239,122**	176,999
代管人持有出售物業之款項		**311,480**	524,217
貿易及其他應收賬款、按金及預付款	十五	**1,125,971**	810,112
定期存款		**523,204**	758,626
現金及銀行結餘		**64,150**	113,967
		9,885,223	12,144,834
流動負債			
長期借貸之流動部份	十八	**506,417**	259,792
貿易及其他應付賬款、按金及應計費用	十五	**686,410**	618,532
税項		**93,373**	19,916
		1,286,200	898,240
流動資產淨值		**8,599,023**	11,246,594
資產總值減流動負債		**14,631,043**	16,467,856
非流動負債			
長期借貸	十八	**3,560,195**	6,277,264
贖回有擔保可換股債券之溢價準備		**86,440**	50,689
遞延税項	六	**58,707**	65,152
		3,705,342	6,393,105
少數股東權益及貸款	十九	**5,240,584**	4,597,094
資產總值		**5,685,117**	5,477,657
股東權益			
股本	十六	**388,486**	388,486
儲備	十七	**5,250,013**	5,042,553
擬派股息		**46,618**	46,618
		5,685,117	5,477,657

何鴻燊
董事

鄭裕彤
董事

第四十六頁至第八十頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十頁。

資產負債表

於十二月三十一日

	附註	**2001** **(港幣千元)**	(重新列賬) 2000 (港幣千元)
非流動資產			
固定資產	九	**1,373**	1,362
附屬公司	十	**4,105,715**	3,734,201
聯營公司	十一	**10,382**	10,382
投資	十三	**255,477**	255,477
		4,372,947	4,001,422
流動資產			
貿易及其他應收賬款、按金及預付款	十五	**7,183**	7,409
定期存款		**154,390**	534,128
現金及銀行結餘		**11,728**	29,825
		173,301	571,362
流動負債			
貿易及其他應付賬款、按金及應計費用	十五	**26,083**	24,968
流動資產淨值		**147,218**	546,394
資產總值		**4,520,165**	4,547,816
股東權益			
股本	十六	**388,486**	388,486
儲備	十七	**4,085,061**	4,112,712
擬派股息		**46,618**	46,618
		4,520,165	4,547,816

何鴻燊
董事

鄭裕彤
董事

第四十六頁至第八十頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十頁。

綜合已確認損益表

截至十二月三十一日止年度	附註	**2001** **(港幣千元)**	(重新列賬) 2000 (港幣千元)
購入附屬公司所產生之資本儲備	十七	**–**	247
重估投資物業盈餘	十七	**11,125**	–
撥回以往從損益賬扣除的重估投資物業虧損	十七	**(2,367)**	–
折算財務報表所產生之匯兑差額	十七	**95**	423
未確認於損益賬內之盈利淨額		**8,853**	670
本年度之溢利		**276,304**	247,107
已確認總盈利		**285,157**	247,777
會計政策改變之調整	一(a)	**–**	206,736

第四十六頁至第八十頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十頁。

綜合現金流量表

截至十二月三十一日止年度	附註	2001 (港幣千元)	(重新列賬) 2000 (港幣千元)
經營業務之現金流入淨額	二十(a)	**3,092,955**	506,324
投資回報及融資費用			
已收利息		**35,667**	39,051
已付利息		**(269,033)**	(374,869)
投資之已收股息		**14,693**	7,967
聯營公司之已收股息		**24,290**	72,747
已派股東股息		**(77,750)**	(90,311)
已派少數股東股息	二十(c)	**(2,501)**	(12,470)
投資回報及融資費用之流出淨額		**(274,634)**	(357,885)
稅項			
已付香港利得稅		**(6,312)**	(65,153)
已付海外稅項		**(504)**	(401)
已付稅項總額		**(6,816)**	(65,554)
投資活動			
購買固定資產(撥作資產成本之融資成本除外)		**(374,806)**	(358,349)
聯營公司之現金流入/(出)		**31,724**	(26,643)
合營投資之現金流(出)/入		**(34,578)**	113,995
投資之現金流出		**(19,817)**	(52,902)
應收按揭貸款之現金流出		**(621,789)**	(96)
出售固定資產所得款項		**74,213**	161
收購附屬公司權益(扣除收購之現金及等同現金淨額)	二十(b)	**–**	(2,181)
投資活動之現金流出淨額		**(945,053)**	(326,015)
融資前之現金流入/(出)淨額		**1,866,452**	(243,130)
融資			
新借入款項	二十(c)	**1,441,876**	2,389,616
償還貸款	二十(c)	**(3,593,567)**	(1,885,350)
購回股份	二十(c)	**–**	(244)
購回股份之溢價及經紀費		**–**	(649)
發行代息股份之費用	二十(c)	**–**	(14)
融資之現金流(出)/入淨額		**(2,151,691)**	503,359
現金及等同現金之(減少)/增加		**(285,239)**	260,229
一月一日之現金及等同現金		**872,593**	612,364
十二月三十一日之現金及等同現金	二十(d)	**587,354**	872,593

第四十六頁至第八十頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十頁。

附註一　主要會計政策

a)　編製基準

財務報表是按照香港公認之會計原則及由香港會計師公會頒佈之所有適用之會計準則而編製。財務報表乃根據歷史成本會計法編製，並按投資物業及若干固定資產之重估作出修訂。

以下由香港會計師公會頒佈之會計實務準則已被採納並首次使用於本年度之綜合財務報表，其主要影響摘要如下：

會計實務準則第九條（經修訂）	：	結算日後的事項
會計實務準則第十條（經修訂）	：	於聯營公司投資之會計處理
會計實務準則第十四條（經修訂）	：	租賃
會計實務準則第十八條（經修訂）	：	收益
會計實務準則第二十一條（經修訂）	：	於合營公司投資之會計處理
會計實務準則第二十六條	：	分類報告
會計實務準則第二十八條	：	撥備、或然負債及或然資產
會計實務準則第二十九條	：	無形資產
會計實務準則第三十條	：	業務合併
會計實務準則第三十一條	：	資產減值
會計實務準則第三十二條	：	綜合財務報表及於附屬公司投資之會計處理

(i)　會計實務準則第九條（經修訂）：結算日後的事項

根據會計實務準則第九條（經修訂），本集團不再將在結算日後才建議派發之股息確認為結算日之負債。此項會計政策變動已予追溯處理，因此所列之比較數據已予重列以符合改變後之政策。資產負債表已加入一項獨立的股東權益組成部分「擬派股息」，以明確列出就二零零零年年度建議派發末期股息46,618,000港元所作之撥備，此項撥備之前記錄為截至二零零零年十二月三十一日之負債。資產負債表內二零零零年十二月三十一日之比較數據已在流動負債項目下相應扣減46,618,000港元。

(ii)　會計實務準則第十四條（經修訂）：租賃

因採納會計實務準則第十四條（經修訂），營運租約需披露的資料已因應新的披露要求呈報在財務報表附註第二十二(b)項和附註第二十二(c)項內，為此，若干比較數據已重列以符合本年度的呈報形式。

a) 編製基準（續）

(iii) 會計實務準則第十八條（經修訂）：收益

會計實務準則第十八條（經修訂）規定了收益之確認及因採納上文所述之經修訂會計實務準則第九條而作出之相應修訂。結算日後本集團所投資之公司所宣派及批准之擬派末期股息不再於本年度之財務報表內確認。

因遵照此經修訂後的會計實務準則而對二零零零年年度之財務報表所列的比較數據作出前期調整，引致該年度本集團之股東應佔溢利減少6,726,000港元及資產總值減少相同數額。此前期調整撥回一家本集團所投資之公司在往年結算日後宣派及批准之股息，而此等股息曾被本集團在該年度之財務報表內確認。

為遵照此會計政策上之變動，本年度之財務報表內已確認上述本集團所投資之公司股息14,322,000港元，並引致本集團本年度之股東應佔溢利減少4,009,000港元。

(iv) 會計實務準則第二十六條：分類報告

本集團已於財務報表附註第二十五項內披露按照會計實務準則第二十六條所要求之分類資料。根據本集團之內部財務報告，本集團決定以業務分類作為首要之報告格式，而地域分類作為次要之報告格式。比較資料亦有列出。

(v) 會計實務準則第二十八條：撥備、或然負債及或然資產

在往年，遞延項目是來自香港特別行政區政府重建及賠償費用之款項，並按有關資產的相同基準於損益表內攤銷及折舊。因採用由二零零一年一月一日起會計年度生效之會計實務準則第二十八條及註釋第五條，本集團就對遞延項目之會計政策作出更改，將尚未攤銷之遞延項目轉至保留溢利。

因此項新會計政策，本集團之股東應佔溢利減少24,495,000港元（二零零零年：24,495,000港元），而截至結算日本集團之資產總值增加165,342,000港元（二零零零年：189,837,000港元）。鑑於此新會計政策已予追溯處理，儲備之年初結餘及比較數據亦已作相應之調整。

a) 編製基準（續）

(vi) 會計實務準則第三十條：業務合併

收購附屬公司、聯營公司及共同控制企業所產生之商譽是指該等投資成本超過本集團佔所收購可分辨資產及負債之公平價值之數額。往年，商譽會在收購之年在儲備內抵銷。由於會計實務準則第三十條之推出，本集團採納其過渡性規定。所有在二零零一年一月一日之前所產生之商譽均繼續記於儲備內而不予重列。惟該等商譽之任何減值則根據會計實務準則第三十一條「資產減值」進行會計處理。

在二零零一年一月一日後產生之新商譽將會資本化為資產，然後以直線法按其經濟效益期在損益表內攤銷。今後之商譽減值虧損將會在損益表內確認。

(vii) 會計實務準則第三十一條：資產減值

根據會計實務準則第三十一條，本集團之資產賬面值乃於各結算日進行檢討，以評估是否有跡象顯示該等資產已發生減值。

根據此項新會計準則，本集團亦須評估先前已於儲備中撇銷之商譽發生之任何減值。為遵照此會計政策之變動。於二零零零年一月一日之前產生之資產減值虧損為4,733,000港元已作追溯處理。因此本集團於二零零一年十二月三十一日之資產淨值及兩年度之股東應佔溢利均無影響。

b) 編訂綜合賬表之準則

(i) 綜合賬表包括本公司及其所有受控附屬公司截至每年十二月三十一日止經審核之財務報表。

(ii) 本年度內收購或出售之附屬公司，其業績由其收購日起計算或計至出售日止。集團間之結餘及交易，及任何集團間之交易而產生之未變現溢利均於編製綜合帳表時悉數對銷，而集團間交易產生之未變現虧損亦與未變現溢利作一致之方法處理及對銷，惟數額僅以無減值之情況出現下才對銷。

c) 商譽或負商譽

合併時之商譽或負商譽代表投資在附屬公司、聯營公司及共同控制企業之成本超過或少於在收購日之本集團應佔所收購可分辨資產及負債之公平價值之數額。

在二零零一年一月一日後產生之新商譽將會資本化為資產，然後以直線法按其不超過二十年之經濟效益期在損益表內攤銷。在綜合財務報表內受控附屬公司之商譽按成本值減任何累積攤銷和任何資產減值虧損列賬。而聯營公司和共同控制企業之商譽成本減任何累積攤銷和任何資產減值虧損則包括在其權益賬面值內。

c) 商譽或負商譽(續)

在二零零一年一月一日以後,在收購計劃內所涉及未曾確認的可預期的未來虧損及支出,而已能可靠地計算的負商譽者,將於此等未來虧損及支出確認時,於損益賬內確認。餘下的任何負商譽,如不超逾收購時非貨幣資產的公平價值,則按照該等非貨幣資產的可用期以加權平均數於損益賬內折舊或攤銷。惟負商譽超逾收購的非貨幣資產的公平價值之部分須立即確認於損益賬內。任何在綜合損益表內未確認的有關受控附屬公司之負商譽乃呈列為商譽,並從資產中扣除。至於聯營公司和共同控制企業,此等負商譽則包括在其權益之賬面值內。

出售附屬公司、聯營公司及共同控制企業時,以往未在損益賬內攤銷的已購入商譽部分將包括於出售該等權益之損益內計算。

d) 附屬公司

按照香港公司條例,附屬公司為本集團直接或間接持有其逾半數已發行股本或控制其逾半數投票權或控制其董事會成員組成之公司,倘本集團有權直接或間接管治其財政及營運政策而從其業務中獲取利益,則被列為受控附屬公司。

本公司之損益賬內只計算於年內來自附屬公司已收及應收之股息作為附屬公司之業績。在本公司之資產負債表內,附屬公司之權益是以成本值減任何資產減值虧損列賬。

e) 聯營公司

聯營公司為附屬公司或合營投資外,由本集團持股權作長期性投資並在財務及營運決策上具有重大影響力之企業。

綜合損益賬包括本集團於本年度佔其聯營公司之收購後業績,當中已包括在年內任何商譽或負商譽之攤銷。在綜合資產負債表內,於聯營公司之權益初時按成本列賬,其後按收購後本集團應佔該聯營公司資產淨值之變動作出調整。本公司只計算於年內來自聯營公司已收及應收之股息作為聯營公司之業績。在本公司之資產負債表內,於聯營公司之權益是以成本值減任何資產減值虧損列賬。

本集團與其聯營公司進行交易時,除有顯示未變現虧損導致所轉讓資產遭受減損外,未變現盈虧均予以撇銷,惟數額以本集團於有關聯營公司之權益為限。

f) 合營投資

合營投資為一合約安排,據此本集團與至少另一合營者從事並共同控制某一經濟活動,而任何一方並無單方面對該經濟活動擁有控制權。

f) 合營投資（續）

(i) 共同控制企業

共同控制企業乃指獨立的企業而本集團對該企業的權益作長期持有，並可與其他合營者根據合營合約上的安排，對其作出共同控制。

綜合損益賬包括本集團於本年度佔其共同控制企業之收購後業績，當中已包括年內任何商譽或負商譽之攤銷。在綜合資產負債表內，於共同控制企業之權益初時按成本列賬，其後按收購後本集團應佔該共同控制企業資產淨值之變動作出調整。本公司只計算於年內來自共同控制企業已收及應收之股息作為共同控制企業之業績。在本公司之資產負債表內，於共同控制企業之權益是以成本值減任何資產減值虧損列賬。

本集團與其共同控制企業進行交易時，除有顯示未變現虧損導致所轉讓資產遭受減損外，未變現盈虧均予以撇銷，惟數額以本集團於有關共同控制企業之權益為限。

(ii) 共同控制資產

共同控制資產為本集團與其他合營者按合約安排共同控制的資產，而本集團可藉共同控制而持控其應佔此等資產之未來經濟利益。

本集團應佔共同控制資產及與其他合營者共同承擔之負債按其性質分類並在資產負債表內確認。本集團在共同控制資產之權益所直接產生之負債及開支按應計項目基礎入賬。來自售賣或運用由集團應佔共同控制的資產產品的收入，及應佔由合營項目所產生的所有費用，而當該些交易附有的經濟利益可能流入或流出集團時，均已在損益賬內確認。

g) 收益確認

主要類別的收益按下列準則在賬表內確認：

客輪運作收益於每次客輪啟航時確認。燃料銷售收入於交付顧客時確認。會所業務及維修服務收入於提供服務時確認。管理費、租金收入、旅遊服務資助和利息收入按應計項目基礎確認。股息收入於收息權確立時確認。出售已落成物業所得收入及盈利於簽訂售樓合約時確認。當發展物業經過初步建造工程後，其收益及溢利按工程進度完成的比例確認。用作計算之百分比為結算日的建造成本佔估計建造總成本之比例，按此基礎確認之溢利不能超過已收取的售樓所得金額。

h) 固定資產

(i) 投資物業

投資物業乃發展完成之房地產物業，擬作長期出租用途。投資物業以結算日根據每年專業估值釐定之公開市場價值列賬。重估價值產生之盈餘計入投資物業重估價值儲備賬；而重估價值產生之虧損首先撇銷過往之整體重估價值盈餘，餘額按組合基準計入損益賬內。若過往曾將虧損撥入損益賬而其後出現重估盈餘，則應將此等盈餘其中相等於該項曾從損益賬扣除的虧損之數額撥回損益賬。於出售投資物業時，以前計入重估價值儲備賬之有關重估價值盈餘則撥回並列報於損益賬內。

(ii) 其他資產

房地產物業按成本值或董事估值減累積折舊及任何累積資產減值虧損列賬，重估之盈餘則撥入資本儲備賬內。本集團採用會計實務準則第十七條第七十二段所載之條款，故房地產物業並未有作經常性價值重估。船隻及其他固定資產按成本值減累積折舊及任何累積資產減值虧損列賬。

資產之成本值包括其買價以及使資產達至運作現狀及地點以作原定用途之任何直接費用。資產運作後產生之開支，如維修保養及大修等費用，通常於產生時計入期內的損益賬內。若有情況能清楚顯示有關開支可增加資產的預期未來經濟利益，則該等開支撥作資產的額外成本。

出售資產所產生之盈虧按出售所得收入與有關資產之賬面值的差額釐定，並列於損益賬內。有關資產應佔之重估儲備結餘將撥入保留溢利並作儲備變動顯示。

(iii) 折舊

由於估值時已顧及每座樓宇於估值日之狀況，故尚餘年期超過二十年或永久業權之投資物業並無作出攤銷及折舊準備。

長期或中期租約土地乃按其租約剩餘年期作攤銷。樓宇乃按五十年或租約剩餘年期兩者之較短期間以直線攤銷法計算折舊。

船隻及其他固定資產乃按預計可使用年期，以直線攤銷法計算折舊：

	年率
船隻及躉船	5%-16.7%
其他資產	6.7%-33.3%

附註一 主要會計政策（續）

i) 投資證券

投資證券為預算持續持有之證券，並於購入或更改用途時列明作長期持有，而此用途可清楚確定。

投資證券由其產生之合約日起確認為資產，並按成本值減非短暫性減值準備列入資產負債表內。此等準備按每項投資個別釐定，並即時確認為開支，但當引致撇減或撇銷的情況及事件不再存在，並有有力證據顯示新的情況及事件將會在可預見將來持續，則會將準備撥回損益賬內。撥回的金額不得高於撇減額或撇銷額。

出售投資證券之盈虧乃出售所得收入與其賬面值的差額，並於其產生之期內入賬。

j) 持作發展／發展中物業

持作發展／發展中物業擬作長期用途列為固定資產，並按成本減任何累積資產減值虧損列賬。此等發展／發展中物業並無折舊準備。持作發展／發展中物業如作銷售用途則列為流動資產，並按成本減除任何預期虧損準備列賬。成本包括土地成本以及發展期間之發展及建築費用及撥作資產成本之融資成本。

k) 有擔保可換股債券

有擔保可換股債券分別列賬披露，除非轉為股份，否則被視為負債。融資成本包括最後贖回時須支付之溢價乃按該等債券之尚餘年期以固定比率攤銷於損益賬內。

l) 存貨

存貨乃按其成本及可變現淨值之較低者入賬。未售出物業之成本值計算乃按此等未售出物業佔總建築成本比例分攤，其中包括土地及發展成本、建築費用及撥作資產成本之融資成本。可變現淨值乃根據此等物業於結算日後循正常營業程序出售所得之樓款減除估計銷售費用而釐定，或由管理層按市場情況而估計。至於其他存貨，成本包括供應商之購貨成本，以先入先出及加權平均法釐定。進行中工程之成本包括直接原料、人工及在進行中工程達至現時狀況之有關費用。可變現淨值相當於正常業務過程中的估計售價減去估計完成費用及完成而達至出售所需之估計費用。

m) 貿易應收賬項

貿易應收賬項中被認為呆賬部分會撥出準備，而資產負債表內之貿易應收賬項已扣除有關準備列賬。

n) 等同現金

等同現金之定義為短期及高流動性之投資，可隨時轉換為已知數額之現金，並在購入時於三個月內到期，減去自借入日起三個月內須予償還之銀行貸款。

o) 遞延稅項

遞延稅項乃以負債方式計算可見將來因繳稅時差而產生之稅務負擔。

p) 營運租約

營運租約之租金收入及支出按租賃年期以直線法列入損益賬內。或然租金收入和支出乃於所賺取或產生之會計年度的損益賬內入賬。

q) 撥作資本的借貸成本

借貸成本於產生時支銷，但如直接建造或生產需要相當長時間才可作原定用途或出售之資產，則其借貸成本撥作資本。此等借貸成本在建造或生產活動展開時開始撥作資產成本，並在有關資產大致上可供原定用途或出售時停止。年內撥作資本之數額按有關借貸之成本減有關利息收入計算。

r) 外幣

以港幣以外之貨幣為單位之貨幣資產及負債和於香港以外成立的附屬公司、聯營公司和合營投資之以港幣以外之貨幣列報的財務報表，乃按結算日之兌換率伸算為港幣。以港幣以外之貨幣交易則按交易日之兌換率折算為港幣。因折算在香港以外成立的附屬公司、聯營公司及合營投資之以港幣以外之貨幣列報的財務報表而產生之兌換差額則列為儲備變動處理，而其他兌換差額則計入經營溢利中。

s) 關連人士

倘一方能直接或間接控制另一方或對另一方的財務及營運決策發揮重大影響力，則雙方被視為關連人士。受共同控制或共同受重大影響之人士亦被視為關連人士。

t) 資產減值

當有跡象顯示資產，包括固定資產但投資物業除外、附屬公司、聯營公司及合營投資的賬面值可能因某些事件或情況轉變而可能未能收回時，將就該資產進行減值檢討。倘一項資產之賬面值超逾其可收回金額，相等於賬面值與可收回價值間之差額之減值將於損益賬內確認。可收回金額乃資產之淨售價與使用值兩者之較高者。淨售價乃按公平交易原則出售資產而獲得之金額減出售開支，而使用值乃預期持續使用資產及使用期屆滿出售資產時所產生之估計未來現金流量之現值。

當有跡象顯示資產之已確認減值不再存在或減少時，將撥回過往年度已確認之資產減值虧損。撥回金額列入損益賬內。

u) 購股權

授予董事及員工認購本公司之股票的購股權，只於行使時才確認於資產負債表內。就每一股行使購股權而發行的股票，股本以面值貸入；所得淨款項高於貸入股本的餘額則貸入股份溢價賬。

v) 分類報告

分類項目是將集團內從事於提供產品或服務（業務分類），或在既定的經濟環境內提供產品或服務（地域分類）作分類，其所承受的風險及回報因而與其它分類項目皆有所不同。

分類資料乃按本集團之業務及地域分類呈報。首要報告形式乃業務分類，是按本集團之主要業務、管理架構及內部財務報告系統分類。

分類收入、開支、業績、資產及負債包括直接撥歸該分類項目以及可按合理比例分配之分類項目。分類收入、開支、業績、資產及負債於編制綜合賬表過程中，是以撇除集團間之結餘及交易前釐訂，惟於單一分類項目內之集團間之結餘及交易除外。不同分類項目之間之價格，乃按公平交易原則釐定。

分類資本開支為於期內購買預期可使用超過一個期間之分類資產而產生之總成本。

未分配項目主要包括財務及總公司之收入、支出及資產、計息貸款、借貸及遞延稅項。

附註二　營業額及收益

集團之主要業務包括物業發展，投資及管理，船務及有關服務，酒店及消閒與及投資控股。

	集團	
		(重新列賬)
	2001	2000
	(港幣千元)	(港幣千元)
營業額		
出售物業所得收益	**3,822,202**	1,712,498
客輪運作收益	**1,322,961**	1,373,469
出售燃料收益	**8,100**	7,704
會所業務收益	**35,520**	44,695
租金收入	**36,163**	22,502
來自非上市投資股息	**14,693**	7,967
來自應收按揭貸款利息	**1,252**	1,367
管理費及其他	**97,759**	68,032
	5,338,650	3,238,234
其他收益		
利息收入	**48,870**	51,018
已收賠償金	**18,065**	1,009
其他	**58,034**	37,762
	124,969	89,789
總計	**5,463,619**	3,328,023

附註三 經營溢利

	集團	
		(重新列賬)
	2001	2000
	(港幣千元)	(港幣千元)
已計入:		
利息收入	**59,954**	108,650
減:於持作發展/發展中物業資產成本化之數額	**(9,832)**	(56,265)
	50,122	52,385
投資物業之租金收入	**31,215**	17,403
減:支出	**(546)**	(174)
	30,669	17,229
重估投資物業價值盈餘	**2,367**	6,500
來自非上市投資股息		
一 澳門娛樂	**14,322**	7,596
一 其他	**371**	371
出售固定資產之盈利	**848**	–
已扣除:		
存貨成本	**3,637,002**	1,701,525
員工開支	**501,794**	497,722
攤銷及折舊	**157,709**	180,274
核數師酬金	**2,777**	2,990
出售固定資產之虧損	**–**	3,314
營運租約項目下之物業最低應付租金	**15,992**	17,301
公積金供款	**21,202**	17,872
投資減值準備	**–**	1,500

附註四 董事及高級管理人員之酬金

根據公司條例第一六一條所披露之董事酬金如下:

	集團	
	2001	2000
	(港幣千元)	(港幣千元)
董事酬金		
袍金		
執行董事	**280**	275
獨立非執行董事	**400**	400
非執行董事	**15**	20
其他酬金		
薪金及津貼	**13,014**	11,555
公積金公司供款	**566**	487
	14,275	12,737

附註四　董事及高級管理人員之酬金（續）

其他酬金包括獨立非執行董事之酬金共200,000港元（二零零零年：200,000港元）。

按下列酬金級別劃分之董事人數：

董事酬金級別	董事人數 2001	2000
0港元至1,000,000港元	**7**	7
1,000,001港元至1,500,000港元	**1**	1
1,500,001港元至2,000,000港元	**3**	4
2,000,001港元至2,500,000港元	**1**	—
3,500,001港元至4,000,000港元	**—**	1
4,000,001港元至4,500,000港元	**1**	—

截至二零零一年十二月三十一日止年度，並無董事放棄支取酬金。

本集團五位薪酬最高之人士，全部為本公司之董事。其酬金之詳情已披露如上。

附註五　融資成本

	集團 2001 (港幣千元)	2000 (港幣千元)
銀行貸款及透支之利息		
— 須於五年內全數償還	**233,767**	371,516
— 毋須於五年內全數償還	**—**	23,388
其他貸款之利息		
— 須於五年內全數償還	**15,093**	17,433
有擔保可換股債券之利息	**23,376**	23,149
贖回有擔保可換股債券之溢價準備	**35,751**	35,405
少數股東貸款之利息	**137,146**	207,732
減：於持作發展／發展中物業撥作資產成本之數額	**(322,393)**	(636,921)
	122,740	41,702

附註六　稅項

a) 綜合損益表中之稅項：

	集團 2001 (港幣千元)	集團 2000 (港幣千元)
公司及附屬公司		
香港利得稅	**26,796**	4,816
海外稅項	**466**	268
遞延稅項	**46,566**	50,642
聯營公司		
香港利得稅	**974**	5,191
海外稅項	**254**	4,114
	75,056	65,031

香港利得稅準備乃按是年估計應課稅溢利以稅率16% (二零零零年：16%)計算。

海外稅項則根據有關司法權區適用之稅率計算。

本集團若干溢利乃於香港以外地區收益，故毋須繳稅。

b) 綜合資產負債表中遞延稅項之變動：

	集團 2001 (港幣千元)	集團 2000 (港幣千元)
一月一日	**65,152**	74,494
年內減少淨值	**(6,445)**	(9,342)
十二月三十一日	**58,707**	65,152

於結算日，本集團就遞延稅項負債而提撥之準備如下：

	2001 (港幣千元)	2000 (港幣千元)
加快折舊免稅額	**19,802**	14,510
已確認出售發展中物業之溢利	**38,905**	50,642
	58,707	65,152

由於部分資產在可見將來之時間差異不會出現，因此並無在賬項內作出遞延稅項撥備。鑑於重估盈餘之變現毋須課稅，故物業之重估盈餘並不構成稅務上之時間差異。因此，與重估盈餘有關之遞延稅項並不視作潛在負債。

附註七　股息

	集團及公司	
	2001	2000
	(港幣千元)	(港幣千元)
中期股息：1,553,947,128股，每股派2仙 （二零零零年：1,553,947,128股，每股派2仙）	**31,079**	31,079
擬派末期股息：1,553,947,128 股，每股派3仙 （二零零零年: 1,553,947,128股，每股派3仙）	**46,618**	46,618
	77,697	77,697

附註八　每股盈利

每股基本盈利乃根據年度內股東應佔溢利並按已發行股份1,553,947,128股(二零零零年：加權平均數1,546,750,696股)計算。

由於可能發行之普通股不具攤薄作用，故無列出攤薄後每股盈利。

附註九　固定資產

集團	**投資物業** （港幣千元）	**房地產** （港幣千元）	**發展中物業** （港幣千元）	**船隻及躉船** （港幣千元）	**其他資產** （港幣千元）	**總值** （港幣千元）
成本及估值						
二零零一年一月一日	269,000	534,269	1,318,538	1,991,857	770,573	4,884,237
添置／轉入	–	32,569	330,616	12,102	19,124	394,411
出售／轉出	–	–	–	(98,156)	(38,809)	(136,965)
重新分類	1,649,154	–	(1,649,154)	–	–	–
重估盈餘	11,125	–	–	–	–	11,125
二零零一年十二月三十一日	1,929,279	566,838	–	1,905,803	750,888	5,152,808
攤銷及折舊						
二零零一年一月一日	–	212,468	–	914,637	477,498	1,604,603
本年度攤銷及折舊	–	6,711	–	91,314	59,684	157,709
出售時撥回	–	–	–	(29,442)	(30,656)	(60,098)
二零零一年十二月三十一日	–	219,179	–	976,509	506,526	1,702,214
賬面淨值						
二零零一年十二月三十一日	**1,929,279**	**347,659**	**–**	**929,294**	**244,362**	**3,450,594**
二零零零年十二月三十一日	269,000	321,801	1,318,538	1,077,220	293,075	3,279,634

附註九　固定資產（續）

公司	其他資產 (港幣千元)
成本	
二零零一年一月一日	2,712
添置	442
出售	(28)
二零零一年十二月三十一日	3,126
折舊	
二零零一年一月一日	1,350
本年度折舊	429
出售時撥回	(26)
二零零一年十二月三十一日	1,753
賬面淨值	
二零零一年十二月三十一日	**1,373**
二零零零年十二月三十一日	1,362

本集團之其他資產主要包括傢具、裝修及維修之船隻零件。

本集團之投資物業及房地產於二零零一年十二月三十一日之成本值及估值分析如下：

	位於香港 (長期租約) (港幣千元)	位於香港 (中期租約) (港幣千元)	位於香港以外 (中期租約) (港幣千元)	位於香港以外 (永久業權) (港幣千元)	總值 (港幣千元)
投資物業					
二零零一年專業估值	200,000	1,685,279	—	44,000	1,929,279
房地產					
一九八九年董事估值	80,080	—	—	—	80,080
成本值	13,369	451,213	22,176	—	486,758
	93,449	451,213	22,176	—	566,838

所有投資物業均以營運租約形式持有作收租用途。

投資物業在二零零一年十二月三十一日依據公開市值由獨立專業估值師第一太平戴維斯（香港）有限公司及卓德測計師行作出估值。

所有其他固定資產按成本價或估值減累積折舊列賬。

附註九 固定資產(續)

發展中物業已重新分類為投資物業，其中包括於年內資本化之融資成本為19,606,000港元(二零零零年：58,425,000港元)。

附註十 附屬公司

	公司	
	2001	2000
	(港幣千元)	(港幣千元)
非上市股份按成本價	**20,100**	20,100
附屬公司欠款減準備	**4,904,062**	4,522,946
尚欠附屬公司款項	**(818,447)**	(808,845)
	4,105,715	3,734,201

關於主要附屬公司之詳細資料概列於第七十九頁至第八十頁。

附註十一 聯營公司

	公司	
	2001	2000
	(港幣千元)	(港幣千元)
非上市股份按成本價	**678**	678
聯營公司欠款減準備	**9,704**	9,704
	10,382	10,382

	集團	
	2001	2000
	(港幣千元)	(港幣千元)
所佔淨資產	**316,299**	365,443
次級貸款	**59,651**	64,499
聯營公司欠款	**661,044**	697,920
尚欠聯營公司款項	**(12,851)**	(22,851)
	707,844	739,568
	1,024,143	1,105,011

所佔聯營公司之業績，其中包括一家聯營公司因採用會計實務準則第十七條(經修訂)及第二十八條而產生的前期調整為18,449,000港元。

關於主要聯營公司之詳細資料概列於第七十九頁至第八十頁。

附註十二 合營投資

a) 共同控制企業

	集團	
	2001	2000
	(港幣千元)	(港幣千元)
所佔淨資產	**244,837**	220,915
未攤銷之商譽	**10,446**	—
共同控制企業欠款	**167,261**	148,264
	422,544	369,179

本集團所佔共同控制企業之業績包括商譽攤銷為550,000港元(二零零零年:無)。

b) 共同控制資產

於結算日,與集團所持有共同控制資產權益有關而在賬表內確認之資產及負債總額如下:

	集團	
	2001	2000
	(港幣千元)	(港幣千元)
資產		
發展中物業	**1,901,106**	1,458,566
應收賬款及按金	**64,126**	3,784
現金及銀行結餘	**23,123**	10,978
	1,988,355	1,473,328
負債		
合營投資夥伴貸款	**266,481**	251,388
應付賬款及應計費用	**180,879**	26,717
銀行貸款	**818,011**	545,505
	1,265,371	823,610

關於主要合營投資項目之詳細資料概列於第七十九頁至第八十頁。

附註十三　投資

	集團		公司	
	2001	2000	**2001**	2000
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
投資證券				
上市股份	**25,694**	—	**—**	—
非上市股份減準備	**426,057**	406,167	**255,352**	255,352
國內合營投資權益減準備	**2,629**	2,629	**—**	—
貸款	**28,316**	28,389	**125**	125
	482,696	437,185	**255,477**	255,477
會所會籍按成本價	**140**	140	**—**	—
總計	**482,836**	437,325	**255,477**	255,477
上市股份之市場價值	**9,112**	—	**—**	—

附註十四　存貨

	集團	
	2001	2000
	(港幣千元)	(港幣千元)
物業	**1,105,256**	51,518
零件	**131,889**	122,606
其他	**1,786**	2,769
	1,238,931	176,893
進行中工程	**191**	106
	1,239,122	176,999

持作營運收租用途之物業總賬面值為25,483,000港元(二零零零年:35,153,000港元)。

附註十五　貿易應收及應付賬款－賬齡分析

本集團及公司維持着一個明確的信貸政策而貿易應收賬款之賬齡分析如下：

	集團		公司	
	2001	2000	**2001**	2000
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
零至三十日	**98,227**	70,850	**3,007**	3,152
三十一日至六十日	**16,589**	15,313	**1,560**	1,785
六十一日至九十日	**3,983**	7,581	**167**	136
超過九十日	**113,691**	46,023	**378**	749
	232,490	139,767	**5,112**	5,822

貿易應付賬款之賬齡分析如下：

	集團		公司	
	2001	2000	**2001**	2000
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
零至三十日	**314,320**	238,549	**–**	–
三十一日至六十日	**3,063**	8,485	**–**	–
六十一日至九十日	**491**	46	**–**	–
超過九十日	**15,997**	1,123	**–**	–
	333,871	248,203	**–**	–

附註十六　股本

	股份數目	**2001** **(港幣千元)**	2000 (港幣千元)
法定股本			
每股面值0.25港元普通股	2,000,000,000	**500,000**	500,000
發行及已繳足股本			
每股面值0.25港元普通股			
一月一日	1,553,947,128	**388,486**	384,576
購回股份	—	**—**	(244)
發行代息股份	—	**—**	4,154
十二月三十一日	1,553,947,128	**388,486**	388,486

根據已批准之購股權計劃(計劃)，合資格的董事及僱員有權認購本公司的普通股股份。認購價為給予購股權日前五個交易日本公司現有股份在香港聯合交易所的平均收市價的百分之八十。根據此計劃，發給僱員的購股權可由授出日起計五年內行使，而發給董事的購股權則可由授出日起計十年內行使。截至二零零一年十二月三十一日尚未行使的購股權如下：

購股權授出日期	**行使價**	**購股權數量**
一九九三年六月十日	5.18港元	30,000,000
一九九五年三月二十四日	3.48港元	5,200,000
二零零零年一月三日	1.20港元	24,600,000

附註十七 儲備

	集團		公司	
	2001 (港幣千元)	2000 (港幣千元)	**2001 (港幣千元)**	2000 (港幣千元)
資本儲備賬				
一月一日				
— 原列賬	**125,569**	125,322	**–**	–
— 採納會計實務準則第三十一條之調整(附註一(a) (vii))	**4,733**	4,733	**–**	–
— 重新列賬	**130,302**	130,055	**–**	–
收購附屬公司所產生之儲備	**–**	247	**–**	–
十二月三十一日	**130,302**	130,302	**–**	–
投資物業重估價值儲備賬				
一月一日	**–**	–	**–**	–
重估盈餘	**11,125**	–	**–**	–
撥回以往從損益賬扣除的重估虧損	**(2,367)**	–	**–**	–
十二月三十一日	**8,758**	–	**–**	–
股份溢價賬				
一月一日	**3,510,565**	3,497,120	**3,510,565**	3,497,120
發行代息股份	**–**	13,445	**–**	13,445
十二月三十一日	**3,510,565**	3,510,565	**3,510,565**	3,510,565
資本贖回儲備賬				
一月一日	**5,019**	4,775	**5,019**	4,775
由損益賬轉入	**–**	244	**–**	244
十二月三十一日	**5,019**	5,019	**5,019**	5,019
匯兌儲備賬				
一月一日	**4,294**	3,871	**–**	–
匯兌差額	**95**	423	**–**	–
十二月三十一日	**4,389**	4,294	**–**	–
損益賬				
一月一日				
— 原列賬	**1,221,591**	1,021,853	**611,450**	518,377
— 採納會計實務準則第十八條(經修訂)之調整(附註一(a) (iii))	**(14,322)**	(7,596)	**(14,322)**	(7,596)
— 採納會計實務準則第二十八條之調整(附註一(a) (v))	**189,837**	214,332	**–**	–
— 採納會計實務準則第三十一條之調整(附註一(a) (vii))	**(4,733)**	(4,733)	**–**	–
— 重新列賬	**1,392,373**	1,223,856	**597,128**	510,781
年內溢利	**276,304**	247,107	**50,046**	164,937
	1,668,677	1,470,963	**647,174**	675,718
轉入資本贖回儲備賬	**–**	(244)	**–**	(244)
購回股份之應付溢價及經紀費	**–**	(649)	**–**	(649)
股息	**(77,697)**	(77,697)	**(77,697)**	(77,697)
十二月三十一日	**1,590,980**	1,392,373	**569,477**	597,128
	5,250,013	5,042,553	**4,085,061**	4,112,712

附註十七　儲備（續）

於結算日資本儲備賬內包括商譽及負商譽分別為56,869,000港元及10,199,000港元（二零零零年：56,869,000港元及10,199,000港元）。

根據公司條例第七十九條B規定計算，本公司於結算日可分配予股東之儲備為569,477,000港元（二零零零年：597,128,000港元）。

本集團之保留溢利／（虧損）分析如下：

	本公司及附屬公司 (港幣千元)	聯營公司 (港幣千元)	共同控制企業 (港幣千元)	總值 (港幣千元)
於二零零一年十二月三十一日之保留溢利／（虧損）	1,476,343	150,562	(35,925)	1,590,980
於二零零零年十二月三十一日之保留溢利／（虧損）（重新列賬）	1,248,494	159,444	(15,565)	1,392,373

附註十八 長期借貸

	集團	
	2001	2000
	(港幣千元)	(港幣千元)
須於下列期限償還之銀行貸款		
不超過一年	**506,417**	259,792
超過一年，但少於兩年	**1,013,021**	3,354,800
超過兩年，但少於五年	**1,732,493**	2,073,650
超過五年	**—**	49,226
減：列於流動負債內之流動部分	**(506,417)**	(259,792)
小計	**2,745,514**	5,477,676
須於下列期限償還之其他貸款		
超過兩年，但少於五年	**266,481**	251,388
超過五年	**5,000**	5,000
小計	**271,481**	256,388
有擔保可換股債券	**543,200**	543,200
總計	**3,560,195**	6,277,264
包括：		
銀行貸款（附註a）	**3,251,931**	5,737,468
其他貸款（附註b）	**271,481**	256,388
有擔保可換股債券（附註c）	**543,200**	543,200
減：列於流動負債內之流動部分	**(506,417)**	(259,792)
總計	**3,560,195**	6,277,264

附註：

a) 銀行貸款1,441,931,000港元（二零零零年：4,017,468,000港元）乃以本集團某些資產作抵押，包括投資物業1,675,279,000港元（二零零零年：無）、持作發展／發展中物業5,731,534,000港元（二零零零年：10,214,438,000港元）、物業存貨1,053,738,000港元（二零零零年：無）及船隻677,189,000港元（二零零零年：804,863,000港元）。

餘額由本公司作出擔保而取得。銀行貸款中1,311,920,000港元（二零零零年：1,245,963,000港元）為分期償還。

b) 其他貸款屬無抵押但其中266,481,000港元（二零零零年：251,388,000港元），以香港銀行同業拆息加1.25%利息，餘額則免利息。

c) 一九九九年七月，一家附屬公司發行總值七千萬美元用作支付長沙灣船廠舊址重建計劃之補地價金額及發展費用以年利率4.25%並須於每滿一年後付息之有擔保可換股債券。該批債券由本公司擔保，並在盧森堡證券交易所上市。債券持有人可在 一九九九年七月二十七日至二零零四年七月二十日期間，隨時按7.76港元兑1美元之固定匯率，以每股2.425港元兑換價（可作出調整）將債券轉換為每股面值0.25港元之本公司股份。除非先前已被回購及註銷、贖回或轉換，該批債券將於二零零四年七月二十七日按本金之132.5%加應計利息贖回。賬表內已就應付溢價提撥準備，使應付溢價於債券有效期內按固定比率攤銷。

附註十九　少數股東權益及貸款

	集團 2001 (港幣千元)	集團 2000 (港幣千元)
應佔權益	**751,932**	579,434
少數股東貸款	**4,488,652**	4,017,660
	5,240,584	4,597,094

少數股東貸款並無擔保及並無固定還款期。本集團並無對少數股東貸款作出任何之擔保。其中2,973,916,000港元(二零零零年:2,886,362,000港元)乃以香港銀行同業拆息加0.58%至1.25%計利息而餘額則免利息。

附註二十　綜合現金流量表

a)　來自經營業務之除稅前溢利與現金流入淨額調節表

	2001 (港幣千元)	(重新列賬) 2000 (港幣千元)
除稅前溢利	**526,296**	478,419
攤銷及折舊	**157,709**	180,274
投資減值準備	**–**	1,500
利息支出及融資成本	**122,740**	41,702
利息收入	**(50,122)**	(52,385)
出售固定資產之(盈利)/虧損	**(848)**	3,314
重估投資物業價值盈餘	**(2,367)**	(6,500)
所佔聯營公司業績	**(12,920)**	(69,791)
所佔共同控制企業業績	**17,916**	3,755
來自投資股息收入	**(14,693)**	(7,967)
持作發展/發展中物業之減少 (撥作資產成本之淨融資成本除外)	**2,378,835**	221,374
存貨之增加	**(4,883)**	(8,616)
貿易及其他應收賬款、按金及預付款之增加	**(328,876)**	(386,077)
寄存在代管人之出售物業之款項之減少	**212,737**	738,612
貿易及其他應付賬款、按金及應計費用之增加/(減少)	**91,431**	(631,290)
經營業務之現金流入淨額	**3,092,955**	506,324

附註二十　綜合現金流量表(續)

b) 收購附屬公司權益

	2001 (港幣千元)	2000 (港幣千元)
收購資產淨值		
固定資產	–	12,525
合營投資	–	5,420
貿易及其他應收賬款、按金及預付款	–	2,570
現金及銀行結餘	–	819
貿易及其他應付賬款、按金及應計費用	–	(1,409)
稅項	–	(20)
其他貸款	–	(5,000)
	–	14,905
集團原先所佔聯營公司權益	–	(7,253)
	–	7,652
收購資本儲備	–	(247)
	–	7,405
支付方式		
現金代價	–	3,000
扣除賣方欠本集團之款項	–	4,405
	–	7,405
收購附屬公司權益之現金及等同現金流出淨額分析		
現金代價	–	(3,000)
收購現金及銀行結餘	–	819
	–	(2,181)

附註二十　綜合現金流量表(續)

c) 融資變動之分析

	股本及股份溢價 (港幣千元)	銀行貸款 (港幣千元)	其他貸款 (港幣千元)	少數股東權益及貸款 (港幣千元)	總額 (港幣千元)
一九九九年十二月三十一日	3,881,696	5,312,324	233,955	4,156,070	13,584,045
應佔溢利	—	—	—	166,281	166,281
應佔匯兑儲備	—	—	—	359	359
新借入款項	—	2,265,505	—	124,111	2,389,616
償還貸款	—	(1,840,361)	—	(44,989)	(1,885,350)
應付利息	—	—	17,433	207,732	225,165
購入附屬公司權益	—	—	5,000	—	5,000
購回股份	(244)	—	—	—	(244)
發行代息股份	17,613	—	—	—	17,613
已派少數股東股息	—	—	—	(12,470)	(12,470)
發行代息股份之費用	(14)	—	—	—	(14)
二零零零年十二月三十一日	3,899,051	5,737,468	256,388	4,597,094	14,490,001
應佔溢利	—	—	—	174,936	174,936
應佔匯兑儲備	—	—	—	63	63
新借入款項	—	1,046,426	—	395,450	1,441,876
償還貸款	—	(3,531,963)	—	(61,604)	(3,593,567)
應付利息	—	—	15,093	137,146	152,239
已派少數股東股息	—	—	—	(2,501)	(2,501)
二零零一年十二月三十一日	3,899,051	3,251,931	271,481	5,240,584	12,663,047

d) 現金及等同現金之分析

	2001 **(港幣千元)**	2000 (港幣千元)
定期存款	**523,204**	758,626
現金及銀行結餘	**64,150**	113,967
	587,354	872,593

附註二十一 公積金計劃

本集團已根據強制性公積金計劃條例於二零零零年十二月設立強制性公積金(強積金)計劃。由於本集團現行之公積金計劃已獲豁免,所有員工均可選擇加入強積金計劃或維持原有計劃。如員工選擇加入強積金計劃,公司和員工均須以僱員有關入息(以二萬港元為上限)之百分之五作為供款。員工可選擇高於此最低供款額之自願性供款。

除強積金計劃外,本集團亦已有兩個定額供款之公積金計劃,包括所有於二零零零年八月二日前加入本集團及不選擇加入強積金之合資格員工。本公司和員工均須以僱員之每月基本薪金之百分之五作為供款。

此強積金計劃及其他定額供款之公積金計劃之資產均由獨立之信託人管理。本集團已撥入二零零一年十二月三十一日止年度之損益賬之供款為21,202,000港元(二零零零年:17,872,000港元)。是年並沒有因員工退出該等定額供款之公積金計劃而被沒收公積金僱主供款(二零零零年:902,000港元),已用以抵銷年內僱主之供款。於結算日,集團有15,491,000港元(二零零零年:17,584,000港元)之沒收供款可供使用,以抵銷日後集團對有關計劃的供款。

附註二十二 承擔

a) **資本承擔**

	集團		**公司**	
	2001	2000	**2001**	2000
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
已簽約但未撥備				
資本性支出	**1,306**	2,271	**–**	–
已批准但未簽約				
資本性支出	**3,469**	3,159	**–**	–

b) **租約承擔**

來年之應付不能取消之營運租約之最低租金總額如下:

	集團		**公司**	
		(重新列賬)		(重新列賬)
	2001	2000	**2001**	2000
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
第一年內	**8,573**	10,852	**–**	–
第二至第五年內	**1,166**	8,174	**–**	–
	9,739	19,026	**–**	–

本集團之營運租約之年期主要介乎1年至3年。

附註二十二 承擔(續)

c) 來年應收之最低租金

來年之應收不能取消之營運租約之最低租金總額如下:

	集團		公司	
	2001	2000	**2001**	2000
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
第一年內	**71,186**	12,603	**–**	–
第二至第五年內	**194,135**	4,414	**–**	–
第五年後	**37,506**	–	**–**	–
	302,827	17,017	**–**	–

本集團之營運租約之年期主要介乎1年至9年。

d) 本集團因在正常業務運作過程中簽訂多項合約以完成地產發展項目。於結算日未撥備之工程承擔總值約1,194,362,000港元(二零零零年:519,073,000港元),其中約1,085,276,000港元(二零零零年:65,827,000港元)與共同控制資產有關。

附註二十三 或然負債

	集團		公司	
	2001	2000	**2001**	2000
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
本公司為附屬公司取得信貸向第三者發出保證書	**–**	–	**3,285,120**	3,757,800
本公司為附屬公司發行有擔保可換股債券而作出擔保	**–**	–	**543,200**	543,200
銀行發出信用狀	**1,432**	799	**–**	–
未撥備之遞延稅項責任	**–**	6,773	**–**	–

附註二十四 關連人士交易

i) 集團按正常商業條件及在正常業務運作過程中進行重大的關連人士交易，詳情如下：

	附註	2001 (港幣千元)	(重新列賬) 2000 (港幣千元)
與澳門娛樂之重大交易	(a)		
已收澳門娛樂股息		**14,322**	7,596
已收澳門娛樂資助		**29,879**	24,708
售予澳門娛樂船票		**358,978**	334,260
就出售船票而付予澳門娛樂的折扣及佣金		**59,246**	57,503
就酒店管理向澳門娛樂收取的管理費及獎金		**21,723**	17,804
就澳門船務向澳門娛樂購入燃料		**77,596**	83,933
澳門娛樂代本集團收取在澳門銷售船票及提供有關服務的收入		**292,022**	337,385
就澳門船務業務向澳門娛樂償還的開支		**150,156**	150,641
澳門娛樂償還予本集團有關澳門旅遊塔會展中心分享的資源及承擔的開支		**55,293**	—
存於澳門娛樂之附屬公司誠興銀行的銀行戶口		**7,795**	150,000
收取澳門娛樂之船舶租金收益		**93,075**	45,672
與香港中國旅行社有限公司(香港中旅)之重大交易	(b)		
就出售船票而付予香港中旅的佣金		**24,725**	25,736
香港中旅代本集團收取銷售船票及提供有關服務的淨收入		**141,594**	175,978
信德船務有限公司及其聯營公司(信德船務)			
償還信德船務分享的資源及承擔的開支	(a)	**34,420**	36,887
向一家聯營公司收取的房地產租金及有關服務費		**4,950**	4,915
付予信德中心有限公司(信德中心)的房地產租金及有關服務費	(c)	**6,010**	8,645
已收聯營公司之利息收入		**28,270**	29,682
已付一家附屬公司少數股東之利息支出		**137,145**	207,732
已付合營投資夥伴之利息支出		**15,093**	17,432
已付一家附屬公司少數股東之銷售佣金		**18,171**	2,946
已付一家聯營公司之保險費		**21,880**	15,976
已付一家合營投資之建築成本		**160,159**	—

附註二十四　關連人士交易（續）

附註：

(a)　本公司董事何鴻燊博士、鄭裕彤博士及何婉琪女士為澳門娛樂及信德船務董事，並且直接及／或間接擁有該兩家公司的實益權益。本公司董事莫何婉穎女士擁有信德船務的實益權益。信德船務為本公司之主要股東。

(b)　香港中旅為香港中旅國際投資有限公司之附屬公司。香港中旅國際投資有限公司為本集團一家附屬公司的少數股東。

(c)　何鴻燊博士、澳門娛樂及新世界發展有限公司（新世界發展）擁有信德中心的實益權益。鄭裕彤博士為新世界發展主席及主要股東。

ii)　若干關連人士交易亦在第三十一頁至第三十四頁之董事會報告書的「關連交易」內披露。

iii)　附屬公司、聯營公司、合營企業、合營投資夥伴及少數股東之應收及應付款項於財務報表附註第十至第十二項及第十九項內披露。

附註二十五　分類資料

業務分類

集團

2001

	船務 （港幣千元）	地產 （港幣千元）	酒店及消閒 （港幣千元）	投資及其他 （港幣千元）	各分類間之撇銷 （港幣千元）	綜合 （港幣千元）
營業額及收益						
對外營業額	1,357,803	3,895,961	70,192	14,694	–	5,338,650
各分類間之營業額	1,791	964	–	–	(2,755)	–
其他收益	61,444	13,805	404	12	–	75,665
	1,421,038	3,910,730	70,596	14,706	(2,755)	5,414,315
分類業績	164,976	482,432	4,906	12,392	–	664,706
未分配收入						22,086
未分配支出						(81,630)
利息收入						48,870
經營溢利						654,032
融資成本						(122,740)
所佔聯營公司業績	–	(13,732)	16,191	10,461	–	12,920
所佔共同控制企業業績	–	(3,096)	(4,741)	(10,079)	–	(17,916)
除稅前溢利						526,296
稅項						(75,056)
少數股東權益						(174,936)
年內淨溢利						276,304
資產						
分類資產	1,750,887	11,856,976	124,517	486,986	(681)	14,218,685
聯營公司	–	620,377	366,605	37,161	–	1,024,143
合營投資	–	364,314	15,892	42,338	–	422,544
未分配資產						251,871
總資產						15,917,243
負債						
分類負債	162,388	5,728,134	36,857	113	(681)	5,926,811
未分配負債						3,553,383
總負債						9,480,194
其他資料						
資本性支出	58,646	331,016	4,219	88		
攤銷及折舊	146,260	4,612	6,219	189		

附註二十五　分類資料（續）

業務分類

集團
2000（重新列賬）

	船務（港幣千元）	地產（港幣千元）	酒店及消閒（港幣千元）	投資及其他（港幣千元）	各分類間之撇銷（港幣千元）	綜合（港幣千元）
營業額及收益						
對外營業額	1,408,794	1,754,709	66,763	7,968	–	3,238,234
各分類間之營業額	2,746	964	–	–	(3,710)	–
其他收益	37,129	666	500	29	–	38,324
	1,448,669	1,756,339	67,263	7,997	(3,710)	3,276,558
分類業績	117,497	335,680	1,111	7,402	–	461,690
未分配收入						23,947
未分配支出						(82,570)
利息收入						51,018
經營溢利						454,085
融資成本						(41,702)
所佔聯營公司業績	–	(8,401)	6,770	71,422	–	69,791
所佔共同控制企業業績	–	(2,755)	(1,000)	–	–	(3,755)
除稅前溢利						478,419
稅項						(65,031)
少數股東權益						(166,281)
年內淨溢利						247,107
資產						
分類資產	1,892,995	12,803,925	82,645	473,539	(312)	15,252,792
聯營公司	–	672,134	364,908	67,969	–	1,105,011
合營投資	–	359,919	9,260	–	–	369,179
未分配資產						639,114
總資產						17,366,096
負債						
分類負債	214,857	10,274,991	8,930	90	(312)	10,498,556
未分配負債						810,449
總負債						11,309,005
其他資料						
資本性支出	32,911	359,334	23,188	995		
攤銷及折舊	169,354	6,604	3,861	–		

附註二十五　分類資料(續)

地區分類

集團
2001

	香港 (港幣千元)	澳門 (港幣千元)	其他 (港幣千元)	綜合 (港幣千元)
營業額及收益	4,670,450	682,276	61,589	5,414,315
分類資產	13,657,614	1,106,414	1,153,215	15,917,243
資本性支出	394,323	–	88	
2000(重新列賬)				
營業額及收益	2,512,992	710,803	52,763	3,276,558
分類資產	14,951,572	1,246,463	1,168,061	17,366,096
資本性支出	415,086	759	995	

附註二十六　結算日後的重要事項

(i) 本集團以194,000,000港元出售於香港華民航空有限公司之權益，可帶來約177,800,000港元之盈利。

(ii) 本集團以500,000,000港元收購位於澳門氹仔佔地99,000平方米之酒店及商業用地開發權。

(iii) 於二零零二年三月二十一日，本公司建議以供股方式集資約388,500,000港元，按每股供股股份1港元之價格，進行涉及不少於388,486,782股供股股份之供股。因供股股份亦有權取得二零零一年每股3仙之末期股息，所以概列於財務報表附註第七項中的末期股息將會因此而增加約11,700,000港元。

附註二十七　比較數字

若干比較數字已予重新分類，以符合本年度財務報表的編列方式。

附註二十八　批認賬表

董事會已於二零零二年四月二十三日認可本年度之財務報表。

主要附屬公司、聯營公司及合營企業

	註冊地點／主要經營地點	發行及已繳足普通股本／註冊資本／(債務證券)	集團所佔股權百分比	主要業務
船務				
遠東水翼船務有限公司	香港／香港 — 澳門	2,000港元 5,000,000港元 +	71	航運
海洋造船工程有限公司	香港	200港元 100,000港元 +	71	建造及修理船舶
信德輪船有限公司	香港	2港元	100	投資控股
信德中旅航運管理有限公司	香港／香港 — 澳門	200港元 1,000,000港元 +	71	航運管理
信德中旅船務投資有限公司	英屬處女群島	10,000美元	71	投資控股
Shun Tak - China Travel Ferries Ltd.	英屬處女群島	2美元	71	投資控股
港澳飛翼船有限公司	香港／香港 — 澳門	10,000,000港元	71	航運
華顯投資有限公司	香港／香港 — 澳門	2港元 2港元 +	71	航運
Ravenser Enterprises Ltd.	香港／香港 — 澳門	20港元 1,000,000港元 +	71	航運
大德興船務有限公司	香港／香港 — 澳門	200港元 5,200,000港元 +	71	航運
地產 — 香港				
Garraton Investment Ltd.	香港	1,000港元	100	物業投資
Goform Ltd.	香港	2港元	100	物業投資
可時發展有限公司	香港	2港元	100	物業投資
Iconic Palace Ltd.	香港	20港元	100	物業發展
Bonsuric Co. Ltd.	香港	2港元	100	物業發展
隆益投資有限公司	香港	100港元	51	物業投資及發展
信德發展有限公司	香港	27,840,000港元	100	投資控股
Shun Tak Property Investment & Management Holdings Ltd.	香港	2港元	100	物業投資及管理
怡輝信德建築聯營有限公司**	香港	2港元 ^	50	物業建築工程
地產 — 澳門				
Eversun Co. Ltd.	香港／澳門	200港元	100	物業投資
氹仔城市發展有限公司	澳門	10,000,000澳門幣 #	25	物業投資及發展

主要附屬公司、聯營公司及合營企業

	註冊地點／主要經營地點	發行及已繳足普通股本／註冊資本／（債務證券）	集團所佔股權百分比	主要業務
地產 — 國內				
信德文化廣場有限公司	香港	10港元	60	投資控股
華國置業有限公司	香港	35,000港元 #	43	投資控股
廣州信德房地產有限公司**	中國	236,354,866人民幣 ^@	60	物業發展
酒店及消閒				
Excelsior-Hoteis e Investimentos Limitada**	澳門	20,000,000澳門幣 #	50	經營酒店
Florinda Hotel International Ltd.	英屬處女群島／澳門	1美元	100	酒店管理
海島旅遊發展有限公司	澳門	200,000,000澳門幣 #	35	投資控股
恆利嘉有限公司	香港	100港元	100	會所業務
財務				
信德財務有限公司	香港	2港元	100	財務管理
Shun Tak Finance (Overseas) Ltd.	澤西	12美元 26,360美元 *	100 100	財務管理
Shun Tak Finance International Ltd.	英屬處女群島	1美元 （70,000,000美元）	100	財務管理
其他				
香港華民航空有限公司**	香港	90,666,816港元 #	20	航空貨運
信德科技投資有限公司	香港	2港元	100	投資控股

上表所列乃董事認為對本集團之業績及資產淨值有相當影響之主要附屬公司、主要聯營公司及主要合營企業。以董事之意見，若將全部附屬公司、聯營公司及合營企業之詳細資料列出，則會過於冗長。

除信德輪船有限公司、信德發展有限公司、Shun Tak Property Investment & Management Holdings Ltd.及信德科技投資有限公司為本公司直接擁有的全資附屬公司外，其他附屬公司、聯營公司及合營企業均為間接擁有。

本集團之合營企業廣州信德房地產有限公司之股權及投票權之百分比全皆相同，為所佔於該合營企業之利潤以預先協議的完工後樓面面積計算。

+ *沒有投票權之遞延權益股*
* *可贖回優先股*
@ *註冊資本*
\# *聯營公司*
^ *合營企業*
** *非由屈洪疇會計師事務所有限公司審核之公司*

五年財務概要

綜合損益表

	2001 （港幣百萬元）	2000 （港幣百萬元）	1999 （港幣百萬元）	1998 （港幣百萬元）	1997 （港幣百萬元）
營業額	**5,339**	3,238	2,848	1,132	1,360
股東應佔溢利	**276**	247	242	103	241
股息總額	**78**	78	92	46	75
綜合資產負債表					
固定資產	**3,451**	3,280	3,028	1,442	1,815
聯營公司	**1,024**	1,105	1,098	1,734	1,476
合營投資	**423**	369	481	948	892
投資	**483**	437	366	329	330
應收按揭貸款	**652**	30	30	–	–
流動資產淨值	**8,599**	11,247	10,424	7,864	8,338
資金運用	**14,632**	16,468	15,427	12,317	12,851
股本	**389**	389	385	383	376
儲備	**5,250**	5,042	4,860	4,906	4,905
擬派股息	**47**	47	77	46	60
股東權益	**5,686**	5,478	5,322	5,335	5,341
少數股東權益及貸款	**5,241**	4,597	4,156	3,326	2,982
長期借貸	**3,560**	6,277	5,860	3,656	4,528
贖回有擔保可換股債券之溢價準備	**86**	51	15	–	–
遞延税項	**59**	65	74	–	–
運用之資金	**14,632**	16,468	15,427	12,317	12,851
發行及已繳足股份數目（百萬股）	**1,554**	1,554	1,538	1,534	1,504

發行及已繳足股份之數目乃根據結算日已發行股份釐定。

以上若干數字因遵照新及修訂之會計實務準則而重新編列。

業績數據

	2001	2000	1999	1998	1997
每股盈利－基本（仙）	**17.8**	16.0	15.8	6.8	16.3
每股盈利－攤薄（仙）	**不適用**	不適用	不適用	不適用	16.2
每股股息（仙）					
－中期	**2.0**	2.0	1.0	–	1.0
－末期	**3.0**	3.0	5.0	3.0	4.0
盈利派息比率	**3.6**	3.2	2.6	2.3	3.3
流動資產與流動負債比率	**7.7**	13.5	7.9	4.9	15.0
資本與負債比率(%)	**31.8**	56.2	57.8	53.5	54.6
股東權益回報率(%)	**4.9**	4.5	4.6	1.9	4.5
資金運用回報率(%)	**1.9**	1.5	1.6	0.8	1.9
每股資產淨值（港元）	**3.7**	3.5	3.5	3.5	3.6

資本與負債比率即淨借貸與股東權益及少數股東權益總和比例。

以上若干計算的數據已重新編列。

各部門職員

	2001	2000	1999	1998	1997
總公司	**128**	114	103	81	74
船務	**1,756**	1,770	1,737	1,406	1,354
地產	**125**	31	31	32	31
酒店及消閒	**92**	129	159	–	–

茲通告信德集團有限公司訂於二零零二年五月三十一日(星期五)下午二時三十分假座香港中環干諾道中200號信德中心東座一樓澳門賽馬會會所黃金閣召開股東週年常會,商議下列事項:

一. 省覽及通過截至二零零一年十二月三十一日止財政年度經審核之財政報告、董事會報告及核數師報告。

二. 宣派末期股息。

三. 重選董事並釐定董事酬金。

四. 續聘核數師並釐定其酬金。

五. 作為特別事項考慮,及如認為適當,通過下列決議案為普通決議案:

普通決議案

「**動議:**

(甲) 在本決議案(乙)段之限制下,批准一般性及無條件授權本公司董事會在有關期間內行使權力以購回本公司股份;

(乙) 本公司根據本決議案(甲)段之批准按香港公司股份購回守則在香港聯合交易所有限公司或由證券及期貨事務監察委員會及香港聯合交易所有限公司就購回股份而認可之任何其他證券交易所購回之股份面值總額不得超過本決議案獲通過當日本公司已發行股本面值總額之百分之十,而上述之批准亦須受此限制;

(丙) 就本決議案而言:

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間:

i. 本公司下次股東週年常會散會時;

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時;及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力。」

六. 作為特別事項考慮,及如認為適當,通過下列決議案為普通決議案:

普通決議案

「(一)**動議**:

(甲) 在本決議案(丙)段之限制下,根據公司條例第57B條,批准一般性及無條件授權本公司董事會在有關期間內行使本公司之權力以便配發、發行及處置本公司股本中之額外股份,並作出或授予可能需要行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券);

（乙） 本決議案（甲）段之批准授權本公司董事會在有關期間作出或授予可能須於有關期間以後行使該項權力之售股建議、協議及期權（包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券）；

（丙） 本公司董事會依據本決議案（甲）段批准配發或同意有條件或無條件配發（不論是否依據行使期權而配發者）之股本面值總額，惟不包括(i)供股、(ii)根據行使由本公司發行附有權利認購或可轉換為本公司股份之任何現有認股權證、債券、債權證、票據及其他證券之認購權或換股權、(iii)當時或將獲採納授予或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排或(iv)任何根據本公司組織章程細則而作出以配發股份代替本公司派發之全部或部份股息之以股代息計劃或類似安排，不得超過下列各項之總額：

(aa) 本決議案通過當日本公司已發行股本面值總額之百分之二十，另加；

(bb) （倘本公司董事會獲本公司股東另行通過普通決議案授權）在本決議案獲通過後本公司購回之本公司股本面值（最高以本決議案通過當日本公司已發行股本面值總額之百分之十為限），而上述之批准亦須受此限制；

（丁） 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力；及

「供股」指本公司董事會於其所訂定之期間內向於其一指定記錄日期已名列本公司股東名冊之股份持有人（及，如適用，向本公司其他證券之合資格持有人），按彼等當時持有該等本公司股份（或，如適用，該等其他證券）之比例向彼等配股或發行有權認購本公司股份之期權、認股權證或其他證券（惟在所有情況下本公司董事會有權就零碎配額，或經考慮適用於本公司任何地域之法律之任何限制或責任或任何認可監管機構或證券交易所之規定後，作出其認為必須或權宜之豁免或其他安排）。」

「(二)**動議**批准授予本公司董事會行使本會議通告第六項所載第(一)項決議案(甲)段所述之本公司權力並就該決議案(丙)段之中(bb)分段所述之本公司股本事宜而行使該權力。」

七. 處理本公司任何其他一般事項。

承董事會命
蘇樹輝
秘書

香港,二零零二年四月二十三日

註冊辦事處:
香港中環干諾道中200號
信德中心西座39字頂樓

附註:

一. *凡有權出席上述通告召開常會及投票之本公司股東,均有權委任一位或兩位代表出席及於投票表決時代其投票,受委代表毋須為本公司股東。*

二. *代表委任表格連同授權簽署該表格之授權書或其他授權文件(指如有而言)或由公證人簽署證明之該授權書或授權文件副本,最遲須於常會或其續會召開時間四十八小時前送回本公司註冊辦事處,方為有效。*

三. *本公司將由二零零二年五月二十八日(星期二)至二零零二年五月三十一日(星期五),首尾兩天包括在內,暫停辦理股份過戶登記手續;在該段其間內,所有轉讓均不被接納。為確定有權享有末期股息之資格,所有轉讓文件連同有關之股票最遲須於二零零二年五月二十七日(星期一)下午四時前送達本公司股份過戶登記處,地址為香港皇后大道東183號合和中心19樓1901至1905室香港中央證券登記有限公司。*

四. *關於上述第五項議程,董事會特請股東注意一份將連同年報一併寄予各股東之通函,該份通函將列出香港聯合交易所有限公司上市規則有關購回股份之重要條款。股東授予董事會購回股份之一般性授權於即將舉行之股東週年常會屆滿,因此,現尋求予以延續該項一般性授權。*

五. *關於上述第六項議程,董事會特表明現時並無計劃發行本公司任何額外新股(依據第(一)項決議案(丙)段所載第(ii)、(iii)或(iv)項議程而配發者除外)。股東授予董事會發行股份之一般性授權於即將舉行之股東週年常會屆滿,因此,現尋求予以延續該項一般性授權。*

Shun Tak Holdings Limited

Penthouse, 39th Floor, West Tower

Shun Tak Centre, 200 Connaught Road Central

Hong Kong

信德集團有限公司

香港中環干諾道中二百號信德中心西座三十九字頂樓